Form 10-K405, Exhibit 13
period 1999-03-31
INTRANET SOLUTIONS INC
filed 1999-06-29
CIK 867347

                                                                   EXHIBIT 13.1


                            INTRANET SOLUTIONS, INC.
                         INDEX TO FINANCIAL INFORMATION
                                      1999

                                                                                                        PAGE
       Management's Discussion and Analysis of Financial Condition and Results of Operations............. 1
       Quantitative and Qualitative Disclosures About Market Risk........................................14
       Consolidated Balance Sheets.......................................................................15
       Consolidated Statements of Operations.............................................................16
       Consolidated Statements of Shareholders' Equity (Deficit).........................................17
       Consolidated Statements of Cash Flows.............................................................18
       Notes to Consolidated Financial Statements........................................................19
       Report of Independent Certified Public Accountants................................................30
       Report of Independent Accountants.................................................................31
       Selected Consolidated Financial Data..............................................................32
       Market for Registrant's Common Equity and Related Stockholder Matters.............................33

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

     The information presented in this Annual Report to Shareholders for the year ended March 31, 1999 (the "Annual Report") contains forward-looking statements within the meaning of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements are subject to risks and uncertainties, including those discussed below under "Disclosure Regarding Forward-Looking Statements" and in the Company's Annual Report on Form 10-K for the year ended March 31, 1999 ("Form 10-K") under "Risk Factors", that could cause actual results to differ materially from those projected. Because actual results may differ, readers are cautioned not to place undue reliance on these forward-looking statements. The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and our Consolidated Financial Statements and related Notes included elsewhere in this Form 10-K.



DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Annual Report to Shareholders contains certain forward looking statements within the meaning of Section-21E of the Exchange Act. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information currently available to the Company at the time such statements were made. When used in this Annual Report, the words "anticipate", "believe", "estimate", "expect", "intend" and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Although the Company believes these statements are reasonable, readers of this Annual Report should be aware that actual results could differ materially from those projected by such forward-looking statements as a result of the risk factors listed below and set forth in the Company's Form 10-K under the caption "Risk Factors." Readers of this Annual Report should consider carefully the factors listed below and under the caption "Risk Factors" in the Company's Form 10-K, as well as the other information and data contained in this Annual Report. The Company cautions the reader, however, that such list of factors under the caption "Risk Factors" in the Company's Form 10-K and listed below may not be exhaustive and that those or other factors, many of which are outside of the Company's control, could have a material adverse effect on the Company and its results of operations. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements set forth hereunder and under the caption "Risk Factors" in the Company's Form 10-K.


Overview

     IntraNet Solutions is a leading provider of Web-based data and content management solutions for intranets, extranets and the Internet. The company responsible for developing our current business was founded in 1990. In July 1996, it merged with and into a publicly traded corporation, which was organized under Minnesota law in November 1989. The name of the entity surviving this merger was changed to IntraNet Solutions, Inc. Following the merger, our business included intranet data and content management software, on-demand publishing and hardware integration services.

     Our experience in assisting organizations in managing their documents and other unstructured data led us to identify the need for a comprehensive solution for accessing, managing and publishing data and content in a Web environment. In fiscal 1997, we launched our first Web-based software product currently known as Intra.doc!. We incorporated a Java server architecture with Intra.doc! Version
3.0 in January 1998 and began shipping Intra.doc! Version 3.5, which provided an enhanced enterprise-scaleable solution, in September 1998. In order to focus our resources exclusively on developing and marketing Web-based data and content management solutions, we have disposed of our other businesses. In mid-1998, we completed the final sale of substantially all of our on-demand publishing assets, and we sold our hardware integration operations in late 1998. Since October 1998, we have focused exclusively on developing and marketing Web-based solutions for accessing, managing and publishing data and content. Accordingly, certain reclassifications have been made to the categories of revenues and cost of revenues presented in our 1997 and 1998 financial statements to conform with the presentation used in the 1999 financial statements. These reclassifications had no effect on losses from continuing operations or net losses as previously reported.

     We currently derive all of our revenues from licenses of our Intra.doc! suite of products and related services. Revenues are recognized on product licenses when a purchase order has been received, the product has been shipped and no significant obligations remain related to implementation. Services revenues consist of fees from consulting and maintenance. Consulting services include needs assessment, software integration, security analysis, application development and training. We bill consulting fees either on a time and materials basis or on a fixed price schedule. Our clients typically purchase annual maintenance agreements, and we price maintenance agreements based on a percentage of the product license fee. Clients purchasing maintenance agreements receive product upgrades, Web-based technical support and telephone hot-line support. We recognize revenues from maintenance agreements ratably over the term of the agreement, typically one year.

     Cost of revenues consists of technology royalties, costs to manufacture, package and distribute our products and related documentation, as well as personnel and other expenses related to providing services. Sales and marketing expenses consist primarily of employee salaries, commissions, and costs associated with marketing programs such as advertising, public relations and trade shows. Research and development expenses consist primarily of salaries and related costs associated with the development of new products, the enhancement of existing products and the performance of quality assurance and documentation activities. General and administrative expenses consist primarily of salaries and other personnel-related costs for executive, financial, human resources, information services and other administrative personnel, as well as legal, accounting and insurance costs. Losses from discontinued operations consist primarily of losses on the operations of our former on-demand publishing distribution group and losses on the write-down and sale of its assets.

     Since our inception, we have incurred substantial costs to develop our technology and products, to recruit and train personnel for our sales and marketing, research and development and services departments, and to establish an administrative organization. As a result, we had an accumulated deficit of $10.6 million at March 31, 1999. We anticipate that our operating expenses will increase substantially in future quarters as we increase sales and marketing operations, develop new distribution channels, fund greater levels of research and development, broaden services and improve operational and financial systems. In addition, our limited operating history makes it difficult for us to predict future operating results. We cannot be certain that we will achieve or sustain revenue growth or profitability.

     Software development costs have been accounted for in accordance with Statement of Financial Accounting Standards, SFAS, No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Under that accounting standard, software development costs may be capitalized once the technological feasibility of the project is established. The amount of software development costs that may be capitalized is subject to limitations based on the net realizable value of the potential product. To date, the period between achieving technological feasibility of our products and the general availability of the products has been short. As a result, software development costs qualifying for capitalization have been immaterial. Accordingly, we have not capitalized any software development costs and have instead charged all such costs to research and development expenses.

     We had 67 full-time employees at March 31, 1999, down from 107 at March 31, 1998 and 121 at March 31, 1997. This decrease is primarily due to the sale of the hardware integration and on-demand publishing businesses and the resulting transfer of related employees. If we achieve our business plan, we will incur substantial growth, which will place a significant demand on our management, administrative and operational resources. In order to manage growth effectively, we must implement and improve our operational systems, procedures and controls on a timely basis. We expect that future expansion will continue to challenge our ability to hire, train, motivate and manage our employees. Competition is intense for highly qualified sales and marketing, research and development, services and management personnel. If our total revenue does not increase relative to our operating expenses, our management systems do not expand to meet increasing demands, we fail to attract, assimilate and retain qualified personnel, or we otherwise fail to manage our expansion effectively, our business, operating results and financial condition may be materially adversely affected.

RESULTS OF OPERATIONS - FISCAL YEAR ENDED MARCH 31, 1999 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1998

    REVENUES

     Total revenues decreased by $5.4 million, or 28%, to $14.1 million for the year ended March 31, 1999 from $19.5 million for the year ended March 31, 1998. This decrease related primarily to the sale of our hardware integration business, partially offset by increased revenues for product licenses of Intra.doc! software.

     Product Licenses. Revenues for product licenses, which related entirely to Intra.doc! software, increased by $4.2 million, or 162%, to $6.8 million for the year ended March 31, 1999 from $2.6 million for the year ended March 31, 1998. The growth in revenues for product licenses was attributable to the expansion of our customer base and increased sales to existing customers.

     Services. Revenues for services, which related entirely to services associated with Intra.doc! software, increased by $1.2 million, or 293%, to $1.6 million for the year ended March 31, 1999 from $409,000 for the year ended March 31, 1998. The increase in revenues for services was primarily attributable to a larger installed base of products.

     Hardware Integration and Support. Revenues for hardware integration and support decreased by $10.9 million, or 66%, to $5.6 million for the year ended March 31, 1999 from $16.5 million for the year ended March 31, 1998. The decrease in revenues for hardware integration was due to the sale of the hardware integration business during the quarter ended September 30, 1998.

    COST OF REVENUES AND GROSS PROFIT

     Total cost of revenues decreased by $7.2 million, or 53%, to $6.3 million for the year ended March 31, 1999 from $13.5 million for the year ended March 31, 1998. Total cost of revenues as a percentage of total revenues was 45% in 1999 compared to 69% in 1998. Gross profit increased by $1.8 million, or 30%, to $7.8 million for the year ended March 31, 1999 from $6.0 million for the year ended March 31, 1998. Total gross profit as a percentage of total revenues was 55% in 1999 compared to 31% in 1998. The increase in gross profit was primarily attributable to a shift in product mix from hardware integration and support to product licenses and services related to Intra.doc! software.

     Product Licenses. Cost of revenues for product licenses, which related entirely to Intra.doc! software, increased by $378,000, or 133%, to $663,000 for the year ended March 31, 1999 from $285,000 for the year ended March 31, 1998. Gross profit as a percentage of revenues for product licenses was 90% for the year ended March 31, 1999 compared to 89% for the year ended March 31, 1998.

     Services. Cost of revenues for services, which related entirely to services associated with Intra.doc! software, increased by $718,000, or 252%, to $1.0 million for the year ended March 31, 1999 from $285,000 for the year ended March 31, 1998. Gross profit as a percentage of revenues for services was 37% for the year ended March 31, 1999 compared to 30% for the year ended March 31, 1998. The increase in gross profit as a percentage of revenues for services was primarily due to higher-margin maintenance contracts representing a greater portion of revenues for services in 1999 than in 1998.

     Hardware Integration and Support. Cost of revenues for hardware integration and support decreased by $8.3 million, or 64%, to $4.6 million for the year ended March 31, 1999 from $12.9 million for the year ended March 31, 1998. The decrease in cost of revenues for hardware integration and support was due to the sale of the hardware integration and support business during the quarter ended September 30, 1998. Gross profit as a percentage of hardware integration revenues was 18% for the year ended March 31, 1999 compared to 22% for the year ended March 31, 1998. The reduction in gross profit as a percentage of hardware integration and support revenues was primarily attributable to larger hardware integration projects with lower margins as well as to increased competition.

    OPERATING EXPENSES

     Sales and Marketing. Sales and marketing expenses increased by $1.2 million, or 39%, to $4.3 million for the year ended March 31, 1999 from $3.1 million for the year ended March 31, 1998. Sales and marketing expenses as a percentage of total revenues were 31% in 1999 compared to 16% in 1998. Sales and marketing expenses increased as a percentage of total revenues primarily due to decreased revenues for hardware integration and support, combined with increased staffing and marketing expenses for advertising, public relations and trade shows supporting our Intra.doc! suite of products. The increase was partially offset by decreased sales and marketing expenses related to hardware integration and support programs.

     General and Administrative. General and administrative expenses increased by $560,000, or 23%, to $2.9 million for the year ended March 31, 1999 from $2.4 million for the year ended March 31, 1998. General and administrative expenses as a percentage of total revenues were 21% in 1999 compared to 12% in 1998. General and administrative expenses increased primarily due to increased personnel expenses, including hiring expenses, and increased expenses for professional services.

     Research and Development. Research and development expense increased by $99,000, or 8%, to $1.3 million for the year ended March 31, 1999 from $1.2 million for the year ended March 31, 1998. Research and development expenses as a percentage of total revenue were 10% in 1999 compared to 6% in 1998. The increase in research and development expenses was primarily due to increases in staffing and related costs required to support our continued emphasis on product enhancements, partially offset by decreased expenses related to our hardware integration operations.

    OTHER INCOME (EXPENSE)

     Other income was $462,000 for the year ended March 31, 1999 compared to other expense of $332,000 for the year ended March 31, 1998. Other income in 1999 included a gain of $517,000 on the sale of the assets of our hardware integration business unit, partially offset by net interest expense. Other expense in 1998 consisted of interest expense on our revolving line of credit.

    DISCONTINUED OPERATIONS

     Total losses on discontinued operations decreased by $2.2 million, or 85%, to $410,000 for the year ended March 31, 1999 from $2.6 million for the year ended March 31, 1998. The decrease in total losses on discontinued operations was primarily because 1999 included only a partial year of losses on discontinued operations while 1998 included a full year. The loss in 1998 also includes an adjustment of $750,000 to fully amortize goodwill associated with the acquisition of a discontinued facility and a write-down of certain other assets to their estimated net realizable value.

RESULTS OF OPERATIONS - FISCAL YEAR ENDED MARCH 31, 1998 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1997

    REVENUES

     Total revenues increased by $3.3 million, or 20%, to $19.5 million for the year ended March 31, 1998 from $16.2 million for the year ended March 31, 1997. Revenues increased in all product lines.


     Product Licenses. Revenues for product licenses, which related entirely to Intra.doc! software, increased by $1.7 million, or 192%, to $2.6 million for the year ended March 31, 1998 from $886,000 for the year ended March 31, 1997. The growth in revenues for product licenses was attributable to the expansion of our customer base and increased sales to existing customers.

     Services. Revenues for services, which related entirely to services associated with Intra.doc! software, were $409,000 for the year ended March 31, 1998 compared to $28,000 for the year ended March 31, 1997. The increase in services revenues was attributable primarily to a greater base of installed products in 1998.

     Hardware Integration and Support. Revenues for hardware integration and support increased by $1.2 million, or 8%, to $16.5 million for the year ended March 31, 1998 from $15.3 million for the year ended March 31, 1997. The increase in hardware integration revenues was primarily due to the expansion of our customer base and increased sales to existing customers.

    COST OF REVENUES AND GROSS PROFIT

     Total cost of revenues increased by $1.4 million, or 12%, to $13.5 million for the year ended March 31,

1998 from $12.1 million for the year ended March 31, 1997. Total cost of revenues as a percentage of total revenues was 69% in 1998 compared to 75% in 1997. Gross profit increased by $1.9 million, or 46%, to $6.0 million for the year ended March 31, 1998 from $4.1 million for the year ended March 31, 1997. Total gross profit as a percentage of total revenues was 31% in 1998 compared to 25% in 1997. The increase in gross profit was primarily attributable to increased revenues in all product lines.

     Product Licenses. Cost of revenues for product licenses, which related entirely to Intra.doc! software, increased by $55,000, or 24%, to $285,000 for the year ended March 31, 1998 from $230,000 for the year ended March 31, 1997. Gross profit as a percentage of product license revenues was 89% for the year ended March 31, 1998, compared to 74% for the year ended March 31, 1997. The increase in gross profit as a percentage of revenues was primarily attributable to reduced royalty rates on licensed technology incorporated in our Intra.doc! software.

     Services. Cost of revenues for services, which related entirely to services associated with Intra.doc! software, was $285,000 for the year ended March 31, 1998 compared to $14,000 for the year ended March 31, 1997. Gross profit as a percentage of revenues for services was 30% for the year ended March 31, 1998. The increase in cost of revenues for services was primarily due to a greater base of installed products in 1998.

     Hardware Integration and Support. Cost of revenues for hardware integration and support increased by $1.0 million, or 8%, to $12.9 million for the year ended March 31, 1998 from $11.9 million for the year ended March 31, 1997. Gross profit as a percentage of hardware integration and support revenues was 22% for the year ended March 31, 1998 compared to 22% for the year ended March 31, 1997.

    OPERATING EXPENSES

     Sales and Marketing. Sales and marketing expenses increased by $1.1 million, or 55%, to $3.1 million for the year ended March 31, 1998 from $2.0 million for the year ended March 31, 1997. Sales and marketing expenses as a percentage of total revenues were 16% in 1998 compared to 12% in 1997. The increase in sales and marketing expenses as a percentage of total revenues was primarily due to increases in staffing and marketing expenses for advertising, public relations and trade shows supporting our Intra.doc! suite of products.

     General and Administrative. General and administrative expenses increased $385,000, or 19%, to $2.4 million for the year ended March 31, 1998 from $2.0 million for the year ended March 31, 1997. General and administrative expenses as a percentage of total revenues were 12% in 1998 compared to 12% in 1997. The increase in general and administrative expenses corresponded with the increase in revenues for the period.

     Research and Development. Research and development expenses increased by $127,000, or 12%, to $1.2 million for the year ended March 31,1998 from $1.1 million for the year ended March 31, 1997. Research and development expenses as a percentage of total revenue were 6% in 1998 compared to 7% in 1997.

QUARTERLY RESULTS

     The following tables present unaudited consolidated statements of operations data both in absolute dollars and as a percentage of total revenues for each of our last eight quarters. This data has been derived from unaudited consolidated financial statements that have been prepared on the same basis as the annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for a fair presentation of such information. These unaudited quarterly results should be read in conjunction with the Consolidated Financial Statements and related Notes appearing elsewhere in this Form 10-K. The consolidated results of operations for any quarter are not necessarily indicative of the results for any future period. Certain reclassifications have been made to the categories of revenues and cost of revenues presented in our 1997 and 1998 financial statements to conform with the presentation used in the 1999 financial statements. These reclassifications had no effect on losses from continuing operations and net losses previously reported.



                                                                      THREE MONTHS ENDED
                                    ---------------------------------------------------------------------------------------
                                    JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,  SEPT. 30,  DEC. 31,   MAR. 31,
                                      1997       1997        1997      1998        1998       1998      1998       1999
                                    ---------  ---------  ---------  ---------  ---------  ---------- ---------- ----------
                                                              (IN THOUSANDS, EXCEPT PERCENTAGES)
CONSOLIDATED STATEMENTS OF
OPERATIONS DATA:
Revenues:
  Product licenses.................. $    204   $     545  $     653  $   1,161  $     776  $   1,509  $   2,044   $  2,498
  Services..........................       57          63         91        199        225        285        500        592
  Hardware integration and support..    4,296       4,392      4,270      3,519      3,215      2,414         --         --
                                     --------   ---------  ---------  ---------  ---------  ---------  ---------   --------
Total revenues......................    4,557       5,000      5,014      4,879      4,216      4,208      2,544      3,090
                                     --------   ---------  ---------  ---------  ---------  ---------  ---------   --------
Cost of revenues:
  Product licenses..................       48          59         58        120         94        115        199        254
  Services..........................       36          37         82        130        142        180        317        364
  Hardware integration and support..    3,339       3,571      3,241      2,732      2,570      2,031         --         --
                                     --------   ---------  ---------  ---------  ---------  ---------  ---------   --------
Total cost of revenues..............    3,423       3,667      3,381      2,982      2,806      2,326        516        618
                                     --------   ---------  ---------  ---------  ---------  ---------  ---------   --------
Gross Profit........................    1,134       1,333      1,633      1,897      1,410      1,882      2,028      2,472
                                     --------   ---------  ---------  ---------  ---------  ---------  ---------   --------
Operating expenses:
  Sales and marketing...............      588         750        777      1,016        937      1,109      1,114      1,156
  General and administrative........      564         611        581        613        651        656        689        933
  Research and development..........      305         332        306        300        285        344        346        367
                                     --------   ---------  ---------  ---------  ---------  ---------  ---------   --------
Total operating expenses............    1,457       1,693      1,664      1,929      1,873      2,109      2,149      2,456
                                     --------   ---------  ---------  ---------  ---------  ---------  ---------   --------
Income (loss) from operations.......     (323)       (360)       (31)       (32)      (463)      (227)      (121)        16
Other income (expense):
  Gain on sale of hardware
  integration unit....................     --          --         --         --         --        517         --         --
  Interest income (expense), net....      (93)       (103)       (91)       (45)       (31)       (19)       (11)         6
                                     --------   ---------  ---------  ---------  ---------  ---------  ---------   --------
Income (loss) from continuing
operations..........................     (416)       (463)      (122)       (77)      (494)       271       (132)        22
Discontinued operations:
  Loss on sale of distribution
  group.............................       --          --         --         --       (111)        --         --         --
  Loss from operations of
  distribution group................     (436)       (515)      (474)    (1,152)      (410)        --         --         --
                                     --------   ---------  ---------  ---------  ---------  ---------  ---------   --------
Net income (loss)...................     (852)       (978)      (596)    (1,229)    (1,015)       271       (132)        22
Preferred stock dividends and
accretion...........................       --         980        640         45        603         29         80          6
Income (loss) attributable to
common Shareholders................. $   (852)  $  (1,958) $  (1,236) $  (1,274) $  (1,618) $     242  $    (212)  $     16
                                     ========   =========  =========  =========  =========  =========  =========   ========

AS A PERCENTAGE OF TOTAL REVENUES:
Revenues:
  Product licenses..................      4.5%       10.9%      13.0%      23.8%      18.4%       35.9%      80.3%     80.8%
  Services..........................      1.3         1.3        1.8        4.1        5.3         6.8       19.7      19.2
  Hardware integration and support..     94.2        87.8       85.2       72.1       76.3        57.3         --        --
                                     --------   ---------  ---------  ---------  ---------  ---------- ----------  --------
Total revenues......................    100.0       100.0      100.0      100.0      100.0       100.0      100.0     100.0
                                     --------   ---------  ---------  ---------  ---------  ---------- ----------  --------
Cost of revenues:
  Product licenses..................      1.1         1.2        1.2        2.5        2.2         2.7        7.8       8.2
  Services..........................      0.8         0.7        1.6        2.7        3.4         4.3       12.5      11.8
  Hardware integration and support..     73.3        71.4       64.6       56.0       61.0        48.3         --        --
                                     --------   ---------  ---------  ---------  ---------  ---------- ----------  --------
Total cost of revenues..............     75.2        73.3       67.4       61.2       66.6        55.3       20.3      20.0
                                     --------   ---------  ---------  ---------  ---------  ---------- ----------  --------
Gross profit........................     24.8        26.7       32.6       38.8       33.4        44.7       79.7      80.0
                                     --------   ---------  ---------  ---------  ---------  ---------- ----------  --------
Operating expenses:
  Sales and marketing...............     12.9        15.0       15.5       20.8       22.2        26.4       43.8      37.4
  General and administrative........     12.4        12.2       11.6       12.6       15.4        15.6       27.1      30.2
  Research and development..........      6.7         6.6        6.1        6.1        6.8         8.2       13.6      11.9
                                     --------   ---------  ---------  ---------  ---------  ---------- ----------  --------
Total operating expenses............     32.0        33.8       33.2       39.5       44.4        50.2       84.5      79.5
                                     --------   ---------  ---------  ---------  ---------  ---------- ----------  --------
Income (loss) from operations            (7.2)       (7.1)      (0.6)      (0.7)     (11.0)       (5.5)      (4.8)      0.5
Other income (expense):
  Gain on sale of hardware
  integration unit....................     --          --         --         --         --        12.3         --        --
  Interest income (expense), net....     (2.0)       (2.1)      (1.8)      (0.9)      (0.7)       (0.5)      (0.4)      0.2
                                     --------   ---------  ---------  ---------  ---------  ---------- ----------  --------
Income (loss) from continuing
operations..........................     (9.2)       (9.2)      (2.4)      (1.6)     (11.7)        6.3       (5.2)      0.7
Discontinued Operations:
  Loss on sale of distribution
  group...............................     --          --         --         --       (2.6)         --         --        --
  Loss from operations of
  distribution group................     (9.6)      (10.3)      (9.5)     (23.6)      (9.7)         --         --        --
                                     --------   ---------  ---------  ---------  ---------   ---------  ---------  --------
Net income (loss)...................    (18.8)      (19.5)     (11.9)     (25.2)     (24.0)        6.3       (5.2)      0.7
Preferred stock dividends and
accretion...........................       --        19.6       12.8        0.9       14.3         0.7        3.1       0.2
                                     --------   ---------  ---------  ---------  ---------   ---------  ---------  --------
Income (loss) attributable to
common Shareholders.................    (18.8)%     (39.1)%    (24.7)%    (26.1)%    (38.3)%       5.6%      (8.3)%     0.5%
                                     ========   =========  =========  =========  =========   =========  =========  ========

    Revenues. Revenues for product licenses and services, which are related entirely to Intra.doc! software, have increased in each of the quarters since its release, except for the quarter ended June 30, 1998. We implemented a reorganization of our sales department during the quarter ended June 30, 1998, which temporarily diverted the focus of the sales department, leading to reduced sales in the quarter. Version 3.5 of our Intra.doc! software was launched during the quarter ended September 30, 1998. Version 3.5 included significant improvements in the enterprise-scalability features of our Intra.doc! software. The launch of Version 3.5, combined with the renewed efforts of the reorganized sales department, generated a significant increase in revenues for product licenses in the quarter ended September 30, 1998.

     Cost of Revenues and Gross Profit. Cost of revenues for product licenses and services, which are related entirely to Intra.doc! software, have increased in each of the quarters since its release, except for the quarter ended June 30, 1998. The decrease in cost of revenues from the quarter ended March 31, 1998 corresponds with the decrease in revenues experienced during the same period. Total gross profit as a percentage of total revenues has generally increased, on a quarter to quarter basis, from June 30, 1997 to September 30, 1998 as our product mix has shifted away from hardware integration and support to Intra.doc! product licenses and services. Total gross profits as a percentage of total revenues were sharply higher in the two most recent quarters relative to the six previous quarters because revenues in the two most recent quarters related exclusively to Intra.doc! products and services.

     As a result of our limited operating history, we cannot forecast operating expenses based on historical results. Accordingly, we base our expenses in part on projections of future revenues. Most of these expenses are fixed in the short term, and we may not be able to quickly reduce spending if revenues are lower than we have projected. Our ability to forecast accurately our quarterly revenues is limited due to the sales cycle of our software products, which makes it difficult to predict the quarter in which license sales will occur, and the variability of client demand for professional services. We expect our business, operating results and financial condition to be materially adversely affected if revenues do not meet projections. We expect our revenues and operating results may vary significantly from quarter to quarter. A number of factors are likely to cause these variations, including:

      -   demand for our products and services;

      - the timing of new product introductions and sales of our products and services;

      -   unexpected delays in introducing new products and services;

      - increased expenses, whether related to sales and marketing, research and development or administration;

      - changes in the rapidly evolving market for data and content management solutions;

      - the mix of revenues from product licenses and services, as well as the mix of products licensed;

      - the mix of services provided and whether services are provided by our staff or third-party contractors;

      -   the mix of domestic and international sales;

      -   costs related to possible acquisitions of technology or businesses;

      -   general economic conditions; and

      -    public announcements by our competitors.

     Accordingly, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful. Investors should not rely on the results of one quarter as an indication of future performance.

     We plan to increase our operating expenses to expand sales and marketing operations, develop new distribution channels, fund greater levels of research and development, broaden services and support and improve operational and financial systems. If our revenues do not increase along with these expenses, our business, operating results and financial condition in a given quarter may be materially adversely affected.


NET OPERATING LOSS CARRYFORWARDS

     As of March 31, 1999, we had net operating loss carryforwards of approximately $7.9 million. The net operating loss carryforwards will expire at various dates beginning in 2011, if not utilized. The Tax Reform Act of 1986 imposes substantial restrictions on the utilization of net operating losses and tax credits in the event of an "ownership change" of a corporation. Our ability to utilize net operating loss carryforwards on an annual basis will be limited as a result of "ownership changes" in connection with the sale of equity securities. We have provided a full valuation allowance on the deferred tax asset because of the uncertainty regarding its realization. Our accounting for deferred taxes involves the evaluation of a number of factors concerning the realizability of our deferred tax assets. In concluding that a full valuation allowance was required, management considered such factors as our history of operating losses, potential future losses and the nature of our deferred tax assets. See Note 11 to the Consolidated Financial Statements included in this Form 10-K.

LIQUIDITY AND CAPITAL RESOURCES

     We have funded our operations and satisfied our capital expenditure requirements primarily through revolving working capital and term loans from banking institutions, private placements of debt and equity securities and proceeds from the sale of assets related to prior lines of business. Cash used in operating activities was $4.9 million in 1997, $3.7 million in 1998 and $1.4 million in 1999. The $1.4 million of cash used in operating activities for the year ended March 31, 1999 includes a decrease in accounts receivable of approximately $1.1 million from March 31, 1998. This decrease was largely attributable to the reduction of receivables related to the hardware integration unit that was sold in September 1998.

     To date, we have invested our capital expenditures primarily in property and equipment, consisting largely of computer hardware and software. Capital expenditures for the year ended March 31, 1997, 1998 and 1999 were approximately $285,000, $372,000 and $365,000, respectively. We have also entered into capital and operating leases for facilities and equipment. We expect that our capital expenditures will increase as our employee base grows. At March 31, 1999, we did not have any material commitments for capital expenditures.

     As of March 31, 1999, we had $2.0 million in cash and cash equivalents and $4.3 million in working capital. Net cash provided by financing activities was $4.1 million in 1997, $4.1 million in 1998 and $1.4 million in 1999. We have a $2.25 million revolving line of credit with Diversified Business Credit, Inc. that bears interest at the bank's prime rate plus 2.0%. As of March 31, 1999, $422,000 was outstanding under the revolving line of credit and was due on demand. This line of credit is secured by substantially all of our assets. As of March 31, 1999, we were in compliance with all financial covenants and restrictions related to the line of credit.

     On June 9,1999 the company completed a public offering of 3,230,000 shares of its common stock and received net proceeds of approximately $23,500,000. The proceeds from the offering will be used for working capital and general corporate purposes.

     We currently believe that the net proceeds of this offering, together with cash and cash equivalents on hand and commercial credit facilities, will be sufficient to meet our working capital requirements for at least the next 12 months. After that time, we may require additional funds to support our working capital requirements or for other purposes and may seek to raise such additional funds through public or private equity financings or from other sources. We cannot be certain that additional financing will be available on terms favorable to us, or on any terms, or that any additional financing will not be dilutive.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     We adopted the American Institute Certified Public Accountants' Statement of Position, or SOP, 97-2, Software Revenue Recognition, and SOP 98-4, Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition, as of April 1, 1998. SOP 97-2 and SOP 98-4 provide guidance for recognizing revenue on software transactions and supersede SOP 91-1 Software Revenue Recognition. The adoption of SOP 97-2 and SOP 98-4 did not have a material effect on our operating results.

     In December 1998, the American Institute of Certified Public Accountants issued SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions. SOP 98-9 amends SOP 98-4 to extend the deferral of the application of certain passages of SOP 97-2 provided by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into during fiscal years beginning after March 15, 1999. We believe that the adoption of SOP 98-9 will not have a material effect on our consolidated financial statements.

     In February 1998, the American Institute of Certified Public Accountants issued SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 establishes the accounting for costs of software products developed or purchased for internal use, including when such costs should be capitalized. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. We do not expect that SOP 98-1 will have a material effect on our consolidated financial statements.

     SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities was issued in June 1998. We are not required to adopt SFAS No 133 until April 1, 2000. We believe the adoption of SFAS No. 133 will not have a material effect on our consolidated financial statements.

YEAR 2000 COMPLIANCE

     The "Year 2000 issue" refers generally to the problems that some software may have in determining the correct century. For example, software with date-sensitive functions that are not Year 2000 compliant may not be able to distinguish whether "00" means 1900 or 2000, which may result in system failures or the creation of erroneous data.

     We have adopted a Year 2000 readiness program for the current versions of our products. Our program includes Year 2000 readiness assessment and implementation of solutions to potential readiness issues. Solutions include remediation, upgrading and replacement of certain product versions, as well as validation testing, and contingency planning. We continue to respond to customer questions about prior versions of our products on a case-by-case basis.

     We have completed all phases of our Year 2000 readiness program, except for contingency planning, for the current versions of all of our products. As a result, the current versions of each of our products are Year 2000 compliant, when configured and used in accordance with the related documentation, and provided that the underlying operating system of the host machine and any other software used with or in the host machine or our products are also Year 2000 compliant.

     We have tested software obtained from third parties that is incorporated into our products, and are seeking assurances from our vendors that licensed software is Year 2000 compliant. Despite our testing, testing by current and potential clients and assurances from developers of products incorporated into our products, our products may contain undetected errors or defects associated with Year 2000 date functions. Known or unknown errors or defects in our products could result in delayed or lost revenues, diversion of development resources, damage to our reputation or increased service and warranty costs, any of which may have a material adverse affect on our business, operating results and financial condition. Some commentators have predicted significant litigation regarding Year 2000 compliance issues, and we are aware of such lawsuits against other software vendors. Because of the unprecedented nature of such litigation, it is uncertain whether or to what extent this may affect us.

     Our internal systems include both our information technology, or IT, and non-IT systems. We have completed an assessment of our material internal IT systems, including both our own software products and third-party software and hardware technology. We have also initiated an assessment of our non-IT systems. We expect to complete testing and any required remediation of our IT systems in 1999. To the extent that we are not able to test the technology provided by third-party vendors, we are seeking assurances from the vendors that their systems are Year 2000 compliant. Although we are not currently aware of any material operational issues or costs associated with preparing our internal IT and non-IT systems for the Year 2000, we may experience material unanticipated problems and costs caused by undetected errors or defects in the technology used in our internal IT and non-IT systems.

     We do not currently have complete information concerning the Year 2000 compliance status of all of our customers. Our current and potential clients may incur significant expenses to achieve Year 2000 compliance. If our clients are not Year 2000 compliant, they may experience material costs to remedy problems, or they may face litigation costs. In either case, Year 2000 issues could reduce or eliminate funds that current or potential customers would otherwise have had for purchases of our products and services. Moreover, the information technology personnel of our customers and potential customers may be required to focus substantial efforts on addressing the Year 2000 issues of their own companies, leaving them unable to evaluate or acquire new technology such as our products. In addition, customers who currently believe they are Year 2000 compliant may defer purchases of our products until after January 1, 2000 in order to reassess their own compliance or to assess the compliance of our products. As a result, our business, operating results and financial condition may be materially adversely affected.

     We have funded our Year 2000 program from available cash and have not separately accounted for these costs in the past. To date, these costs have not been material. We may incur additional costs related to the Year 2000 program for administrative personnel to manage the project, outside contractor assistance, technical support for our products, product engineering and customer satisfaction. We may experience material problems and costs associated with Year 2000 compliance that may materially adversely affect our business, operating results and financial condition.

     We have not yet completed development of a contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations. The cost of developing and implementing such a plan may itself be material. We are also subject to external forces that might generally affect industry and commerce, such as utility or transportation company Year 2000 compliance failures and related service interruptions.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company has no history of, and does not anticipate in the future, investing in derivative financial instruments. Most transactions with international customers are entered into in U.S. dollars, precluding the need for foreign currency hedges. Any transactions that are currently entered into in foreign currency are not deemed material to the financial statements. Thus, the exposure to market risk is not material.

                            INTRANET SOLUTIONS, INC.

                           CONSOLIDATED BALANCE SHEETS


                                                                                                 MARCH 31,
                                                                                 ----------------------------------------
                                                                                        1998                    1999
                                                                                 ------------------    ------------------
ASSETS
Current assets:
  Cash and equivalents.................................................          $          994,526    $        1,950,893
  Accounts receivable, net.............................................                   4,925,301             3,615,273
  Current maturities of notes receivable...............................                      61,793               113,959
  Inventories..........................................................                     233,121                52,001
  Prepaid royalties....................................................                     308,424               391,579
  Prepaid expenses and other current assets............................                     232,048               304,323
                                                                                 ------------------    ------------------
         Total current assets..........................................                   6,755,213             6,428,028

Notes receivable, net of current maturities............................                     215,910               105,448
Property and equipment, net............................................                     776,088               766,509
Net assets of discontinued operations..................................                     709,128                    --
                                                                                 ------------------    ------------------
                                                                                  $       8,456,339    $        7,299,985
                                                                                 ==================    ==================
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Revolving credit facility............................................           $       2,246,122    $          421,685
  Current maturities of long-term obligations..........................                     663,631               177,631
  Accounts payable.....................................................                   2,906,293               447,446
  Deferred revenues....................................................                     210,110               534,735
  Commissions payable..................................................                     166,325               230,228
  Accrued expenses.....................................................                     397,461               327,882
                                                                                 ------------------    ------------------
         Total current liabilities.....................................                   6,589,942             2,139,607

Long-term obligations, net of current maturities.......................                     198,465                84,492
                                                                                 ------------------    ------------------
         Total liabilities.............................................                   6,788,407             2,224,099
                                                                                 ------------------    ------------------
Commitments and contingencies..........................................                          --                    --

Shareholders' equity (deficit):
  Capital stock, $0.01 par value, 25,000,000 shares authorized,
    4,844,955 shares undesignated
    Series A convertible preferred stock, $0.01 par value,
      $5.00 stated value, 1,000,000 shares designated, 450,000
      and 75,000 shares issued and outstanding at March 31,
      1998 and 1999....................................................                   2,003,844               333,969
    Series B convertible preferred stock, $0.01 par value,
      $10,000 stated value, 350 shares authorized, none issued
      or outstanding at March 31, 1998 and 1999........................                          --                    --
    Common stock, $0.01 par value, 19,154,695 shares
      designated, 8,607,445 and 10,803,500 issued and
      outstanding at March 31, 1998 and 1999...........................                      86,075               108,035
  Additional paid-in capital...........................................                   8,760,980            15,295,977
  Accumulated deficit..................................................                  (9,064,694)          (10,637,166)
  Unearned compensation................................................                    (118,273)              (24,929)
                                                                                 ------------------    ------------------
             Total shareholders' equity................................                   1,667,932             5,075,886
                                                                                 ------------------    ------------------
                                                                                 $        8,456,339    $        7,299,985
                                                                                 ==================    ==================

The accompanying notes are an integral part of the financial statements.

                            INTRANET SOLUTIONS, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                          YEAR ENDED MARCH 31,
                                                     ---------------------------------------------------------------
                                                             1997                 1998                  1999
                                                     --------------------  -------------------   -------------------
  Revenues:
     Product licenses..............................  $            885,620   $         2,563,339   $         6,826,952
     Services......................................                28,282               409,335             1,601,743
     Hardware integration and support..............            15,276,674            16,477,121             5,629,621
                                                     --------------------   -------------------   -------------------
  Total revenues...................................            16,190,576            19,449,795            14,058,316
                                                     --------------------   -------------------   -------------------
 Cost of revenues:
     Product licenses..............................               229,935               285,271               662,741
     Services......................................                13,537               284,517             1,002,601
     Hardware integration and support..............            11,894,532            12,883,240             4,600,683
                                                     --------------------   -------------------   -------------------
 Total cost of revenues............................            12,138,004            13,453,028             6,266,025
                                                     --------------------   -------------------   -------------------
 Gross profit......................................             4,052,572             5,996,767             7,792,291
                                                     --------------------   -------------------   -------------------
 Operating expenses:
     Sales and marketing...........................             2,014,160             3,130,885             4,315,646
     General and administrative....................             1,983,591             2,369,011             2,929,037
     Research and development......................             1,115,782             1,243,068             1,342,394
                                                     --------------------   -------------------   -------------------
 Total operating expenses..........................             5,113,533             6,742,964             8,587,077
                                                     --------------------   -------------------   -------------------
 Loss from operations..............................            (1,060,961)             (746,197)             (794,786)

 Other income (expense):
     Gain on sale of hardware integration unit.....                    --                    --               516,934
     Interest expense, net.........................              (127,747)             (332,109)              (54,823)
                                                     --------------------   -------------------   -------------------
 Loss from continuing operations...................            (1,188,708)           (1,078,306)             (332,675)

 Discontinued operations:
     Loss on sale of distribution group............                    --                    --              (111,103)
     Loss from operations of distribution group                (2,559,756)           (2,576,666)             (410,361)
                                                     --------------------   -------------------   -------------------
 Net loss..........................................            (3,748,464)           (3,654,972)             (854,139)

 Preferred stock dividends and accretion...........                    --            (1,664,889)             (718,333)
                                                     --------------------   -------------------   -------------------
 Loss attributable to common shareholders..........  $         (3,748,464)  $        (5,319,861)  $        (1,572,472)
                                                     ====================   ===================   ===================
 Loss per common share--basic and diluted:
     Continuing operations.........................  $              (0.19)  $             (0.14)  $             (0.03)
     Discontinued operations.......................                 (0.40)                (0.14)                (0.05)
     Net loss......................................                 (0.58)                (0.47)                (0.09)
     Loss attributable to common shareholders                       (0.58)                (0.68)                (0.17)
                                                     ====================   ===================   ===================
 Weighted average common shares outstanding                     6,418,111             7,844,190             9,508,886
                                                     ====================   ===================   ===================

    The accompanying notes are an integral part of the financial statements.

                            INTRANET SOLUTIONS, INC.
            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                    YEARS ENDED MARCH 31, 1997, 1998 AND 1999


                                  SERIES A                     SERIES B
                                 CONVERTIBLE                  CONVERTIBLE
                               PREFERRED STOCK               PREFERRED STOCK                COMMON STOCK
                               ---------------               ---------------                ------------

                             SHARES        AMOUNT           SHARES       AMOUNT        SHARES         AMOUNT
                             ------        ------           ------       ------        ------         ------

Balance at
 April 1, 1996                   --        $    --              --       $    --       4,318,583       $43,186
Grant of
compensatory
stock options                    --             --              --            --              --            --
Exercise of stock
options and
warrants                         --             --              --            --          60,926           609
Stock option
compensation earned              --             --              --            --              --            --
Conversion of
promissory notes                 --             --              --            --         158,346         1,583
Shares issued in
reverse acquisition              --             --              --            --       2,940,587        29,406
Shares issued in
conjunction with
acquisition                      --             --              --            --          45,161           452
Warrants issued in
conjunction with
promissory notes                 --             --             --             --              --            --
Net loss                         --             --             --             --              --            --
                           --------       --------       --------       --------       ---------      --------
Balance at
 March 31, 1997                                 --             --             --       7,523,603        75,236
Exercise of stock
options and
warrants                         --             --             --             --         541,034         5,411
Conversion of
promissory notes                 --             --             --             --          71,428           714
Issuance of
convertible
preferred stock             800,000      3,562,395             --             --              --            --
Conversion of
preferred stock to
common Stock               (350,000)    (1,558,551)            --             --         471,380         4,714
Record non-cash
deemed dividend                  --     (1,570,000)            --             --              --            --
Record deemed
 dividend accretion              --      1,570,000             --             --              --            --
Dividends paid on
convertible
preferred stock                  --             --             --             --              --            --
Net loss                         --             --             --             --              --            --
Other                            --             --             --             --              --            --
                           --------       --------       --------       --------        --------      --------
Balance at
 March 31, 1998             450,000      2,003,844             --             --       8,607,445        86,075
Exercise of stock
options and
warrants                         --             --             --             --         334,381         3,343
Cancellation of
compensatory stock
options                          --             --             --             --              --            --
Issuance of common
stock                            --             --             --             --          29,057           291
Issuance of
convertible
preferred stock                  --             --            300      2,851,264              --            --
Conversion of
preferred stock
to common stock            (375,000)    (1,669,875)          (300)    (2,851,264)      1,832,617        18,326
Record non-cash
 deemed dividend                 --             --             --       (570,000)             --            --
Record deemed
 dividend accretion              --             --             --        570,000              --            --
Dividends paid of
convertible
preferred stock                  --             --             --             --              --            --
Net loss                         --             --             --             --              --            --
Other                            --             --             --             --              --            --
                           --------       --------       --------       --------      ----------      --------
Balance at
 March 31, 1999              75,000       $333,969             --       $     --      10,803,500      $108,035
                           ========       ========       ========       ========      ==========      ========


                                             RETAINED                             TOTAL
                          ADDITIONAL          EARNINGS                         SHAREHOLDERS'
                           PAID-IN          (ACCUMULATE        UNEARNED           EQUITY
                           CAPITAL            DEFICIT)       COMPENSATION        (DEFICIT)
                           ---------        -----------      ------------      -------------
Balance at
 April 1, 1996               $(51,793)         $ 3,631        $ (16,207)       $   (21,183)
Grant of
compensatory
stock options                 241,222               --         (241,222)                --
Exercise of stock
options and
warrants                       66,610               --               --             67,219
Stock option
compensation earned                --               --           26,309             26,309
Conversion of
promissory notes              548,417               --               --            550,000
Shares issued in
reverse acquisition         2,583,352               --               --          2,612,758
Shares issued in
conjunction with
acquisition                   349,548               --               --            350,000
Warrants issued in
conjunction with
promissory notes               90,000               --               --             90,000
Net loss                           --       (3,748,464)              --         (3,748,464)
                            ---------       ----------         ---------       -----------
Balance at
 March 31, 1997             3,827,356       (3,744,833)        (231,120)           (73,361)
Exercise of stock
options and warrants        1,625,082               --              --           1,630,493
Conversion of
promissory notes              249,286               --              --             250,000
Issuance of
convertible
preferred stock                    --               --              --           3,562,395
Conversion of
preferred stock to
common Stock                1,553,837               --              --                  --
Record non-cash
deemed dividend             1,570,000               --              --                  --
Record deemed
 dividend accretion                --       (1,570,000)             --                  --
Dividends paid on
convertible
preferred stock                    --          (94,889)             --             (94,889)
Net loss                           --       (3,654,972)             --          (3,654,972)
Other                         (64,581)              --         112,847              48,266
                           ----------       ----------       ---------         -----------
Balance at
March 31, 1998              8,760,980       (9,064,694)       (118,273)          1,667,932
Exercise of stock
 options and
warrants                    1,370,814               --              --           1,374,157
Cancellation of
compensatory stock
options                       (90,760)              --          90,760                  --
Issuance of common
stock                         119,709               --              --             120,000
Issuance of
convertible
preferred stock                    --               --              --           2,851,264
Conversion of
preferred stock to
common stock                4,502,813               --              --                  --
Record non-cash
 deemed dividend              570,000               --              --                  --
Record deemed
 dividend accretion                --         (570,000)             --                  --
Dividends paid of
convertible
preferred stock                14,088         (148,333)             --            (134,245)
Net loss                           --         (854,139)             --            (854,139)
Other                          48,333               --           2,584              50,917
                           -----------       ---------        --------          ----------
Balance at
 March 31, 1999            $15,295,977    $(10,637,166)       $(24,929)         $5,075,886
                           ===========    ============        ========          ==========



    The accompanying notes are an integral part of the financial statements.

                            INTRANET SOLUTIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          YEAR ENDED MARCH 31,
                                                         ------------------------------------------------------
                                                               1997             1998                  1999
                                                         --------------    --------------        --------------
Operating activities:
  Net loss............................................    $ (3,748,464)     $(3,654,972)         $  (854,139)
  Adjustments to reconcile net loss to cash flows
    from operating activities
      Depreciation and amortization...................         231,157          290,094              308,244
      Gain on sale of hardware integration unit.......            --                 --             (516,934)
      Loss on sale of fixed assets....................           1,609              448               42,418
      Discount amortization...........................          17,527           71,894                   --
      Non-cash special charges........................         219,361               --                   --
      Discontinued operations.........................        (867,555)       1,029,072              709,128
      Changes in operating assets and liabilities.....        (750,395)      (1,458,259)          (1,152,160)
  Other...............................................          26,309           48,266               50,917
                                                         -------------     ------------          -----------
  Net cash flows used in operating activities.........      (4,870,451)      (3,673,457)          (1,412,526)
                                                         -------------     ------------          -----------
Investing activities:
  Proceeds from sale of the hardware
      integration group, net of related expenses......              --               --            1,279,352
  Proceeds from note receivable.......................       1,114,169          816,034               58,296
  Proceeds from sale of fixed assets..................           6,570            3,398                6,355
  Purchases of fixed assets...........................        (285,103)        (371,766)            (364,731)
                                                         -------------     ------------          -----------
    Net cash flows provided by investing activities...         835,636          447,666              979,272
                                                         -------------     ------------          -----------
Financing activities:
  Net advances (repayments) from revolving
    credit facility...................................         700,988          437,036           (1,824,437)
  Proceeds from long-term obligations.................       2,433,313               --                   --
  Payments on long-term obligations...................        (191,820)      (1,285,323)            (806,935)
  Payments on other long-term liabilities.............              --         (102,447)             (61,800)
  Issuance of preferred stock.........................              --        3,521,373            2,851,264
  Payment of dividends on preferred stock.............              --          (94,889)            (134,245)
  Proceeds from stock options and warrants............          67,219        1,630,494            1,374,157
  Proceeds from reverse merger........................       1,118,200               --                   --
  Other...............................................          (8,800)          (7,725)              (8,383)
                                                         -------------     ------------          ------------
    Net cash flows provided by financing activities...       4,119,100        4,098,519            1,389,621
                                                         -------------     ------------          -----------
Net increase in cash..................................          84,285          872,728              956,367
Cash and equivalents, beginning of year...............          37,513          121,798              994,526
                                                         -------------     ------------          -----------
Cash and equivalents, end of year.....................   $     121,798     $    994,526         $  1,950,893
                                                         =============     ============         ============
Supplemental disclosure of cash flows information:
  Cash paid for interest..............................   $     351,955     $    343,181         $     71,661
  Cash paid for income taxes..........................             600            7,281                6,842
Non-cash financing and investing activities:
  Equipment acquired with capital lease obligation....   $     328,460     $         --         $     84,377
  Conversion of debt to common stock..................              --          250,000                   --
  Conversion of debt to preferred stock...............              --          150,000                   --
  Common stock issued for royalties...................              --               --              120,000
  Common stock issued on purchase of business ........         350,000               --                   --
  Note receivable from sale of discontinued
    operations........................................              --          277,703                   --
Detail of changes in operating assets and
       liabilities:
  Accounts receivable.................................   $    (102,883)    $ (2,145,452)        $  1,100,028
  Inventories.........................................         (62,888)          80,039               68,240
  Prepaid expenses and other current assets...........        (492,640)        (291,674)             (17,098)
  Accounts payable....................................        (365,621)         816,366           (2,458,847)
  Accrued expenses and other liabilities..............         273,637           82,462              155,517
                                                         -------------     ------------         ------------
    Net changes in operating assets and liabilities...   $    (750,395)    $ (1,458,259)        $ (1,152,160)
                                                         =============     ============         ============

     The accompanying notes are an integral part of the financial statements.

                            INTRANET SOLUTIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MARCH 31, 1997, 1998 AND 1999

1. NATURE OF THE BUSINESS

     IntraNet Solutions, Inc. (the "Company") is a leading provider of Web-based data and content management solutions for intranets, extranets and the Internet. The Company's Intra.doc! suite of products offers customers the ability to rapidly access, manage and publish unstructured business data. The Company's customers are primarily located throughout the United States and in Europe.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

     Revenue Recognition: The Company currently derives all of its revenues from licenses of its Intra.doc! suite of products and related services. Product license revenue is recognized when a purchase order has been received, the product has been shipped, and no significant obligations remain related to implementation. Services revenue consists of fees from consulting and maintenance. Consulting services include needs assessment, software integration, security analysis, application development and training. The Company bills consulting fees either on a time and materials basis or on a fixed-price schedule. The Company's clients typically purchase maintenance agreements annually, and the Company prices maintenance agreements based on a percentage of the product license fee. Clients purchasing maintenance agreements receive product upgrades, Web-based technical support and telephone hot-line support. The Company recognizes revenue from maintenance agreements ratably over the term of the agreement, typically one year.

     Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue.

     The Company adopted Statement of Position, or SOP, 97-2, Software Revenue Recognition, and SOP 98-4, Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition, as of April 1, 1998. SOP 97-2 and SOP 98-4 provide guidance for recognizing revenue on software transactions and supersede SOP 91-1, Software Revenue Recognition. The adoption of SOP 97-2 and SOP 98-4 did not have a material effect on the Company's financial results.

     In December 1998, the American Institute of Certified Public Accountants issued SOP 98-9 Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. For the Company, SOP 98-9 amends SOP 98-4 to extend the deferral of the application of certain passages of SOP 97-2 provided by SOP 98-4 through March 31, 1999. All other provisions of SOP 98-9 are effective for transactions entered into after March 31, 1999. The Company believes the adoption of SOP 98-9 will not have a material effect on its consolidated financial statements results or financial condition.

     Cash and Equivalents: The Company considers all short-term, highly liquid investments that are readily convertible into known amounts of cash and have original maturities of three months or less to be cash equivalents.

     Inventories: Inventories, consisting primarily of computer software, are valued at the lower of cost (first-in, first-out) or market value.

     Property and Equipment: Property and equipment, including leasehold improvements, are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years, or the life of the lease for leasehold improvements, whichever is shorter. Maintenance, repairs and minor renewals are expensed when incurred.

     Software Development Costs: Software development costs have been accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Under SFAS No. 86 software development costs may be capitalized once the technological feasibility of the project is established. The amount of software development costs that may be capitalized is subject to limitations based on the net realizable value of the potential product. To date, the period between achieving technological feasibility of the Company's products and the general availability of the products has been short. Software development costs qualifying for capitalization have, consequently, been immaterial. Accordingly, the Company has not capitalized any software development costs and has instead charged all such costs to research and development expense.

     Net Income (Loss) per Common Share: The Company's basic net income (loss) per share amounts have been computed by dividing net income (loss) by the weighted average number of outstanding common shares. The Company's diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average number of outstanding common shares and common share equivalents relating to stock options, when dilutive. For each of the years ended March 31, 1997, 1998 and 1999, the Company incurred net losses and therefore basic and diluted per share amounts are the same. Common stock equivalent shares consist of convertible preferred stock (using the if converted method) and stock options and warrants (using the treasury stock method). Common stock equivalents as of March 31, 1997, 1998 and 1999 included 1,275,876, 1,009,736 and 1,719,534 shares related to stock options and warrants and included 606,061 and 67,756 shares, respectively, related to convertible preferred stock at March 31, 1998 and 1999, respectively. There were no common stock equivalents as of March 31, 1997 related to convertible preferred stock.

     Advertising: The Company expenses the cost of advertising as it is incurred. Advertising expense for the years ended March 31, 1997, 1998, and 1999 was $244,900, $596,200 and $751,500, respectively.

     Recently Issued Accounting Standards: In February 1998, the American Institute of Certified Public Accountants issued Statement of Position, or SOP, 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 establishes the accounting for costs of software products developed or purchased for internal use, including when such costs should be capitalized. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company believes that SOP 98-1 will not have a material impact on its consolidated financial statements.

     The Company adopted SFAS No. 130, Reporting Comprehensive Income, effective April 1, 1998. SFAS No. 130 established standards for the reporting and display of an amount representing comprehensive income and its components as part of the company's basic financial statements. Comprehensive income includes certain non-owner changes in equity that currently are excluded from net income. Because the company historically has not experienced transactions that would be included in comprehensive income, the adoption of SFAS No. 130 did not have any effect on the consolidated financial position, results of operations, or cash flows of the Company.

    SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities was issued in June 1998 and the Company is not required to adopt SFAS No 133 until April 1, 2000. The Company believes the adoption of SFAS No.
133 will not have a material effect on its consolidated financial statements.

    Stock-based Compensation: The Company utilizes the intrinsic value method for stock-based compensation. Under this method, compensation expense is recognized for the amount by which the market price of the common stock on the date of grant exceeds the exercise price of an option.

    Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Reclassifications: Certain reclassifications have been made to the 1997 and 1998 financial statements to conform with the presentation used in the 1999 financial statements.

3. SALE OF HARDWARE INTEGRATION UNIT

    During the fiscal year ended March 31, 1999, the Company sold the operations of its hardware integration unit to Osage Systems Group, Inc. ("Osage") for approximately $1.6 million, and certain future financial consideration from Osage, dependent on the performance of the unit over the next two years.

    In conjunction with the sale of its hardware integration unit, the Company entered into a non-competition agreement with Osage. As a result, the Company recorded the necessary provision for the reserve or write-down of the assets and contracts associated with the hardware integration unit to their net realizable value. The gain on the sale of the hardware integration unit operations of $516,934 has been recorded in the statement of operations as other income.

    Revenues, cost of revenues, and gross profit for the hardware integration and support unit are as follows:

                                                                             YEAR ENDED MARCH 31,
                                                           --------------------------------------------------
                                                               1997                1998              1999
                                                           ------------         -----------      ------------
Revenues:
      Hardware integration................................$  10,476,702       $  12,186,886      $  4,357,809
      Support.............................................    4,799,972           4,290,235         1,271,812
                                                          -------------       -------------      ------------
Total revenues............................................   15,276,674          16,477,121         5,629,621
                                                          -------------       -------------      ------------
Cost of revenues:
      Hardware integration................................    8,792,240          10,249,621         3,711,929
      Support.............................................    3,102,292           2,633,619           888,754
                                                          -------------       -------------      ------------
Total cost of revenues....................................   11,894,532          12,883,240         4,600,683
                                                          -------------       -------------      ------------
Gross Profit..............................................$   3,382,142       $   3,593,881      $  1,028,938
                                                          =============       =============      ============

4. DISCONTINUED OPERATIONS

    During the fiscal year ended March 31, 1998, the Company sold the Minneapolis facility of its on-demand publishing operations for approximately $1.6 million. The sale price included cash of approximately $359,000, a promissory note of $278,000 and assumption of liabilities of approximately $1.0 million. The promissory note is payable in quarterly installments of $27,100, including interest at 1.5% over prime (effective rate of 9.25% at March 31, 1999) and is due in March 2001. Future maturities of principal on this note are $113,959 for 2000 and $100,105 for 2001. No gain or loss on the transaction was recorded.

    During the fiscal year ended March 31, 1999, the Company sold substantially all of the remaining assets of its on-demand publishing operations, located in Phoenix, Arizona for approximately $486,680. The sale price was substantially for assumption of liabilities. The Company incurred a loss on the sale of the related assets of $111,103.

    The components of net assets of discontinued operations included in the Company's consolidated balance sheet as of March 31, 1998 are as follows:

         Accounts receivable..............................................................$     469,732
         Inventories and other current assets.............................................      134,451
         Property, equipment and other assets.............................................      562,992
                                                                                          -------------
         Total assets.....................................................................$   1,167,175
                                                                                          =============

         Accounts payable and accrued expenses............................................$     262,738
         Debt.............................................................................      195,309
                                                                                          -------------
         Total liabilities................................................................$     458,047
                                                                                          =============

         Net assets.......................................................................$     709,128
                                                                                          =============

    Summarized financial information for the discontinued operations are as follows:

                                                                     YEARS ENDED MARCH 31,
                                                   ----------------------------------------------------
                                                         1997               1998              1999
                                                   --------------      ---------------    -------------
    Operating revenues.........................     $    3,819,430    $     5,023,206    $      729,111
    Operating expenses.........................         (6,196,457)        (7,337,227)       (1,103,836)
    Interest...................................           (182,729)          (262,645)          (35,636)
    Income taxes...............................                 --                 --                --
                                                    --------------    ---------------    --------------
    Net loss from discontinued operations......     $   (2,559,756)   $    (2,576,666)   $     (410,361)
                                                    ==============    ===============    ==============

5. RELATED PARTY TRANSACTIONS

    The Company contracts with an entity that provides programming services to certain of its customers. This entity is beneficially controlled by a principal stockholder of the Company. Total fees under this contract arrangement for the years ending March 31, 1997, 1998 and 1999 were $49,000, $36,000 and $42,000, respectively.

6. PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

                                                                                    MARCH 31,
                                                                     ---------------------------------------
                                                                             1998                  1999
                                                                     ---------------          --------------
    Equipment and furniture......................................    $     1,327,566        $      1,584,938
    Leasehold improvements.......................................            117,237                  75,842
                                                                     ---------------          --------------
                                                                           1,444,803               1,660,780
    Less accumulated depreciation ...............................            668,715                 894,271
                                                                     ---------------          --------------
                                                                     $       776,088        $        766,509
                                                                     ===============        ================

7. REVOLVING CREDIT FACILITY

    The Company has a revolving credit agreement that provides for borrowings of up to $2.5 million, subject to the availability of assets securing the loan. Advances are due on demand and accrue interest at the bank's base lending rate plus 2.5% (effective rate of 11.0% and 10.25% on March 31, 1998 and 1999, respectively). At March 31, 1999 the Company had borrowing availability, of approximately $2.1 million. The agreement is secured by substantially all the Company's assets, personally guaranteed by a stockholder, and requires the Company to meet various covenants including maintenance of minimum levels of net worth.

    On April 1, 1999 the Company entered into a new credit agreements which provides for borrowings of up to $2.25 million, subject to the availability of assets securing the loan. Advances will be due on demand and accrue interest at the bank's lending rate plus 2.0%. The new agreement is due on demand and secured by substantially all the Company assets and requires the Company to meet various covenants including maintenance of minimum level of net worth. The agreement automatically renews annually unless the Company provides 60 days notice to cancel or demand is made by the lender.

8. LONG-TERM OBLIGATIONS

    Long-term obligations consist of the following:


                                                                                    MARCH 31,
                                                                                  1998          1999
                                                                                 ------        ------
 Notes payable to shareholder, due on demand, quarterly interest payments at
12.0%, unsecured and subordinated to bank indebtedness....................   $   27,500    $   20,000

Capital lease obligation, due in monthly installments of $3,880 including
interest at 10.5%, through December 2000, secured by computer                        --        77,323
equipment...........................................................
Contract payable, due in monthly installments of $10,300 with no                     --       164,800
interest, through July 30, 2000.....................................            406,795            --
Notes payable to bank...............................................            427,801            --
Other notes.........................................................         -----------   ----------
                                                                                862,096       262,123
Total long-term debt................................................            663,631       177,631
Less current maturities.............................................         ----------    ----------
                                                                             $  198,465    $   84,492
                                                                             ==========    ==========

    Future maturities of long-term obligations are as follows:

                      2000...............................................                  $177,631
                      2001...............................................                    84,492
                                                                                         ----------
                                                                                           $262,123
                                                                                         ==========

9. SHAREHOLDERS' EQUITY

    Series A convertible preferred stock: During the year ended March 31, 1998, the Company issued $4.0 million of Series A 5% convertible preferred stock. The Company issued 800,000 units, each consisting of one share of $0.01 par value preferred stock and a warrant to acquire one share of the Company's common stock at an exercise price of $5.18. The preferred stock is convertible into the Company's common stock at a price equal to 75% of market value at the time of conversion, with a maximum conversion price of $3.71 per share and a minimum conversion price of $1.00 per share. During the year ended March 31, 1998, 350,000 shares Series A convertible preferred stock were converted into 471,380 shares of common stock. During the year ended March 31, 1999, 375,000 shares of Series A convertible preferred stock were converted into 795,197 shares of common stock. The Series A convertible preferred stock is automatically converted into common stock upon the Company's public sale of equity securities with gross proceeds equal to or in excess of $10.0 million.

    In connection with this transaction, the Company recorded a non-cash deemed dividend of approximately $1.6 million. The deemed dividend was recorded as a discount to preferred stock with a corresponding credit to additional paid in capital. The discount was recognized during the periods in which the shares become eligible for conversion, which occurred ratably from issuance through December 31, 1997. The accretion of the discount is reflected in the statement of operations as an adjustment to net loss, but has no net effect on total shareholders' equity. The Company also paid $94,889 and $148,333 in preferred stock dividends during the years ended March 31, 1998 and 1999, respectively.

   Series B convertible preferred stock: In May, 1998, the Company issued $3.0 million of Series B 4% convertible preferred stock. This preferred stock was convertible into the Company's common stock at a price equal to 84% of market value at the date of conversion with a maximum conversion price of $7.56 and a minimum conversion price of $1.81. During the year ended March 31, 1999, all the Series B convertible preferred stock, including accrued dividends, were converted into 1,037,420 of shares of common stock.

    In connection with this transaction, the Company recognized a non-cash deemed dividend of $570,000. The deemed dividend was recorded as a discount to preferred stock with a corresponding credit to additional paid-in capital. The discount was recognized at the date of issue of the preferred stock, the same date at which the shares were eligible for conversion. The accretion of the discount is reflected in the statement of operations as an adjustment to net loss, but has no net effect on total shareholders' equity.

    Warrants: The Company has 1,286,114 non-redeemable stock purchase warrants with exercise prices of $2.32 to $8.00 outstanding at March 31, 1999. The warrants expire on various dates through June, 2003.

    Stock options: The Company maintains the 1994-1997 Stock Option Plan and the 1997 Director Stock Option Plan, (collectively, the "Plan"), pursuant to which options and other awards to acquire an aggregate of 3,100,000 and 300,000 shares, respectively, of the Company's common stock may be granted. The Company integrated all previously granted options into the Plan. The Plan is administered by the Board of Directors, which has the discretion to determine the number and purchase price of shares subject to stock options (which may be below the fair market value of the common stock on the date thereof), the term of each option, and the terms of exercisability.

    Certain options have exercise prices less than the fair market value of the Company's common stock on the date of the grant. The Company recognizes the compensation element of these grants over the vesting period of the related options, generally five years. The options generally vest over periods of one to five years.

    Pro forma information regarding the fair value of stock options is determined at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the years ended March 31, 1997, 1998 and 1999: risk free interest rates of 6.0%, 6.3% and 5.0%, respectively; no dividend yield; volatility factor of the expected market price of the Company's common stock of 65%, 75%, and 75%, respectively; and a weighted-average expected life of the options of 8.5 years.

    The Company's pro forma information had the fair value method been used is as follows:


                                                                                 1997            1998            1999
                                                                            -------------    -----------     -----------

                      Pro forma loss from continuing operations........     $ (1,671,344)   $(2,046,306)    $(1,768,675)
                      Pro forma loss from continuing operations per
                         common share, basic and diluted...............            (0.26)         (0.26)          (0.19)
                      Pro forma net loss...............................       (4,231,100)    (4,622,472)     (2,290,139)
                      Pro forma net loss per common share, basic and
                         diluted.......................................            (0.66)         (0.59)          (0.24)
                      Pro forma loss attributable to common shareholders
                                                                              (4,231,100)    (6,287,861)     (3,008,472)
                      Pro forma loss attributable to common shareholders
                         per common share, basic and diluted...........
                                                                                   (0.66)         (0.80)          (0.32)



    These pro forma results are not representative of future effects of applying this method, because they do not take into consideration the pro forma effect of grants made prior to 1996.

    A summary of the Company's stock option activity, and related information through March 31, 1999 is as follows:



                                                                                                        WEIGHTED-
                                                                                                         AVERAGE
                                                                                      SHARES          EXERCISE PRICE
                                                                                     --------        ----------------
                      Outstanding as of April 1, 1996......................         1,431,937            $2 85
                           Granted.........................................           353,500             6.29
                           Exercised.......................................           (47,618)            0.76
                           Forfeited.......................................          (168,106)            3.15
                                                                                 ------------             ----
                      Outstanding as of March 31, 1997.....................         1,569,713             3.66
                           Granted.........................................           948,000             5.26
                           Exercised.......................................          (155,725)            2.13
                           Forfeited.......................................          (277,626)            5.04
                                                                                 ------------             ----
                      Outstanding as of March 31, 1998.....................         2,084,362             4.33
                           Granted.........................................           374,000             4.52
                           Exercised.......................................          (221,076)            3.64
                           Forfeited.......................................          (314,271)            5.31
                                                                                 ------------             ----
                      Outstanding as of March 31, 1999.....................         1,923,015            $4.12
                                                                                 ============            =====


                                                                                               MARCH 31,
                                                                                   ---------------------------------
                                                                                      1997        1998         1999
                                                                                   ---------   ----------   --------
                      Options exercisable at end of year.....................        594,576     855,708    1,044,148
                                                                                   =========    ========    =========
                      Weighted-average fair value of options granted during the
                      year...................................................      $    6.44    $   4.19   $     3.52
                                                                                   =========    =========  ==========

    The following table summarizes information about the stock options outstanding at March 31, 1999:


                                         OPTIONS OUTSTANDING
                            ---------------------------------------------
                                                                                    OPTIONS EXERCISABLE
                                                                 WEIGHTED-        ------------------------------
                                           WEIGHTED-AVERAGE       AVERAGE                           WEIGHTED-
         RANGE OF             NUMBER           REMAINING         EXERCISE           NUMBER           AVERAGE
      EXERCISE PRICE        OUTSTANDING    CONTRACTUAL LIFE         PRICE         EXERCISABLE     EXERCISE PRICE
      --------------        -----------    ----------------         -----         -----------     --------------
    $  0.20-$ 0.56             316,872           5.5              $  0.24           271,128        $  0.24
    $  3.00-$ 3.99             538,666           7.6                 3.25           234,708           3.15
    $  4.00-$ 5.99             827,178           8.5                 5.01           403,713           4.94
    $  6.00-$ 7.99             132,000           9.1                 6.29            26,300           6.09
            $10.36             108,299           6.9                10.26           108,299          10.36
                            ----------                                            ---------
                             1,923,015           8.1                 4.12         1,044,148           3.91
                            ==========                                            =========


10. RETIREMENT SAVINGS PLAN

    The Company maintains a pre-tax salary reduction/profit sharing plan under the provisions of Section 401(k) of the Internal Revenue Code. The plan covers substantially all full-time employees who have reached the age of 21. Profit sharing contributions by the Company are discretionary. No contributions have been made by the Company for the years ended March 31, 1997, 1998 and 1999.

11. INCOME TAXES

    Due to net operating losses for the years ended March 31, 1997, 1998, and 1999, the Company has recorded no current income tax provision. The tax effects of temporary differences giving rise to deferred income taxes consisted of the following:


                                                                       MARCH 31,
                                                     --------------------------------------------
                                                          1997             1998           1999
                                                     ------------      -----------      ---------
     Deferred tax liabilities:
       Depreciation and amortization.............    $  (123,800)    $   (88,700)    $   (44,300)

     Deferred tax assets:
       Deferred revenue..........................         84,100          84,000         213,900

       Accounts receivable and other reserves....        160,300         212,000          90,700

       Inventories...............................         11,800          24,800          24,800

       Net operating loss carryforwards..........      1,409,000       2,620,000       3,166,300

       Other.....................................         45,800          30,100          99,700
                                                     -----------     -----------     -----------
                                                       1,587,200       2,882,200       3,551,100
     Valuation allowance.........................     (1,587,200)     (2,882,200)     (3,551,100)
                                                     -----------     -----------     -----------
                                                     $        --     $        --     $        --
                                                     ===========     ===========     ===========

    The Company's provision for income taxes differs from the expected tax benefit amount computed by applying the statutory federal income tax rate of 34.0% to income before taxes as a result of the following:



                                                                    YEAR ENDED MARCH 31,
                                                     1997                 1998                 1999
                                                     ----                 ----                 ----
Federal statutory rate...................           (34.0)%              (34.0)%              (34.0)%
State taxes, net of federal benefit......              --                  0.6                  0.9
Stock based compensation.................            (3.1)                (4.3)               (27.9)
Change in valuation allowance............            42.4                 35.4                 66.8
Other....................................            (5.3)                 2.3                 (5.8)
                                                     ----                 ----                 ----
                                                       --%                  --%                  --%
                                                     ====                 ====                 ====

    Deferred tax liabilities and deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The valuation allowance has been established due to the uncertainty of future taxable income, which is necessary to realize the benefits of the deferred tax assets. At March 31, 1999, the Company had net operating loss (NOL) carryforwards of approximately $7.9 million which begin to expire in 2011. These NOL's are subject to annual utilization limitations due to prior ownership charges.

12. COMMITMENTS AND CONTINGENCIES

    Operating leases -- The Company has entered into certain non-cancelable operating lease agreements related to office/warehouse space, equipment and vehicles. Total rent expense under operating leases net of sublease income, was, $309,409, $435,364 and $402,539 for the years ended March 31, 1997, 1998, and
1999, respectively.

    Minimum remaining rental commitments under operating leases net of sublease arrangements as of March 31, 1999 are as follows:




      For the year ended March 31,
       2000...........................................................     $    371,700
       2001...........................................................          255,700
       2002...........................................................          206,800
       2003...........................................................          204,800
       2004...........................................................          203,800
      Thereafter......................................................          265,100
                                                                           ------------
                                                                           $  1,507,900
                                                                           ============

    Software royalties -- The Company has entered into several software royalty agreements whereby it is required to pay a royalty amount based upon predetermined payment schedules. At March 31, 1997, 1998 and 1999, the Company recorded advanced royalties as prepaid expense of $51,500, $308,400 and $391,600, respectively. Royalties are recognized as expense based on sales, and during the years ended March 31, 1997, 1998 and 1999 totaled $209,200, $230,600 and $511,700, respectively.

    Consulting agreement -- The Company has a consulting agreement with a former shareholder that requires monthly payments of $10,300 through July 2000.

13. RISKS AND UNCERTAINTIES

    Accounts receivable -- Accounts receivable is presented net of allowances of $408,000 and $310,000 as of March 31, 1998 and 1999, respectively. No customer has accounted for 10% or more of the Company's revenues in the years ended March 31, 1997, 1998 and 1999. Credit is extended based on an evaluation of the customer's financial condition and a cash deposit is generally not required. The Company estimates its potential losses on trade receivables on an ongoing basis and provides for anticipated losses in the period in which the revenues are recognized. Credit losses have historically been within management's expectations.

    Year 2000 -- The Year 2000 issue relates to limitations in computer systems and applications that may prevent proper recognition of the Year 2000. The potential effect of the Year 2000 issue on the Company and its business partners will not be fully determinable until the year 2000 and thereafter. If year 2000 modifications are not properly completed either by the Company or entities with whom the Company conducts business, the Company's revenues and financial condition could be adversely impacted.

14. SEGMENTS OF BUSINESS AND GEOGRAPHIC AREA INFORMATION

    Effective April 1, 1998, the Company adopted SFAS No 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 did not have a significant effect as the Company operates as a single segment.

    A summary of the Company's operations by geographic area follows:

                                                                                YEAR ENDED MARCH 31,

                                                           ---------------------------------------------------------
                                                                 1997                  1998                 1999
                                                           ---------------        -------------         ------------
   Revenues:
      United States............................               $15,751,061          $19,042,461          $12,614,001
      Europe...................................                   439,515              407,334            1,444,315
                                                              -----------          -----------          -----------
         Total revenues........................               $16,190,576          $19,449,795          $14,058,316
                                                              ===========          ===========          ===========
    Identifiable assets:
      United States............................               $   564,924          $   764,863          $   745,214
      Europe...................................                        --               11,225               21,295
                                                              -----------          -----------          -----------
         Total.................................               $   564,924          $   776,088          $   766,509
                                                              ===========          ===========          ===========


    Sales are attributed to countries or region based on the location of the customer.


15. SUBSEQUENT EVENT

    On June 9, 1999 the company completed a public offering of 3,230,000 shares of its common stock and received net proceeds of approximately $23,500,000. The proceeds from the offering will be used for working capital and general corporate purposes.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
IntraNet Solutions, Inc.

    We have audited the accompanying consolidated balance sheets of IntraNet Solutions, Inc. and subsidiaries as of March 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the two years in the period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IntraNet Solutions, Inc. and subsidiaries as of March 31, 1999 and 1998 and the consolidated results of their operations and their consolidated cash flows for each of the two years in the period ended March 31, 1999 in conformity with generally accepted accounting principles.

                                                           /s/GRANT THORNTON LLP

    Minneapolis, Minnesota
    April 14, 1999 (except for Note 15, as to which the date is June 9, 1999)

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
IntraNet Solutions, Inc.

    We have audited the accompanying consolidated statements of operations, shareholders' equity, and cash flows of IntraNet Solutions, Inc. and subsidiaries for the year ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    Since the date of completion of our audit of the accompanying consolidated financial statements and initial issuance of our report thereon dated June 30, 1997, which report contained an explanatory paragraph regarding the Company's ability to continue as a going concern, the Company, as discussed in Note 9, has completed an issuance of its preferred stock and the exercise of stock options and warrants resulting in net proceeds of $5,151,867 and $4,225,421 in 1998 and 1999, respectively. Therefore, the conditions that raised substantial doubt about whether the Company will continue as a going concern no longer exist.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, IntraNet Solutions, Inc. and subsidiaries' consolidated results of operations and cash flows for the year ended March 31, 1997, in conformity with generally accepted accounting principles.

                                                           /s/ Ernst & Young LLP

    June 30, 1997,
    except for Note 9, as to which the date is April 28, 1999

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The Selected Consolidated Financial Data presented below as of and for each of the fiscal years in the five-year period ended March 31, 1999 have been derived from our Consolidated Financial Statements. The Selected Consolidated Financial Data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the related Notes included in this Form 10-K.

                                                                        YEAR ENDED MARCH 31,
                                                 ---------------------------------------------------------------
                                                     1995         1996         1997        1998           1999
                                                 ----------   -----------    ---------   --------       --------
                                                                           (IN THOUSANDS)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues:
  Product licenses........................       $     --       $    --     $   886      $ 2,563         $ 6,827
  Services................................             --            --          28          410           1,602
  Hardware integration and support........          9,754        12,721      15,277       16,477           5,629
                                                 --------       -------     -------      -------         -------
Total revenues............................          9,754        12,721      16,191       19,450          14,058
Cost of revenues:
  Product licenses........................             --            --         230          285             662
  Services................................             --            --          14          285           1,003
  Hardware integration and support........          7,230         9,595      11,894       12,883           4,601
                                                 --------       -------     -------      -------         -------
Total cost of revenues....................          7,230         9,595      12,138       13,453           6,266
                                                 --------       -------     -------      -------         -------
Gross profit..............................          2,524         3,126       4,053        5,997           7,792
                                                 --------       -------     -------      -------         -------
Operating expenses:
  Sales and marketing.....................          1,182         1,497       2,014        3,131           4,316
  General and administrative..............            827         1,092       1,984        2,369           2,929
  Research and development................            338           480       1,116        1,243           1,342
                                                 --------       -------     -------      -------         -------
Total operating expenses..................          2,347         3,069       5,114        6,743           8,587
                                                 --------       -------     -------      -------         -------
Income (loss) from operations.............            177            57      (1,061)        (746)           (795)
Other income (expense):
  Gain on sale of hardware integration unit            --            --          --           --             517
  Interest expense, net...................            (57)         (126)       (128)        (332)            (55)
  Income tax benefit (expense) ...........            (64)           21          --           --              --
                                                 --------       -------     -------      -------         -------
Income (loss) from continuing operations..             56           (48)     (1,189)      (1,078)           (333)
Discontinued operations:
  Loss on sale of distribution group......             --            --          --           --            (111)
  Income (loss) from operations of
  distribution group......................             16          (200)     (2,559)      (2,577)           (410)
                                                 --------       -------     -------      -------         -------
Net income (loss) ........................             72          (248)     (3,748)      (3,655)           (854)
Preferred stock dividends and accretion...             --            --          --       (1,665)           (718)
Income (loss) attributable to common             --------       -------     -------      -------         -------
   shareholders...........................       $     72       $  (248)    $(3,748)     $(5,320)        $(1,572)
                                                 ========       =======     =======      =======         =======


                                                                          YEAR ENDED MARCH 31,
                                                       ----------------------------------------------------------
                                                         1995       1996         1997         1998         1999
                                                       -------     -------      -------      -------      -------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Earnings per share-- basic and diluted:
  Income (loss) from continuing operations            $  0.01      $  (0.01)    $ (0.19)     $  (0.14)    $(0.03)
                                                      =======      ========     =======      ========     ======
  Net income (loss)                                   $  0.01      $  (0.04)    $ (0.58)     $  (0.47)    $(0.09)
                                                      =======      ========     =======      ========     ======
  Income (loss) attributable to common
  shareholders                                        $  0.01      $  (0.04)    $ (0.58)     $  (0.68)    $(0.17)
                                                      =======      ========     =======      ========     ======
Weighted average shares-- basic and diluted             8,637         5,762       6,418         7,844      9,509
                                                                              AS OF MARCH 31,
                                                      -----------------------------------------------------------
                                                         1995       1996         1997         1998         1999
                                                         ----     -------       -------      -------      -------
                                                                              (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and equivalents.......................           $   3      $    2       $   122      $  995         $1,951
  Working capital (deficit)..................            (130)     (1,135)       (1,960)        165          4,288
  Total assets...............................           3,058       4,538         7,103       8,456          7,300
  Long-term obligations, net of current maturities        377         195           828         198             84
  Total shareholders' equity (deficit) ......             408         (21)          (73)      1,668          5,076

                      MARKET FOR REGISTRANT'S COMMON EQUITY
                         AND RELATED STOCKHOLDER MATTERS

    Our common stock, par value $.01 per share, is traded on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol INRS. At June 21, 1999, the number of holders of the common stock was approximately 1,617 consisting of 117 record holders and an estimated 1,500 Shareholders whose stock is being held by a bank, broker or other nominee. On June 21, 1999, the closing sale price of a share of the common stock was $8.31.

    The high and low sale prices per share of the common stock for the four quarters during the years ended March 31, 1999 and 1998 were as follows:


                                                                   HIGH                 LOW
FISCAL YEAR ENDED MARCH 31, 1998:
  First Quarter                                              $     5.00           $     3.38
  Second Quarter                                                   8.38                 4.38
  Third Quarter                                                    8.25                 3.63
  Fourth Quarter                                                   7.13                 5.13
FISCAL YEAR ENDED MARCH 31, 1999:
  First Quarter                                                    7.13                 4.56
  Second Quarter                                                   5.50                 2.75
  Third Quarter                                                    6.06                 3.00
  Fourth Quarter                                                   8.25                 4.81
FISCAL YEAR ENDING MARCH 31, 2000:
  First Quarter (through June 21, 1999)                           13.38                 6.03


    The Company has never paid cash dividends on the common stock. The Board of Directors does not anticipate paying cash dividends in the foreseeable future.


RECENT SALES OF UNREGISTERED SECURITIES

    During the year ended March 31, 1999, the Company has sold the following equity securities pursuant to exemptions from registration under the Securities Act of 1933, as amended (the "Securities Act"). All such sales were made in reliance upon the exemptions from registration provided under Sections 3(b) and 4(2) of the Securities Act.

    In April and June 1998, the Company issued five-year warrants to purchase 12,500 and 8,800 shares of common stock at $6.00 and $4.50, respectively, for services performed by Andcor Companies, Inc. The warrants were valued at fair market value on the date of grant.