Form 10-K405, Exhibit 13
period 2000-03-31
INTRANET SOLUTIONS INC
filed 2000-06-22
CIK 867347

                                                                    EXHIBIT 13.1

                            INTRANET SOLUTIONS, INC.
                         INDEX TO FINANCIAL INFORMATION
                                      2000

                                                              PAGE
                                                              ----
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    1
Quantitative and Qualitative Disclosures About Market
  Risk......................................................   12
Consolidated Balance Sheets.................................   13
Consolidated Statements of Operations.......................   14
Consolidated Statements of Shareholders' Equity.............   15
Consolidated Statements of Cash Flows.......................   16
Notes to Consolidated Financial Statements..................   17
Report of Independent Certified Public Accountants..........   28
Selected Consolidated Financial Data........................   29
Market for Registrant's Common Equity and Related
  Stockholder Matters.......................................   30

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Annual Report to Shareholders contains certain forward looking statements within the meaning of Section 21E of the Exchange Act. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information currently available to the Company at the time such statements were made. When used in this Annual Report, the words "anticipate", "believe", "estimate", "expect", "intend" and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Although the Company believes these statements are reasonable, readers of this Annual Report should be aware that actual results could differ materially from those projected by such forward-looking statements as a result of the risk factors listed below and set forth in the Company's Form 10-K under the caption "Risk Factors". Because actual results may differ, readers are cautioned not to place undue reliance on these forward-looking statements. Readers of this Annual Report should consider carefully the factors listed below and under the caption "Risk Factors" in the Company's Form 10-K, as well as the other information and data contained in this Annual Report. The Company cautions the reader, however, that such list of factors under the caption "Risk Factors" in the Company's Form 10-K and listed below may not be exhaustive and that those or other factors, many of which are outside of the Company's control, could have a material adverse effect on the Company and its results of operations. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements set forth hereunder and under the caption "Risk Factors" in the Company's Form 10-K. The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and our Consolidated Financial Statements and related Notes included elsewhere in this Annual Report.

OVERVIEW

     IntraNet Solutions is a leading provider of Web content management solutions for intranets, extranets and the Internet. The company responsible for developing our current business was founded in 1990. In July 1996, it merged with and into a publicly traded corporation, which was organized under Minnesota law in November 1989. The name of the entity surviving this merger was changed to IntraNet Solutions, Inc. Following the merger, our business included content management software, on-demand publishing and hardware integration services.

     Our experience in assisting organizations in managing their diverse business information, such as CAD files, engineering schematics, design specifications, audio and video clips, graphics and traditional documents, led us to identify the need for a comprehensive and easily deployed solution for Web content management. In fiscal 1997, we launched our first Web-based software product. We incorporated Java server architecture into this product in January 1998 and released an enhanced enterprise-scaleable version in September 1998. In order to focus our resources exclusively on developing and marketing Web content management solutions, we have disposed of our other businesses. In mid-1998, we completed the final sale of substantially all of our on-demand publishing assets, and we sold our hardware integration operations in late 1998. Since October 1998, we have focused exclusively on developing and marketing Web content management solutions. In September 1999, we acquired InfoAccess, Inc. in a transaction accounted for as a pooling-of-interests. Following the acquisition, we released the Xpedio Content Management Suite. The Xpedio Content Management Suite combines proven features of our Web-based content management solution with technology from InfoAccess that automatically converts content from a source object to HTML or XML to publish a Web site.

     We currently derive all of our revenues from licenses of our software products and related services. Revenues are recognized on product licenses when a purchase order has been received, the product has been shipped, and accepted by the customer and collection is probable. Revenues for services consist of fees from consulting and maintenance. Consulting services include needs assessment, software integration, security analysis, application development and training. We bill consulting fees either on a time and materials basis or on a fixed price schedule. Our clients typically purchase annual maintenance agreements, and we price maintenance agreements based on a percentage of the product license fee. Clients purchasing maintenance agreements receive product upgrades, Web-based technical support and telephone hot-line support. We recognize revenues from maintenance agreements ratably over the term of the agreement, typically one year.

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

     Since our inception, we have incurred substantial costs to develop our technology and products, to recruit and train personnel for our sales and marketing, research and development and services departments, and to establish an administrative organization. As a result, we had an accumulated deficit of $12.5 million at March 31, 2000. We anticipate that our operating expenses will increase substantially in future quarters as we increase sales and marketing operations, develop new distribution channels, fund greater levels of research and development, broaden services and improve operational and financial systems. In addition, our limited operating history makes it difficult for us to predict future operating results. We cannot be certain that we will sustain revenue growth or profitability.

RESULTS OF OPERATIONS -- THREE MONTHS ENDED MARCH 31, 2000 COMPARED TO THREE MONTHS ENDED MARCH 31, 1999

  REVENUES

     Total revenues increased by $3.4 million, or 83%, to $7.5 million for the three months ended March 31, 2000 from $4.1 million for the three months ended March 31, 1999. The increase in revenues was attributable to the expansion of our customer base, increased sales to existing customers and the launch of our Xpedio Content Management Suite, which typically has a higher sales price than our other products.

     Product Licenses. Revenues for product licenses increased by $2.7 million, or 87%, to $5.8 million for the three months ended March 31, 2000 from $3.1 million for the three months ended March 31, 1999. The increase in revenues for product licenses was attributable to the expansion of our customer base, increased sales to existing customers and the continuing launch of our Xpedio Content Management Suite.

     Services. Revenues for services increased by $797,000 or 86%, to $1.7 million for the three months ended March 31, 2000 from $927,000 for the three months ended March 31, 1999. The increase in revenues for services was primarily attributable to a larger installed base of products.

  COST OF REVENUES AND GROSS PROFIT

     Total cost of revenues increased by $620,000 or 86%, to $1.3 million for the three months ended March 31, 2000 from $720,000 for the three months ended March 31, 1999. Total cost of revenues as a percentage of total revenues was 18% for the three months ended March 31, 2000 and 1999. Gross profit increased by $2.9 million, or 88%, to $6.2 million for the three months ended March 31, 2000 from $3.3 million for the three months ended March 31, 1999. Total gross profit as a percentage of total revenues was 82% for the three months ended March 31, 2000 and 1999. The increase in gross profit dollars was primarily due to increased revenues for product licenses and services.

     Product Licenses. Cost of revenues for product licenses increased by $278,000, or 143%, to $473,000 for the three months ended March 31, 2000 from $195,000 for the three months ended March 31, 1999. Gross profit as a percentage of revenues for product licenses was 92% for the three months ended March 31, 2000 compared to 94% for the three months ended March 31, 1999.

     Services. Cost of revenues for services increased by $342,000, or 65%, to $867,000 for the three months ended March 31, 2000 from $525,000 for the three months ended March 31, 1999. Gross profit as a percentage of revenues for services was 50% for the three months ended March 31, 2000 compared to 43% for the three months ended March 31, 1999. The increase in the gross profit as a percentage of revenues for services was primarily due to increased utilization of consulting services resources and a shift in the mix of revenues for services to higher margin maintenance revenues from lower margin consulting services.

  OPERATING EXPENSES

     Sales and Marketing. Sales and marketing expenses increased by $2.2 million, or 144%, to $3.8 million for the three months ended March 31, 2000 from $1.6 million for the three months ended March 31, 1999. Sales and marketing expenses as a percentage of total revenues were 51% for the three months ended March 31, 2000 compared to 38% for the three months ended March 31, 1999. The increase in sales and marketing expense was primarily due to increased staffing and marketing expenses for advertising, public relations and trade shows.

     General and Administrative. General and administrative expenses decreased by $110,000, or 10%, to $1.0 million for the three months ended March 31, 2000 from $1.1 million for the three months ended March 31, 1999. General and administrative expenses as a percentage of total revenues were 14% for the three months ended March 31, 2000 compared to 28% for the three months ended March 31, 1999. General and administrative expenses decreased as a percentage of revenues due primarily to an increase in total revenues partially offset by an increase in personnel expenses.

     Research and Development. Research and development expenses increased by $394,000, or 65%, to $999,000 for the three months ended March 31, 2000 from $605,000 for the three months ended March 31, 1999. Research and development expenses as a percentage of total revenues were 13% for the three months ended March 31, 2000 compared to 15% for the three months ended March 31, 1999. The decrease in research and development expenses as a percentage of total revenues was primarily due to an increase in total revenues partially offset by increases in staffing and related costs to support new products and product enhancements.

  OTHER INCOME (EXPENSE)

     Interest income was $692,000 for the three months ended March 31, 2000 compared to interest expense of $69,000 for the three months ended March 31, 1999. Interest income for the three months ended March 31, 2000 was primarily related to short-term investments purchased with the proceeds of our public stock offerings completed in June 1999 and March 2000. Interest expense for the three months ended March 31, 1999 related primarily to our revolving line-of-credit.

RESULTS OF OPERATIONS -- FISCAL YEAR ENDED MARCH 31, 2000 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1999

  REVENUES

     Total revenues increased by $5.4 million, or 31%, to $22.4 million for the year ended March 31, 2000 from $17.0 million for the year ended March 31, 1999. The increase in revenues was primarily attributable to the expansion of our customer base, increased sales to existing customers and the launch of our Xpedio Content Management Suite, which typically has a higher sales price than our other products, partially offset by the sale of our hardware integration business.

     Product Licenses. Revenues for product licenses increased by $8.2 million, or 88%, to $17.5 million for the year ended March 31, 2000 from $9.3 million for the year ended March 31, 1999. The increase in revenues for product licenses was primarily attributable to the expansion of our customer base, increased sales to existing customers and the launch of our Xpedio Content Management Suite.

     Services. Revenues for services increased by $2.8 million, or 133%, to $4.9 million for the year ended March 31, 2000 from $2.1 million for the year ended March 31, 1999. The increase in revenues for services was primarily attributable to a larger installed base of products.

     Hardware Integration and Support. There were no revenues for hardware integration in the year ended March 31, 2000 compared to $5.6 million in revenues for hardware integration for the year ended March 31, 1999. We sold our hardware integration business during the quarter ended September 30, 1998.

  COST OF REVENUES AND GROSS PROFIT

     Total cost of revenues decreased by $2.5 million, or 38%, to $4.1 million for the year ended March 31, 2000 from $6.6 million for the year ended March 31, 1999. Total cost of revenues as a percentage of total revenues was 18% for the year ended March 31, 2000 compared to 39% for the year ended March 31, 1999. Gross profit increased by $7.9 million, or 76%, to $18.3 million for the year ended March 31, 2000 from $10.4 million for the year ended March 31, 1999. Total gross profit as a percentage of total revenues was 82% for the year ended March 31, 2000 compared to 61% for the year ended March 31, 1999. The increase in gross profit was primarily attributable to a shift in product mix from hardware integration and support to software product licenses and services.

     Product Licenses. Cost of revenues for product licenses increased by $897,000, or 111%, to $1.7 million for the year ended March 31, 2000 from $811,000 for the year ended March 31, 1999. Gross profit as a percentage of revenues for product licenses was 90% for the year ended March 31, 2000 compared to 91% for the year ended March 31, 1999.

     Services. Cost of revenues for services increased by $1.2 million, or 100%, to $2.4 million for the year ended March 31, 2000 from $1.2 million for the year ended March 31, 1999. Gross profit as a percentage of revenues for services was 51% for the year ended March 31, 2000 compared to 41% for the year ended March 31, 1999. The increase in the gross profit as a percentage of revenues for services was primarily due to increased utilization of consulting services resources and a shift in the mix of revenues for services to higher margin maintenance revenues from lower margin consulting services.

     Hardware Integration and Support. There were no cost of revenues for hardware integration and support in the year ended March 31, 2000 compared to $4.6 million in cost of revenues for hardware integration and support for the year ended March 31, 1999. We sold our hardware integration business during the quarter ended September 30, 1998.

 OPERATING EXPENSES

     Sales and Marketing. Sales and marketing expenses increased by $4.8 million, or 83%, to $10.5 million for the year ended March 31, 2000 from $5.7 million for the year ended March 31, 1999. Sales and marketing expenses as a percentage of total revenues were 47% for the year ended March 31, 2000 compared to 34% for the year ended March 31, 1999. Sales and marketing expenses increased as a percentage of total revenues primarily due to decreased revenues for hardware integration and support, combined with increased staffing and marketing expenses for advertising, public relations and trade shows. The increase was partially offset by decreased sales and marketing expenses related to hardware integration and support programs.

     General and Administrative. General and administrative expenses increased by $276,000, or 8%, to $3.9 million for the year ended March 31, 2000 from $3.6 million for the year ended March 31, 1999. General and administrative expenses as a percentage of total revenues were 17% for the year ended March 31, 2000 and 21% for the year ended March 31, 1999. General and administrative increased primarily due to increased personnel expenses.

     Research and Development. Research and development expenses increased by $664,000, or 30%, to $2.9 million for the year ended March 31, 2000 from $2.2 million for the year ended March 31, 1999. Research and development expenses as a percentage of total revenues were 13% for both the year ended March 31, 2000 and the year ended March 31, 1999. The increase in research and development expenses was primarily due to increased staffing and costs related to product enhancements, partially offset by decreased expenses related to our hardware integration operations.

     Acquisition Costs. Acquisition costs of $2.0 million in the year ended March 31, 2000 consisted primarily of financial advisory, legal, accounting and other costs related to our acquisition of InfoAccess, Inc. in September 1999, accounted for as a pooling-of-interests.

  OTHER INCOME (EXPENSE)

     Interest income was $1.5 million for the year ended March 31, 2000 compared to interest expense of $212,000 for the year ended March 31, 1999. Interest income for the year ended March 31, 2000 was primarily related to short-term investments purchased with the proceeds of our public stock offerings completed in June 1999 and March 2000. Interest expense for the year ended March 31, 1999 related primarily to our revolving line-of-credit.

  DISCONTINUED OPERATIONS

     Losses on discontinued operations of $521,000 for the year ended March 31, 1999 consisted of losses on the operation and disposition of our on-demand publishing operations, the final disposition of which occurred in June 1998.

RESULTS OF OPERATIONS -- FISCAL YEAR ENDED MARCH 31, 1999 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1998

  REVENUES

     Total revenues decreased by $5.2 million, or 23%, to $17.0 million for the year ended March 31, 1999 from $22.2 million for the year ended March 31, 1998. This decrease related primarily to the sale of our hardware integration business, partially offset by increased revenues for product licenses of our Web content management software.

     Product Licenses. Revenues for product licenses, which related entirely to our Web content management software, increased by $4.8 million, or 107%, to $9.3 million for the year ended March 31, 1999 from $4.5 million for the year ended March 31, 1998. The growth in revenues for product licenses was attributable to the expansion of our customer base and increased sales to existing customers.

     Services. Revenues for services, which related entirely to services associated with our Web content management software, increased by $866,000, or 70%, to $2.1 million for the year ended March 31, 1999 from $1.2 million for the year ended March 31, 1998. The increase in revenues for services was primarily attributable to a larger installed base of products.

     Hardware Integration and Support. Revenues for hardware integration and support decreased by $10.8 million, or 66%, to $5.6 million for the year ended March 31, 1999 from $16.5 million for the year ended March 31, 1998. The decrease in revenues for hardware integration was due to the sale of the hardware integration business during the quarter ended September 30, 1998.

  COST OF REVENUES AND GROSS PROFIT

     Total cost of revenues decreased by $7.5 million, or 53%, to $6.7 million for the year ended March 31, 1999 from $14.2 million for the year ended March 31, 1998. Total cost of revenues as a percentage of total revenues was 39% in 1999 compared to 64% in 1998. Gross profit increased by $2.3 million, or 29%, to $10.4 million for the year ended March 31, 1999 from $8.0 million for the year ended March 31, 1998. Total gross profit as a percentage of total revenues was 61% in 1999 compared to 36% in 1998. The increase in gross profit was primarily attributable to a shift in product mix from hardware integration and support to product licenses and services related to our Web content management software.

     Product Licenses. Cost of revenues for product licenses, which related entirely to our Web content management software, increased by $329,000, or 68%, to $811,000 for the year ended March 31, 1999 from

$482,000 for the year ended March 31, 1998. Gross profit as a percentage of revenues for product licenses was 91% for the year ended March 31, 1999 compared to 89% for the year ended March 31, 1998.

     Services. Cost of revenues for services, which related entirely to services associated with our Web content management software, increased by $432,000, or 54%, to $1.2 million for the year ended March 31, 1999 from $797,000 for the year ended March 31, 1998. Gross profit as a percentage of revenues for services was 41% for the year ended March 31, 1999 compared to 35% for the year ended March 31, 1998. The increase in gross profit as a percentage of revenues for services was primarily due to increased utilization of consulting services resources and a shift in the mix of revenues for services to higher margin maintenance revenues from lower margin consulting services.

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

  OPERATING EXPENSES

     Sales and Marketing. Sales and marketing expenses increased by $1.2 million, or 27%, to $5.7 million for the year ended March 31, 1999 from $4.5 million for the year ended March 31, 1998. Sales and marketing expenses as a percentage of total revenues were 34% in 1999 compared to 20% in 1998. Sales and marketing expenses increased as a percentage of total revenues primarily due to decreased revenues for hardware integration and support, combined with increased staffing and marketing expenses for advertising, public relations and trade shows supporting our Web content management suite of products. The increase was partially offset by decreased sales and marketing expenses related to hardware integration and support programs.

     General and Administrative. General and administrative expenses increased by $477,000, or 15%, to $3.6 million for the year ended March 31, 1999 from $3.1 million for the year ended March 31, 1998. General and administrative expenses as a percentage of total revenues were 21% in 1999 compared to 14% in 1998. General and administrative expenses increased primarily due to increased personnel expenses, including hiring expenses, and increased expenses for professional services.

     Research and Development. Research and development expense remained constant at $2.2 million for the year ended March 31, 1999 and the year ended March 31, 1998. Research and development expenses as a percentage of total revenues were 13% in 1999 compared to 10% in 1998.

  OTHER INCOME (EXPENSE)

     Other income was $305,000 for the year ended March 31, 1999 compared to other expense of $334,000 for the year ended March 31, 1998. Other income in 1999 included a gain of $517,000 on the sale of the assets of our hardware integration business unit, partially offset by net interest expense. Other expense in 1998 consisted of interest expense on our revolving line of credit.

  DISCONTINUED OPERATIONS

     Loss on discontinued operations decreased by $2.0 million, or 80%, to $521,000 for the year ended March 31, 1999 from $2.6 million for the year ended March 31, 1998. The decreased losses on discontinued operations was primarily due to 1999 including only a partial year of losses on discontinued operations, while 1998 included a full year of losses. The loss in 1998 also includes an adjustment of $750,000 to fully amortize goodwill associated with the acquisition of a discontinued facility and the write-down of certain other assets to their estimated net realizable value.

QUARTERLY RESULTS

     The following tables present unaudited consolidated statements of operations data both in absolute dollars and as a percentage of total revenues for each of our last eight quarters. This data has been derived from unaudited consolidated financial statements that have been prepared on the same basis as the annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for a fair presentation of such information. These unaudited quarterly results should be read in conjunction with the Consolidated Financial Statements and related Notes appearing elsewhere in this Annual Report. The consolidated results of operations for any quarter are not necessarily indicative of the results for any future period.

                                                                            THREE MONTHS ENDED
                                          ---------------------------------------------------------------------------------------
                                          JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,
                                            1998       1998        1998       1999       1999       1999        1999       2000
                                          --------   ---------   --------   --------   --------   ---------   --------   --------
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Revenues:
Product licenses........................  $ 1,317     $ 2,115    $ 2,733    $ 3,138    $ 3,475     $ 3,549    $ 4,671    $ 5,785
  Services..............................      203         418        551        927        972       1,025      1,159      1,724
  Hardware integration and support......    3,215       2,414         --         --         --          --         --         --
                                          -------     -------    -------    -------    -------     -------    -------    -------
    Total revenues......................    4,735       4,947      3,284      4,065      4,447       4,574      5,830      7,509
                                          -------     -------    -------    -------    -------     -------    -------    -------
Cost of revenues:
  Product licenses......................      211         143        262        195        324         401        510        473
  Services..............................      135         233        336        525        412         553        568        867
  Hardware integration and support......    2,570       2,031         --         --         --          --         --         --
                                          -------     -------    -------    -------    -------     -------    -------    -------
    Total cost of revenues..............    2,916       2,407        598        720        736         954      1,078      1,340
                                          -------     -------    -------    -------    -------     -------    -------    -------
Gross profit............................    1,819       2,540      2,686      3,345      3,711       3,620      4,752      6,169
                                          -------     -------    -------    -------    -------     -------    -------    -------
Operating expenses:
  Sales and marketing...................    1,148       1,517      1,522      1,555      1,941       2,054      2,741      3,800
  General and administrative............      668         871        904      1,134        914         863      1,052      1,024
  Research and development..............      501         553        555        605        572         576        731        999
  Acquisition costs.....................       --          --         --         --         --       1,972         --         --
                                          -------     -------    -------    -------    -------     -------    -------    -------
    Total operating expenses............    2,317       2,941      2,981      3,294      3,427       5,465      4,524      5,823
                                          -------     -------    -------    -------    -------     -------    -------    -------
Income (loss) from operations...........     (498)       (401)      (295)        51        284      (1,845)       228        346
Other income (expense):
  Gain on sale of hardware Integration
    unit................................       --         517         --         --         --          --         --         --
  Interest income (expense), net........       (7)        (72)       (64)       (69)        33         361        380        692
                                          -------     -------    -------    -------    -------     -------    -------    -------
Income (loss) from continuing
  operations............................     (505)         44       (359)       (18)       317      (1,484)       608      1,038
Loss on discontinued operations.........     (521)         --         --         --         --          --         --         --
                                          -------     -------    -------    -------    -------     -------    -------    -------
Net income (loss).......................   (1,026)         44       (359)       (18)       317      (1,484)       608      1,038
Preferred stock dividends and
  accretion.............................     (603)        (29)       (80)        (6)        --          --         --         --
                                          -------     -------    -------    -------    -------     -------    -------    -------
Income (loss) attributable to common
  shareholders..........................  $(1,629)    $    15    $  (439)   $   (24)   $   317     $(1,484)   $   608    $ 1,038
                                          =======     =======    =======    =======    =======     =======    =======    =======
AS A PERCENTAGE OF TOTAL REVENUES:
Revenues:
  Product licenses......................     27.8%       42.8%      83.2%      77.2%      78.1%       77.6%      80.1%      77.0%
  Services..............................      4.3         8.4       16.8       22.8       21.9        22.4       19.9       23.0
  Hardware integration and support......     67.9        48.8         --         --         --          --         --         --
                                          -------     -------    -------    -------    -------     -------    -------    -------
    Total revenues......................   100.00      100.00     100.00     100.00     100.00      100.00     100.00     100.00
                                          -------     -------    -------    -------    -------     -------    -------    -------
Cost of revenues:
  Product licenses......................      4.4         2.9        8.0        4.8        7.3         8.8        8.7        6.3
  Services..............................      2.9         4.7       10.2       12.9        9.3        12.1        9.8       11.5
  Hardware integration and support......     54.3        41.1         --         --         --          --         --         --
                                          -------     -------    -------    -------    -------     -------    -------    -------
    Total cost of revenues..............     61.6        48.7       18.2       17.7       16.6        20.9       18.5       17.8
                                          -------     -------    -------    -------    -------     -------    -------    -------
Gross profit............................     38.4        51.3       81.8       82.3       83.4        79.1       81.5       82.2
                                          -------     -------    -------    -------    -------     -------    -------    -------
Operating expenses:
  Sales and marketing...................     24.3        30.7       46.4       38.3       43.6        44.9       47.0       50.6
  General and administrative............     14.1        17.6       27.5       27.9       20.5        18.8       18.1       13.6
  Research and development..............     10.6        11.2       16.9       14.9       12.9        12.6       12.5       13.3
  Acquisition costs.....................       --          --         --         --         --        43.1         --         --
                                          -------     -------    -------    -------    -------     -------    -------    -------
    Total operating expenses............     49.0        59.5       90.8       81.1       77.0       119.4       77.6       77.5
                                          -------     -------    -------    -------    -------     -------    -------    -------
Income (loss) from operations...........    (10.6)       (8.2)      (9.0)       1.2        6.4       (40.3)       3.9        4.7
Other income (expense):
  Gain on sale of hardware integration
    unit................................       --        10.5         --         --         --          --         --         --
  Interest income (expense), net........     (0.1)       (1.4)      (1.9)      (1.7)       0.7         7.9        6.5        9.1
                                          -------     -------    -------    -------    -------     -------    -------    -------
Income (loss) from continuing
  Operations............................    (10.7)        0.9      (10.9)      (0.5)       7.1       (32.4)      10.4       13.8
Loss on discontinued operations.........    (11.0)         --         --         --         --          --         --         --
                                          -------     -------    -------    -------    -------     -------    -------    -------
Net income (loss).......................    (21.7)        0.9      (10.9)      (0.5)       7.1       (32.4)      10.4       13.8
Preferred stock dividends and
  accretion.............................    (12.7)       (0.6)      (2.5)      (0.1)        --          --         --         --
                                          -------     -------    -------    -------    -------     -------    -------    -------
Income (loss) attributable to common
  shareholders..........................    (34.4)%       0.3%     (13.4)%     (0.6)%      7.1%      (32.4)%     10.4%      13.8%
                                          =======     =======    =======    =======    =======     =======    =======    =======

     Revenues. Revenues for product licenses and services, which are related entirely to our Web-based content management software, have increased in each of the quarters since its release, except for the quarter ended June 30, 1998. We implemented a reorganization of our sales department during the quarter ended June 30, 1998, which temporarily diverted the focus of the sales department, leading to reduced sales in the quarter. A new version of our software was launched during the quarter ended September 30, 1998, which included significant improvements in the enterprise-scalability features of our software. This launch, combined with the renewed efforts of our reorganized sales department, generated a significant increase in revenues for product licenses in the quarter ended September 30, 1998 through the quarter ended September 30, 1999. The Xpedio Content Management Suite was launched in late September 1999. Sales of Xpedio represented more than fifty-five percent of our revenues for product licenses in the quarter ended December 31, 1999 and more than 70 percent of our revenues in the quarter ended March 31, 2000 and increased our average transaction size for server licenses to approximately $100,000 and $140,000 during those periods, respectively.

     Cost of Revenues and Gross Profit. Cost of revenues for product licenses and services, which are related entirely to our Web content management software, have increased in each of the quarters since its release. Total gross profit as a percentage of total revenues has generally increased, on a quarter to quarter basis, from June 30, 1998 through March 31, 2000 as our product mix shifted away from hardware integration and support to software product licenses and services. Total gross profits as a percentage of total revenues was sharply higher in the six most recent quarters relative to the two previous quarters because revenues in the six most recent quarters related exclusively to sales of our Web-based content management products and services.

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

     - changes in the rapidly evolving market for Web content management solutions;

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

NET OPERATING LOSS CARRYFORWARDS

     As of March 31, 2000, we had net operating loss carryforwards of approximately $35.7 million. The net operating loss carryforwards will expire at various dates beginning in 2011, if not utilized. The Tax Reform Act of 1986 imposes substantial restrictions on the utilization of net operating losses and tax credits in the event of an "ownership change" of a corporation. Our ability to utilize net operating loss carryforwards on an annual basis will be limited as a result of "ownership changes" in connection with the sale of equity securities. We have provided a full valuation allowance on the deferred tax asset because of the uncertainty regarding its realization. Our accounting for deferred taxes involves the evaluation of a number of factors concerning the realizability of our deferred tax assets. In concluding that a full valuation allowance was required, management considered such factors as our history of operating losses, potential future losses and the nature of our deferred tax assets. See Note 11 to the Consolidated Financial Statements included elsewhere in this Annual Report.

LIQUIDITY AND CAPITAL RESOURCES

     We have funded our operations and satisfied our capital expenditure requirements primarily through revolving working capital and term loans from banking institutions, private placements and public offerings of securities and proceeds from the sales of assets related to prior lines of business. Net cash used by operating activities was $1.3 million for the year ended March 31, 2000, compared to net cash used in operating activities of $1.6 million for the year ended March 31, 1999.

     To date, we have invested our capital expenditures primarily in property and equipment, consisting largely of computer hardware and software. Capital expenditures for the year ended March 31, 2000 and 1999 were $534,000 and $380,000, respectively. We have also entered into capital and operating leases for facilities and equipment. We expect that our capital expenditures will increase as our employee base grows. At March 31, 2000, we did not have any material commitments for capital expenditures.

     As of March 31, 2000, we had $8.9 million in cash and equivalents, $124.9 million in short-term investments and $137.1 million in working capital. Net cash provided by financing activities was $134.5 million for the year ended March 31, 2000 and $1.7 million for the year ended March 31, 1999. In June 1999, we completed a public offering of our common stock that raised approximately $27.0 million in proceeds for the Company, net of underwriting discounts and offering costs of approximately $3.0 million. In March 2000, we completed a public offering of our common stock that raised approximately $100.1 million in proceeds for the Company, net of underwriting discounts and offering costs of approximately $5.7 million. In April 2000, the underwriters exercised their over-allotment option, raising additional net proceeds of approximately $22.7 million. In July 1999, we closed our revolving line-of-credit facility with Diversified Business Credit, Inc.

     We currently believe that the cash and cash equivalents on hand together with the proceeds of this offering will be sufficient to meet our working capital requirements for the foreseeable future. After that time, we may require additional funds to support our working capital requirements or for other purposes and may seek to raise such additional funds through public or private equity financings or from other sources. We cannot be certain that additional financing will be available on terms favorable to us, or on any terms, or that any additional financing will not be dilutive.

     The Company continues to evaluate potential strategic acquisitions that could utilize equity and/or cash resources. Such opportunities could develop quickly due to market and competitive factors.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     FASB Interpretation 44, Interpretation of APB Opinion 25 (FIN 44) was issues in March 2000. FIN 44 provides an interpretation of APB Opinion 25 on accounting for employee stock compensation and describes its application to certain transactions. FIN 44 is effective on July 1, 2000. It applies on a prospective basis to events occurring after that date, except for certain transactions involving options granted to nonemployees, repriced fixed options, and modifications to add reload option features, which apply to awards granted after December 31, 1998. The provisions of FIN 44 are not expected to have a material effect on transactions entered into through March 31, 2000.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company's interest income on cash and cash equivalents is affected by changes in interest rates in the United States. Through March 31, 2000, changes in these rates have not had a material effect on the Company, and the Company does not anticipate that future exposure to interest rate market risk will be material.

     The Company's investments are held in commercial paper which are affected by equity price market risk and other factors. The Company does not anticipate that exposure to these risks will have a material impact on the Company, due to the nature of its investments.

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

                            INTRANET SOLUTIONS, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                     MARCH 31,
                                                                --------------------
                                                                  1999        2000
                                                                  ----        ----
ASSETS
CURRENT ASSETS
  Cash and equivalents......................................    $  2,177    $  8,859
  Short-term investments....................................          --     124,883
  Accounts receivable, net..................................       3,995       7,446
  Current maturities of notes receivable....................         114         126
  Inventories...............................................         112         149
  Prepaid royalties.........................................         392       1,231
  Prepaid expenses and other current assets.................         413         663
                                                                --------    --------
       Total current assets.................................       7,203     143,357
Notes receivable, net of current maturities.................         106          --
Property and equipment, net.................................         900         887
Other investments...........................................          --         832
Prepaid royalties, net of current portion...................          --       1,644
Software licenses, net accumulated amortization.............         236         161
Other.......................................................          19         434
                                                                --------    --------
       Total assets.........................................    $  8,464    $147,315
                                                                ========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Revolving credit facility and related party note..........    $    822    $     --
  Current maturities of long-term obligations...............         222         115
  Accounts payable..........................................         584       2,922
  Deferred revenues.........................................         726       1,433
  Commissions payable.......................................         256         811
  Accrued expenses..........................................         880         964
                                                                --------    --------
       Total current liabilities............................       3,490       6,245
Long-term obligations, net of current maturities............         108          11
Deferred revenue, net of current portion....................         147          89
                                                                --------    --------
       Total liabilities....................................       3,745       6,345
Commitments and contingencies...............................          --          --
Shareholders' equity
Capital stock, $0.01 par value, 25,000 and 50,000 shares
  authorized at March 31, 1999 and 2000
  Series A convertible preferred stock, 75 shares issued and
     outstanding at March 31, 1999..........................         334          --
  Series B convertible preferred stock......................          --          --
  Common stock, 12,450 and 20,665 shares issued and
     outstanding at March 31, 1999 and 2000.................         124         207
Additional paid-in capital..................................      17,509     153,485
Accumulated deficit.........................................     (13,223)    (12,533)
Unearned compensation.......................................         (25)         (8)
Accumulated comprehensive income............................          --        (181)
                                                                --------    --------
       Total shareholders' equity...........................       4,719     140,970
                                                                --------    --------
       Total liabilities and shareholders' equity...........    $  8,464    $147,315
                                                                ========    ========

    The accompanying notes are an integral part of the financial statements.

                            INTRANET SOLUTIONS, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 1998         1999         2000
                                                               ---------    ---------    ---------
Revenues
  Product licenses.........................................    $   4,501    $   9,303    $  17,480
  Services.................................................        1,233        2,099        4,880
  Hardware integration and support.........................       16,477        5,629           --
                                                               ---------    ---------    ---------
       Total revenues......................................       22,211       17,031       22,360
Cost of revenues
  Product licenses.........................................          482          811        1,708
  Services.................................................          797        1,229        2,400
  Hardware integration and support.........................       12,883        4,601           --
                                                               ---------    ---------    ---------
       Total cost of revenues..............................       14,162        6,641        4,108
                                                               ---------    ---------    ---------
Gross profit...............................................        8,049       10,390       18,252
Operating expenses
  Sales and marketing......................................        4,506        5,742       10,536
  General and administrative...............................        3,100        3,577        3,853
  Research and development.................................        2,196        2,214        2,878
  Acquisition costs........................................           --           --        1,972
                                                               ---------    ---------    ---------
       Total operating expenses............................        9,802       11,533       19,239
                                                               ---------    ---------    ---------
Loss from operations.......................................       (1,753)      (1,143)        (987)
Other income (expense)
  Gain on sale of hardware integration unit................           --          517           --
  Interest income (expense), net...........................         (334)        (212)       1,466
                                                               ---------    ---------    ---------
Income (loss) from continuing operations...................       (2,087)        (838)         479
Discontinued operations
  Loss on sale of distribution group.......................           --         (111)          --
  Loss from operations of distribution group...............       (2,576)        (410)          --
                                                               ---------    ---------    ---------
Net income (loss)..........................................       (4,663)      (1,359)         479
Preferred stock dividends and accretion....................       (1,665)        (718)          --
                                                               ---------    ---------    ---------
Income (loss) attributable to common shareholders..........    $  (6,328)   $  (2,077)   $     479
                                                               =========    =========    =========
Earnings (loss) per common share -- basic and diluted
  Continuing operations....................................    $   (0.22)   $   (0.08)   $    0.03
  Discontinued operations..................................        (0.27)       (0.05)          --
  Net income (loss)........................................        (0.50)       (0.12)        0.03
  Income (loss) attributable to common shareholders........        (0.67)       (0.19)        0.03
                                                               =========    =========    =========
Weighted average shares -- basic...........................        9,422       11,151       16,462
                                                               =========    =========    =========
Weighted average shares -- diluted.........................        9,422       11,151       18,057
                                                               =========    =========    =========

    The accompanying notes are an integral part of the financial statements

                            INTRANET SOLUTIONS, INC.

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                     SERIES A           SERIES B
                                    CONVERTIBLE        CONVERTIBLE                                       RETAINED
                                  PREFERRED STOCK    PREFERRED STOCK     COMMON STOCK     ADDITIONAL     EARNINGS
                                 -----------------   ---------------   ----------------    PAID-IN     (ACCUMULATED     UNEARNED
                                 SHARES    AMOUNT    SHARES   AMOUNT   SHARES    AMOUNT    CAPITAL       DEFICIT)     COMPENSATION
                                 ------   --------   ------   ------   -------   ------   ----------   ------------   ------------
Balance at April 1, 1997.......     --    $     --     --     $  --      9,085    $ 91     $  5,585      $ (4,702)       $(231)
Exercise of stock options and
 warrants......................     --          --     --        --        541       5        1,625            --           --
Conversion of promissory
 notes.........................     --          --     --        --         71       1          249            --           --
Issuance of convertible
 preferred stock...............    800       3,562     --        --         --      --           --            --           --
Conversion of preferred stock
 to common stock...............   (350)     (1,558)    --        --        472       4        1,554            --           --
Issuance of common stock.......     --          --     --        --         78       1          249            --           --
Record non-cash deemed
 dividend......................     --      (1,570)    --        --         --      --        1,570            --           --
Record deemed dividend
 accretion.....................     --       1,570     --        --         --      --           --        (1,570)          --
Dividends paid on convertible
 preferred stock...............     --          --     --        --         --      --           --           (95)          --
Other..........................     --          --     --        --         --      --          (64)         (113)         113
Net loss.......................     --          --     --        --         --      --           --        (4,663)          --
                                  ----    --------     --     ------   -------    ----     --------      --------        -----
Balance at March 31, 1998......    450       2,004     --        --     10,247     102       10,768       (11,143)        (118)
Exercise of stock options and
 warrants......................     --          --     --        --        343       4        1,378            --           --
Cancellation of compensatory
 stock options.................     --          --     --        --         --      --          (91)           --           91
Common stock repurchased and
 canceled......................     --          --     --        --         (1)                  (1)           (3)          --
Issuance of common stock.......     --          --     --        --         29                  120            --           --
Issuance of warrants...........     --          --     --        --         --      --          200            --           --
Issuance of convertible
 preferred stock...............     --          --     --     2,851         --      --           --            --           --
Conversion of preferred stock
 to common stock...............   (375)     (1,670)    --     (2,851)    1,832      18        4,503            --           --
Record non-cash deemed
 dividend......................     --          --     --      (570)        --      --          570            --           --
Record deemed dividend
 accretion.....................     --          --     --       570         --      --           --          (570)          --
Dividends paid on convertible
 preferred stock...............     --          --     --        --         --      --           14          (148)          --
Other..........................     --          --     --        --         --      --           48            --            2
Net loss.......................     --          --     --        --         --      --           --        (1,359)          --
                                  ----    --------     --     ------   -------    ----     --------      --------        -----
Balance at March 31, 1999......     75         334     --        --     12,450     124       17,509       (13,223)         (25)
Exercise of stock options and
 warrants......................     --          --     --        --      2,094      22        8,130            --           --
Issuance of common stock net of
 costs of $8,688...............     --          --     --        --      6,020      60      126,998            --           --
Conversion of preferred stock
 to common.....................    (75)       (334)    --        --        101       1          333            --           --
Other..........................     --          --     --        --         --      --          515           211           17
Net income.....................     --          --     --        --         --      --           --           479           --
                                  ----    --------     --     ------   -------    ----     --------      --------        -----
Balance at March 31, 2000......     --          --     --        --     20,665     207      153,485       (12,533)          (8)
                                  ====    ========     ==     ======   =======    ====     ========      ========        =====


                                  ACCUMULATED        TOTAL
                                 COMPREHENSIVE   SHAREHOLDERS'   COMPREHENSIVE
                                    INCOME          EQUITY          INCOME
                                 -------------   -------------   -------------
Balance at April 1, 1997.......      $  --         $    743          $ --
Exercise of stock options and
 warrants......................         --            1,630            --
Conversion of promissory
 notes.........................         --              250            --
Issuance of convertible
 preferred stock...............         --            3,562            --
Conversion of preferred stock
 to common stock...............         --               --            --
Issuance of common stock.......         --              250            --
Record non-cash deemed
 dividend......................         --               --            --
Record deemed dividend
 accretion.....................         --               --            --
Dividends paid on convertible
 preferred stock...............         --              (95)           --
Other..........................         --              (64)           --
Net loss.......................         --           (4,663)           --
                                     -----         --------          ----
Balance at March 31, 1998......         --            1,613            --
Exercise of stock options and
 warrants......................         --            1,382            --
Cancellation of compensatory
 stock options.................         --               --            --
Common stock repurchased and
 canceled......................         --               (4)           --
Issuance of common stock.......         --              120            --
Issuance of warrants...........         --              200            --
Issuance of convertible
 preferred stock...............         --            2,851            --
Conversion of preferred stock
 to common stock...............         --               --            --
Record non-cash deemed
 dividend......................         --               --            --
Record deemed dividend
 accretion.....................         --               --            --
Dividends paid on convertible
 preferred stock...............         --             (134)           --
Other..........................         --               50            --
Net loss.......................         --           (1,359)           --
                                     -----         --------          ----
Balance at March 31, 1999......         --            4,719            --
Exercise of stock options and
 warrants......................         --            8,152            --
Issuance of common stock net of
 costs of $8,688...............         --          127,058            --
Conversion of preferred stock
 to common.....................         --               --            --
Other..........................       (181)             562          (181)
Net income.....................         --              479           479
                                     -----         --------          ----
Balance at March 31, 2000......      $(181)        $140,970          $298
                                     =====         ========          ====

    The accompanying notes are an integral part of the financial statements.

                            INTRANET SOLUTIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                     YEAR ENDED MARCH 31,
                                                                -------------------------------
                                                                 1998       1999        2000
                                                                 ----       ----        ----
Operating activities:
  Net income (loss).........................................    $(4,663)   $(1,359)   $     479
  Adjustments to reconcile net loss to cash flows from
    operating activities:
    Depreciation and amortization...........................        447        566          798
    Gain on sale of hardware integration unit...............         --       (517)          --
    Discontinued operations.................................      1,029        709           --
    Non-cash license revenue................................         --         --         (160)
    Non-cash marketing expense..............................         --         --          460
    Changes in operating assets and liabilities.............     (1,343)    (1,124)      (2,829)
    Other...................................................        120         94           --
                                                                -------    -------    ---------
       Net cash flows used in operating activities..........     (4,410)    (1,631)      (1,252)
                                                                -------    -------    ---------
Investing activities:
  Purchase of short-term investments........................         --         --     (475,139)
  Maturities and sales of short-term investments............         --         --      350,256
  Proceeds from sale of the hardware integration group, net
    of related expenses.....................................         --      1,279           --
  Purchase of property and equipment........................       (456)      (380)        (534)
  Purchase of intangibles...................................         --         --         (357)
  Other.....................................................        802          8         (759)
                                                                -------    -------    ---------
       Net cash flows provided by (used in) investing
         activities.........................................        346        907     (126,533)
                                                                -------    -------    ---------
Financing activities:
  Net advances (repayments) from revolving credit
    facility................................................        509     (1,424)        (822)
  Payments on long-term obligations.........................     (1,331)      (860)        (204)
  Payments on other long-term liabilities...................       (102)       (62)          --
  Issuance of preferred stock...............................      3,521      2,851           --
  Issuance of common stock..................................         --         --      127,058
  Payment of dividends on preferred stock...................        (95)      (134)          --
  Proceeds from stock options and warrants..................      1,880      1,381        8,152
  Other.....................................................       (120)       (13)         283
                                                                -------    -------    ---------
       Net cash flows provided by financing activities......      4,262      1,739      134,467
                                                                -------    -------    ---------
Net increase in cash........................................        198      1,015        6,682
Cash and equivalents at beginning of period.................        964      1,162        2,177
                                                                -------    -------    ---------
Cash and equivalents at end of period.......................    $ 1,162    $ 2,177    $   8,859
                                                                =======    =======    =========
Supplemental disclosure of cash flows information:
  Cash paid for interest....................................    $   351    $   226    $      42
  Cash paid for income taxes................................          7          7            7
Non-cash financing and investing activities:
  Equipment acquired with capital lease obligation..........    $    --    $   122    $      --
  Conversion of debt to common stock........................        250         --           --
  Conversion of debt to preferred stock.....................        150         --           --
  Common stock issued for royalties.........................         --        120           --
  Note receivable from sale of discontinued operations......        278         --           --
  Warrants issued as deferred financing costs...............         --        200           --
  Capitalized software licenses payable related to license
    agreement...............................................         --        200           --
Detail of changes in operating assets and liabilities:
  Accounts receivable.......................................    $(1,766)   $ 1,065    $  (3,451)
  Inventories...............................................         75         64          (37)
  Prepaid expenses..........................................       (294)        14       (2,967)
  Accounts payable..........................................        750     (2,421)       2,338
  Accrued expenses and other liabilities....................       (108)       154        1,288
                                                                -------    -------    ---------
       Net changes in operating assets and liabilities......    $(1,343)   $(1,124)   $  (2,829)
                                                                =======    =======    =========

    The accompanying notes are an integral part of the financial statements.

                            INTRANET SOLUTIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         MARCH 31, 1998, 1999 AND 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     IntraNet Solutions, Inc. (the "Company") is a leading provider of Web-based content management solutions for intranets, extranets and Internet applications. The Company's customers are primarily located throughout the United States and in Europe.

     Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

     Revenue Recognition: The Company currently derives all of its revenues from licenses of software products and related services. Product license revenue is recognized when a purchase order has been received, the product has been shipped and accepted by the customer, and collection is probable. Services revenue consists of fees from consulting and maintenance. Consulting services include needs assessment, software integration, security analysis, application development and training. The Company bills consulting fees either on a time and materials basis or on a fixed-price schedule. The Company's clients typically purchase maintenance agreements annually, and the Company prices maintenance agreements based on a percentage of the product license fee. Clients purchasing maintenance agreements receive product upgrades, Web-based technical support and telephone hot-line support. The Company recognizes revenue from maintenance agreements ratably over the term of the agreement, typically one year.

     Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue.

     Cash and Equivalents: The Company considers all short-term, highly liquid investments that are readily convertible into known amounts of cash and have original maturities of three months or less to be cash equivalents.

     Short-Term Investments: Investments in debt securities with a remaining maturity of one year or less at the date of purchase are classified as short-term investments. As of March 31, 2000 the Company's investments were held in commercial paper. All investments have a contractual maturity of one year or less, are held to maturity, and recorded at amortized cost.

     Other Investments: Investments in equity securities are classified as long-term as the Company anticipates holding them for more than one year. These investments are deemed by management to be available for sale and are reported at fair value with net unrealized losses reported within shareholders' equity as accumulated comprehensive income. The original cost of these investments was $1,013.

     Accounts Receivable: Accounts receivable is presented net of allowances of $310 and $530 as of March 31, 1999 and 2000, respectively. No customer has accounted for 10% or more of the Company's revenues in the years ended March 31, 1999 and 2000. Credit is extended based on an evaluation of the customer's financial condition and a cash deposit is generally not required. The Company estimates its potential losses on trade receivables on an ongoing basis and provides for anticipated losses in the period in which the revenues are recognized. Credit losses have historically been within management's expectations.

     Inventories: Inventories, consisting primarily of computer software, diskettes, manuals, and packaging materials, are valued at the lower of cost (first-in, first-out) or market value.

     Property and Equipment: Property and equipment, including leasehold improvements, are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years, or the life of the lease for leasehold improvements, whichever is shorter. Maintenance, repairs and minor renewals are expensed when incurred.

                            INTRANET SOLUTIONS, INC.

                         MARCH 31, 1998, 1999 AND 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     Software Licenses: The Company has acquired various software licenses for use in its products. The licenses are recorded at cost, and amortized over estimated useful lives of three to five years. The Company periodically reviews the expected useful lives and recoverability of these assets.

     Software Development Costs: Software development costs may be capitalized once the technological feasibility of the project is established. The amount of software development costs that may be capitalized is subject to limitations based on the net realizable value of the potential product. To date, the period between achieving technological feasibility of the Company's products and the general availability of the products has been short. Software development costs qualifying for capitalization have, consequently, been immaterial. Accordingly, the Company has not capitalized any software development costs and has instead charged all such costs to research and development expense.

     Advertising: The Company expenses the cost of advertising as it is incurred. Advertising expense for the years ended March 31, 1998, 1999, and 2000 was $900, $903 and $1,290.

     Net Income (Loss) per Common Share: The Company's basic net income (loss) per share amounts have been computed by dividing net income (loss) by the weighted average number of outstanding common shares. The Company's diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average number of outstanding common shares and common share equivalents relating to stock options, when dilutive. For the years ended March 31, 1998 and 1999, the Company incurred net losses and therefore basic and diluted per share amounts are the same. Common stock equivalent shares consist of convertible preferred stock (using the if converted method) and stock options and warrants (using the treasury stock method), as follows (in thousands):

                                                                       MARCH 31,
                                                                -----------------------
                                                                1998     1999     2000
                                                                ----     ----     ----
Shares related to stock options and warrants................    1,224    1,927    1,595
Shares related to convertible preferred stock...............      606       68       --
                                                                -----    -----    -----
                                                                1,830    1,995    1,595
                                                                =====    =====    =====

     Options to purchase 306,049, 108,299 and 174,500 shares of common stock were outstanding at March 31, 1998, 1999 and 2000, respectively, but were excluded from the computation of common share equivalents because they were antidilutive.

     Recently Issued Accounting Standards: FASB Interpretation 44, Interpretation of APB Opinion 25 (FIN 44) was issued in March 2000. FIN 44 provides an interpretation of APB Opinion 25 on accounting for employee stock compensation and describes its application to certain transactions. FIN 44 is effective on July 1, 2000. It applies on a prospective basis to events occurring after that date, except for certain transactions involving options granted to nonemployees, repriced fixed options, and modifications to add reload option features, which apply to awards granted after December 31, 1998. The provisions of FIN 44 are not expected to have a material effect on transactions entered into through March 31, 2000.

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

                            INTRANET SOLUTIONS, INC.

                         MARCH 31, 1998, 1999 AND 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. BUSINESS COMBINATION

     On September 29, 1999, the Company merged with InfoAccess, Inc. (InfoAccess) in a transaction accounted for as a pooling-of-interests. Accordingly, the consolidated financial statements have been restated for all periods presented as if InfoAccess and the Company had always been combined. In recording the combination, the Company's consolidated statements of operations for the years ended March 31, 1998 and 1999 have been combined with InfoAccess' statement of operations for the years ended December 31, 1997 and 1998. InfoAccess net income of $213 for the three months ended March 31, 1999 has been included in the Company's accumulated deficit for the year ended March 31, 2000 The consolidated balance sheet of the Company as of March 31, 1999 has been combined with the InfoAccess balance sheet as of December 31, 1998.

     In connection with the merger, the former shareholders and option holders of InfoAccess common stock received shares and options of IntraNet Solutions, Inc. common stock at the rate of .31230 shares of IntraNet Solutions, Inc. common stock for each share of InfoAccess common stock. The Company issued a total of 1,803 shares of IntraNet Solutions, Inc. common stock in exchange for all outstanding shares of InfoAccess common stock and reserved 377 shares of common stock for issuance upon the exercise of InfoAccess options the Company assumed pursuant to the merger agreement.

     All costs associated with completion of this acquisition, approximately $1,972, were expensed as incurred. Activity previously reported by the separate companies and the combined amounts presented in these consolidated financial statements are summarized below.

                                                              YEAR ENDED MARCH 31,
                                                              --------------------
                                                                1998        1999
                                                              --------    --------
Revenues:
  IntraNet Solutions, Inc...................................  $19,450     $14,058
  InfoAccess................................................    2,761       2,973
                                                              -------     -------
                                                              $22,211     $17,031
                                                              =======     =======
Net income (loss):
  IntraNet Solutions, Inc...................................  $(3,655)    $  (854)
  InfoAccess................................................   (1,008)       (505)
                                                              -------     -------
                                                              $(4,663)    $(1,359)
                                                              =======     =======

                                                              MARCH 31,
                                                                1999
                                                              ---------
Total assets:
  IntraNet Solutions, Inc...................................   $7,300
  InfoAccess................................................    1,164
                                                               ------
                                                               $8,464
                                                               ======

                            INTRANET SOLUTIONS, INC.

                         MARCH 31, 1998, 1999 AND 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

3. SALE OF HARDWARE INTEGRATION UNIT

     During the fiscal year ended March 31, 1999, the Company sold the operations of its hardware integration unit to Osage Systems Group, Inc. ("Osage") for approximately $1,600, and certain future financial consideration from Osage, dependent on the performance of the unit over the next two years.

     In conjunction with the sale of its hardware integration unit, the Company entered into a non-competition agreement with Osage. As a result, the Company recorded the necessary provision for the reserve or write-down of the assets and contracts associated with the hardware integration unit to their net realizable value. The gain on the sale of the hardware integration unit operations of $517 has been recorded in the statement of operations as other income.

     Revenues, cost of revenues, and gross profit for the hardware integration and support unit are as follows:

                                                              YEAR ENDED MARCH 31,
                                                              ---------------------
                                                                1998         1999
                                                              ---------    --------
Revenues:
  Hardware integration......................................   $12,187      $4,358
  Support...................................................     4,290       1,271
                                                               -------      ------
                                                                16,477       5,629
                                                               -------      ------
Cost of revenues:
  Hardware integration......................................    10,249       3,712
  Support...................................................     2,634         889
                                                               -------      ------
                                                                12,883       4,601
                                                               -------      ------
Gross profit................................................   $ 3,594      $1,028
                                                               =======      ======

4. DISCONTINUED OPERATIONS

     During the fiscal year ended March 31, 1998, the Company sold the Minneapolis facility of its on-demand publishing operations for approximately $1,600. The sale price included cash of approximately $359, a promissory note of $278 and assumption of liabilities of approximately $1,000. The promissory note is payable in quarterly installments of $27, including interest at 1.5% over prime (effective rate of 9.25% and 10.5% at March 31, 1999 and 2000) and is due in March 2001. Future maturities of principal on this note are $100 for 2001. No gain or loss on the transaction was recorded.

     During the fiscal year ended March 31, 1999, the Company sold substantially all of the remaining assets of its on-demand publishing operations, located in Phoenix, Arizona for approximately $487. The sale price was substantially for assumption of liabilities. The Company incurred a loss on the sale of the related assets of $111.

                            INTRANET SOLUTIONS, INC.

                         MARCH 31, 1998, 1999 AND 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     Summarized financial information for the discontinued operations are as follows:

                                                              YEARS ENDED MARCH 31,
                                                              ----------------------
                                                                1998         1999
                                                              ---------    ---------
Operating revenues..........................................   $ 5,023      $   729
Operating expenses..........................................    (7,337)      (1,104)
Interest....................................................      (262)         (35)
Income taxes................................................        --           --
                                                               -------      -------
Net loss from discontinued operations.......................   $(2,576)     $  (410)
                                                               =======      =======

5. RELATED PARTY TRANSACTIONS AND NOTE PAYABLE

     The Company contracts with an entity that provides programming services to certain of its customers. This entity is beneficially controlled by a principal stockholder of the Company. Total fees under this contract arrangement for the years ending March 31, 1998, 1999 and 2000 were $36, $42 and $11, respectively.

     The company had an uncollateralized line of credit with a related party which provided for borrowings of up to $500 with interest at 10%. Advances under this line were $400 at March 31, 1999 and were paid in September 1999.

     During fiscal 2000, the Company entered into a sales agreement with a company whose president and CEO is a member of IntraNet Solutions, Inc.'s Board of Directors. Revenue of $340,000 was recorded under this contract during the year ended March 31, 2000.

6. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                  MARCH 31,
                                                              ------------------
                                                               1999       2000
                                                              -------    -------
Equipment and furniture.....................................  $ 2,153    $ 2,363
Leasehold improvements......................................       86         91
                                                              -------    -------
                                                                2,239      2,454
Less accumulated depreciation...............................   (1,339)    (1,567)
                                                              -------    -------
                                                              $   900    $   887
                                                              =======    =======

7. REVOLVING CREDIT FACILITY

     The Company had a revolving credit agreement that provided for borrowings of up to $2,500, subject to the availability of assets securing the loan. Advances were due on demand and accrued interest at the bank's base lending rate plus 2.5% (effective rate of 10.25% on March 31, 1999).

     On April 1, 1999 the Company entered into a new credit agreement which provided for borrowings of up to $2,250, subject to the availability of assets securing the loan. Advances were due on demand and accrued interest at the bank's lending rate plus 2.0%. Borrowings under the credit agreement were repaid and the agreement canceled on July 1, 1999.

                            INTRANET SOLUTIONS, INC.

                         MARCH 31, 1998, 1999 AND 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

8. LONG-TERM OBLIGATIONS

     Long-term obligations consist of the following:

                                                               MARCH 31,
                                                              ------------
                                                              1999    2000
                                                              ----    ----
Notes payable to shareholder, due on demand, quarterly
  interest payments at 12.0%, unsecured and subordinated to
  bank indebtedness.........................................  $ 20    $ 20
Other notes and obligations, due in monthly installments of
  $4 -- $10, with interest from 0 -- 10% due through
  December 2000.............................................   310     106
                                                              ----    ----
Total long-term debt........................................   330     126
Less current maturities.....................................   222     115
                                                              ----    ----
                                                              $108    $ 11
                                                              ====    ====

     Future maturities of long-term obligations are as follows:


2001........................................................    $115
2002........................................................      11
                                                                ----
                                                                $126
                                                                ====

9. SHAREHOLDERS' EQUITY

     Series A convertible preferred stock: During the year ended March 31, 1998, the Company issued $4,000 of Series A 5% convertible preferred stock, $5.00 stated value, 1,000 shares designated. The Company issued 800 units, each consisting of one share of $0.01 par value preferred stock and a warrant to acquire one share of the Company's common stock at an exercise price of $5.18. The preferred stock is convertible into the Company's common stock at a price equal to 75% of market value at the time of conversion, with a maximum conversion price of $3.71 per share and a minimum conversion price of $1.00 per share. During the year ended March 31, 1998, 350 shares of Series A convertible preferred stock were converted into 471 shares of common stock. During the year ended March 31, 1999, 375 shares of Series A convertible preferred stock were converted into 795 shares of common stock. The remaining Series A convertible preferred stock were automatically converted into common stock upon the Company's public sale of equity securities in June 1999.

     In connection with this transaction, the Company recorded a non-cash deemed dividend of approximately $1,600. The deemed dividend was recorded as a discount to preferred stock with a corresponding credit to additional paid-in-capital. The discount was recognized during the periods in which the shares become eligible for conversion, which occurred ratably from issuance through December 31, 1997. The accretion of the discount is reflected in the statement of operations as an adjustment to net loss, but has no net effect on total shareholders' equity. The Company also paid $95 and $148 in preferred stock dividends during the years ended March 31, 1998 and 1999. There were no preferred stock dividends paid during the year ended March 31, 2000.

     Series B convertible preferred stock: In May, 1998, the Company issued $3,000 of Series B 4% convertible preferred stock. This preferred stock was convertible into the Company's common stock at a price equal to 84% of market value at the date of conversion with a maximum conversion price of $7.56 and a minimum conversion price of $1.81. During the year ended March 31, 1999, all the Series B convertible preferred stock, including accrued dividends, were converted into 1,037 of shares of common stock.

                            INTRANET SOLUTIONS, INC.

                         MARCH 31, 1998, 1999 AND 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     In connection with this transaction, the Company recognized a non-cash deemed dividend of $570. The deemed dividend was recorded as a discount to preferred stock with a corresponding credit to additional paid-in capital. The discount was recognized at the date of issue of the preferred stock, the same date at which the shares were eligible for conversion. The accretion of the discount is reflected in the statement of operations as an adjustment to net loss, but has no net effect on total shareholders' equity.

     Common Stock: On July 8, 1999, the Company completed a secondary stock offering, including the underwriters' over allotment option of 3,715 shares of its common stock and received net proceeds of approximately 27,000. On March 9, 2000, the Company completed a secondary offering of 2,305 shares of its common stock and received net proceeds of approximately $100,000. The proceeds from both offerings will be used for working capital and general corporate purposes.

     On April 10, 2000, 520 shares of the underwriters' over allotment option from the Company's March 9, 2000 secondary offering were issued for net proceeds of approximately $22,724.

     Warrants: The Company has 429 stock purchase warrants with exercise prices of $2.32 to $8.44 outstanding at March 31, 2000. The warrants expire on various dates through June 2004.

     In February 2000, the Company issued a warrant with a five year term in exchange for various product related marketing services. The warrant entitles the holder to purchase 150 shares of the Company's common stock at an exercise price of $36 per share. An independent valuation of the warrant was used to value the marketing services received at $460.

     In connection with the line of credit from a related party (note 5), the Company issued a stock purchase warrant, valued at $200 and recorded deferred financing costs. These costs were amortized through May 1999, the life of the related party debt. The warrant represents the right to purchase up to 156 shares of the Company's common stock at an exercise price of $3.20 per share. The warrants were exercised in September 1999.

     Stock Repurchase: In April 2000, the Board of Directors authorized the repurchase of up to $10,000 of the Company's common stock at a price not exceeding $20 per share.

     Stock options: The Company maintains the 1994-1997 Stock Option Plan, 1999 Employee Stock Option and Compensation Plan and the 1997 Director Stock Option Plan, (collectively, the "Plan"), pursuant to which options and other awards to acquire an aggregate of 3,100, 1,000 and 300 shares, respectively, of the Company's common stock may be granted. The Company integrated all previously granted options into the Plan. The Plan is administered by the Board of Directors, which has the discretion to determine the number and purchase price of shares subject to stock options (which may be below the fair market value of the common stock on the date thereof), the term of each option, and the terms of exercisability.

     Certain options have exercise prices less than the fair market value of the Company's common stock on the date of the grant. The Company recognizes the compensation element of these grants over the vesting period of the related options, generally five years. The options generally vest over periods of one to five years.

     InfoAccess maintained two stock option plans in which all options were converted into the right to receive shares of IntraNet Solutions, Inc. stock. As of March 31, 2000, 115 options to purchase shares were outstanding and exercisable under a 1990 Amended and Restated Stock Option Plan.

                            INTRANET SOLUTIONS, INC.

                         MARCH 31, 1998, 1999 AND 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     Pro forma information regarding the fair value of stock options is determined at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                               YEARS ENDED MARCH 31,
                                                              ------------------------
                                                              1998      1999      2000
                                                              ----      ----      ----
Risk free interest rates....................................  6.3%      5.0%      6.8%
Dividend yield..............................................   --        --        --
Volatility factor of expected market price of company's
  stock.....................................................   75%       75%       75%
Weighted average expected life of options (years)...........  8.5       8.5       4.0

     The Company's pro forma information had the fair value method been used is as follows:

                                                                  YEARS ENDED MARCH 31,
                                                              -----------------------------
                                                               1998       1999       2000
                                                              -------    -------    -------
Pro forma loss from continuing operations...................  $(3,055)   $(2,273)   $(1,359)
Pro forma loss from continuing operations per common share,
  basic and diluted.........................................     (.32)      (.20)      (.08)
Pro forma net loss..........................................   (5,631)    (2,794)    (1,359)
Pro forma net loss per common share, basic and diluted......     (.60)      (.25)      (.08)
Pro forma loss attributable to common shareholders..........   (7,296)    (3,513)    (1,359)
Pro forma loss attributable to common shareholders per
  common share, basic and diluted...........................     (.77)      (.32)      (.08)

     These pro forma results are not representative of future effects of applying this method, because they do not take into consideration the pro forma effect of grants made prior to 1996.

     A summary of the Company's stock option activity, and related information through March 31, 2000 is as follows:

                                                                          WEIGHTED-
                                                                           AVERAGE
                                                              SHARES    EXERCISE PRICE
                                                              ------    --------------
Outstanding as of April 1, 1997.............................   1,870        $ 2.78
  Granted...................................................   1,000          5.15
  Exercised.................................................    (156)         2.13
  Forfeited.................................................    (299)         4.80
                                                              ------
Outstanding as of March 31, 1998............................   2,415          3.90
  Granted...................................................     435          4.29
  Exercised.................................................    (230)         4.48
  Forfeited.................................................    (321)         5.26
                                                              ------
Outstanding as of March 31, 1999............................   2,299          3.68
  Granted...................................................   1,159         12.70
  Exercised.................................................  (1,059)         3.37
  Forfeited.................................................    (249)         5.00
                                                              ------
Outstanding as of March 31, 2000............................   2,150        $ 8.51
                                                              ======

                            INTRANET SOLUTIONS, INC.

                         MARCH 31, 1998, 1999 AND 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      MARCH 31,
                                                              -------------------------
                                                               1998      1999     2000
                                                              ------    ------    -----
Options exercisable at end of year..........................   1,119     1,308      696
                                                              ======    ======    =====
Weighted-average fair value of options granted during the
  year......................................................  $ 4.19    $ 3.52    $7.13
                                                              ======    ======    =====

     The following table summarizes information about the stock options outstanding at March 31, 2000:

                                             OPTIONS OUTSTANDING
                              -------------------------------------------------        OPTIONS EXERCISABLE
                                            WEIGHTED-AVERAGE                      ------------------------------
RANGE OF                        NUMBER         REMAINING       WEIGHTED-AVERAGE     NUMBER      WEIGHTED-AVERAGE
EXERCISE PRICE                OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
--------------                -----------   ----------------   ----------------   -----------   ----------------
$0.20-$1.99.................       155             4.1              $ 0.29            155            $ 0.29
$2.00-$3.99.................       452             6.1                3.23            323              3.16
$4.00-$5.99.................       317             7.4                4.92            131              4.78
$6.00-$7.99.................       726             9.1                7.29             30              6.15
$8.00-$9.99.................       221             9.4                8.84             --                --
$10.00-$19.99...............        79             6.9               12.04             57             10.36
$20.00-$29.99...............        29             9.9               28.40             --                --
$30.00-$39.99...............       137             9.8               34.20             --                --
$40.00-$49.99...............        34            10.0               45.25             --                --
                                 -----            ----              ------            ---            ------
                                 2,150             7.9              $ 8.51            696            $ 3.54
                                 =====            ====              ======            ===            ======

10. EMPLOYEE BENEFIT PLANS

     The Company maintains pre-tax salary reduction/profit sharing plans under the provisions of Section 401(k) of the Internal Revenue Code. The plans cover substantially all full-time employees who have reached the age of 21. Total Company contributions to the plans for the years ended March 31, 1998, 1999, and 2000 were $65, $50 and $41.

     During fiscal 2000, the Company adopted an employee stock purchase plan, which allows eligible employees to purchase stock of the Company through elected payroll deductions equal to between 0% and 10% of their compensation. The plan has two purchase periods per year and allows participants to purchase shares of stock on the last day of each purchase period at 85% of the lesser of the fair market value of such shares on the first business day of the purchase period, or the fair market value of such share on the last business day of the purchase period.

                            INTRANET SOLUTIONS, INC.

                         MARCH 31, 1998, 1999 AND 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

11. INCOME TAXES

     Due to net operating loss carryforwards through March 2000, the Company has recorded no current income tax provision. The tax effects of temporary differences giving rise to deferred income taxes consisted of the following:

                                                                     MARCH 31,
                                                                -------------------
                                                                 1999        2000
                                                                -------    --------
Deferred tax liabilities:
  Depreciation and amortization.............................    $   (44)   $    (12)
Deferred tax assets:
  Deferred revenue..........................................        214         300
  Accounts receivable and other reserves....................         91         212
  Inventories...............................................         25          25
  Net operating loss carryforwards..........................      3,166      14,291
  Other.....................................................         99         263
                                                                -------    --------
                                                                  3,551      15,079
Valuation allowance.........................................     (3,551)    (15,079)
                                                                -------    --------
                                                                $    --    $     --
                                                                =======    ========

     Deferred tax liabilities and deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The valuation allowance has been established due to the uncertainty of future taxable income, which is necessary to realize the benefits of the deferred tax assets. The Company had net operating loss (NOL) carryforwards of approximately $35.7 million at March 31, 2000, which begin to expire in 2011. These NOL's are subject to annual utilization limitations due to prior ownership changes.

     The Company's provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 34.0% to income (loss) before taxes as a result of the following:

                                                                   YEAR ENDED MARCH 31,
                                                              ------------------------------
                                                              1998       1999         2000
                                                              ----       ----         ----
Federal statutory rate......................................  (34.0)%    (34.0)%        34.0%
State taxes, net of federal benefit.........................    0.6        0.9            --
Stock based compensation....................................   (4.3)     (27.9)     (2,504.4)
Change in valuation allowance...............................   35.4       66.8       2,458.4
Other.......................................................    2.3       (5.8)         12.0
                                                              -----      -----      --------
                                                                 --%        --%           --%
                                                              =====      =====      ========

12. COMMITMENTS AND CONTINGENCIES

     Operating leases -- The Company has entered into certain non-cancelable operating lease agreements related to office/warehouse space, equipment and vehicles. Total rent expense under operating leases net of sublease income, was, $625, $588 and $710 for the years ended March 31, 1998, 1999 and 2000, respectively.

                            INTRANET SOLUTIONS, INC.

                         MARCH 31, 1998, 1999 AND 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     Minimum remaining rental commitments under operating leases net of sublease arrangements as of March 31, 2000 are as follows:

For the year ended March 31,
  2001......................................................  $  802
  2002......................................................     850
  2003......................................................     720
  2004......................................................     680
  2005......................................................     685
  Thereafter................................................     188
                                                              ------
                                                              $3,925
                                                              ======

     Software royalties -- The Company has entered into several software royalty agreements whereby it is required to pay a royalty amount based upon predetermined payment schedules. At March 31, 1999 and 2000, the Company recorded advanced royalties as prepaid expense of $392 and $2,879. Royalties are recognized as expense based on sales, and during the years ended March 31, 1998, 1999 and 2000 totaled $301, $596 and $1,061, respectively.

     Consulting agreement -- The Company has a consulting agreement with a former shareholder that requires monthly payments of $10 through July 2000.

13. SEGMENTS OF BUSINESS AND GEOGRAPHIC AREA INFORMATION

     The Company operates in a single reporting segment. A summary of the Company's operations by geographic area follows:

                                                                  YEAR ENDED MARCH 31,
                                                              -----------------------------
                                                               1998       1999       2000
                                                              -------    -------    -------
Revenues:
  United States.............................................  $20,996    $14,118    $18,444
  Europe....................................................      926      2,612      3,445
  Canada....................................................      289        131        320
  Other.....................................................       --        170        151
                                                              -------    -------    -------
     Total revenues.........................................  $22,211    $17,031    $22,360
                                                              =======    =======    =======
Identifiable assets:
  United States.............................................  $   939    $   879    $   874
  Europe....................................................       11         21         13
                                                              -------    -------    -------
     Total..................................................  $   950    $   900    $   887
                                                              =======    =======    =======

     Sales are attributed to countries or region based on the location of the customer.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
IntraNet Solutions, Inc.

     We have audited the accompanying consolidated balance sheets of IntraNet Solutions, Inc. and subsidiaries as of March 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IntraNet Solutions, Inc. and subsidiaries as of March 31, 2000 and 1999 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended March 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

                                          /s/  GRANT THORNTON LLP

Minneapolis, Minnesota
May 5, 2000

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The Selected Consolidated Financial Data presented below as of and for each of the fiscal years in the five-year period ended March 31, 2000 have been derived from our Consolidated Financial Statements. The Selected Consolidated Financial Data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the related Notes included in this Annual Report.

                                                                          YEAR ENDED MARCH 31,
                                                         -------------------------------------------------------
                                                            1996         1997       1998       1999       2000
                                                            ----         ----       ----       ----       ----
                                                         (UNAUDITED)
                                                                              IN THOUSANDS
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  Product licenses...................................      $1,184       $ 3,986    $ 4,501    $ 9,303    $17,480
  Services...........................................         803         1,492      1,233      2,099      4,880
  Hardware integration and support...................      12,721        15,277     16,477      5,629         --
                                                           ------       -------    -------    -------    -------
      Total revenues.................................      14,708        20,755     22,211     17,031     22,360
                                                           ------       -------    -------    -------    -------
Cost of revenues:
  Product licenses...................................         209           489        482        811      1,708
  Services...........................................         261           523        797      1,229      2,400
  Hardware integration and support...................       9,595        11,894     12,883      4,601         --
                                                           ------       -------    -------    -------    -------
      Total cost of revenues.........................      10,065        12,906     14,162      6,641      4,108
                                                           ------       -------    -------    -------    -------
Gross profit.........................................       4,643         7,849      8,049     10,390     18,252
                                                           ------       -------    -------    -------    -------
Operating expenses:
  Sales and marketing................................       2,357         4,125      4,506      5,742     10,536
  General and administrative.........................       1,586         2,536      3,100      3,577      3,853
  Research and development...........................         918         1,937      2,196      2,214      2,878
  Acquisition costs..................................          --            --         --         --      1,972
                                                           ------       -------    -------    -------    -------
      Total operating expenses.......................       4,861         8,598      9,802     11,533     19,239
                                                           ------       -------    -------    -------    -------
Income (loss) from operations........................        (218)         (749)    (1,753)    (1,143)      (987)
Other income (expense):
  Gain on sale of hardware integration unit..........          --            --         --        517         --
  Interest income (expense) net......................        (138)          (98)      (334)      (212)     1,466
  Income tax benefit (expense).......................          46            --         --         --
                                                           ------       -------    -------    -------    -------
Income (loss) from continuing operations.............        (310)         (847)    (2,087)      (838)       479
Income (loss) on discontinued operations.............        (200)       (2,560)    (2,576)      (521)        --
                                                           ------       -------    -------    -------    -------
Net income (loss)....................................        (510)       (3,407)    (4,663)    (1,359)       479
Preferred stock dividends and accretion..............          --            --     (1,665)      (718)        --
                                                           ------       -------    -------    -------    -------
Income (loss) attributable to common shareholders....      $ (510)      $(3,407)   $(6,328)   $(2,077)   $   479
                                                           ======       =======    =======    =======    =======
Earnings (loss) per share -- basic and diluted:
  Income (loss) from continuing operations...........      $(0.04)      $ (0.11)   $ (0.22)   $ (0.08)   $  0.03
  Net income (loss)..................................       (0.07)        (0.43)     (0.50)     (0.12)      0.03
  Income (loss) attributable to common
    shareholders.....................................       (0.07)        (0.43)     (0.67)     (0.19)      0.03
                                                           ======       =======    =======    =======    =======
Weighted average common shares -- basic..............       7,324         7,980      9,422     11,151     16,462
Weighted average common shares -- diluted............       7,324         7,980      9,422     11,151     18,057

                                                                             AS OF MARCH 31,
                                                       -----------------------------------------------------------
                                                          1996         1997       1998         1999         2000
                                                          ----         ----       ----         ----         ----
                                                       (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and equivalents.............................      $  529       $   946    $ 1,162      $2,177      $  8,859
  Short-term investments...........................          --            --         --          --       124,883
  Working capital (deficit)........................        (431)         (999)       232       3,713       137,112
      Total assets.................................       5,953         9,050      9,301       8,464       147,315
  Long-term obligations, net of current
    maturites......................................         252           842        232         108            11
      Total shareholders' equity...................         593           744      1,613       4,719       140,970

                     MARKET FOR REGISTRANT'S COMMON EQUITY
                        AND RELATED SHAREHOLDER MATTERS

     Our common stock, par value $.01 per share, is traded on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol INRS. At June 16, 2000, our common stock was held by approximately 4,714 shareholders consisting of 100 record holders and an estimated 4,614 shareholders whose stock was held in the name of a bank, broker or other nominee. On June 16, 2000, the closing sale price of a share of our common stock was $28.50.

     The high and low sale prices per share of our common stock for the four quarters during the fiscal years ended March 31, 2000 and 1999 were as follows:

                                                                 HIGH      LOW
                                                                 ----      ---
FISCAL YEAR ENDED MARCH 31, 1999:
  First Quarter.............................................    $ 7.38    $4.38
  Second Quarter............................................      5.50     2.75
  Third Quarter.............................................      6.06     2.50
  Fourth Quarter............................................      8.75     4.81
FISCAL YEAR ENDED MARCH 31, 2000:
  First Quarter.............................................    $13.38    $7.25
  Second Quarter............................................     10.50     6.88
  Third Quarter.............................................     39.50     7.50
  Fourth Quarter............................................     55.50    27.75

     The Company has never paid cash dividends on the common stock. The Board of Directors does not anticipate paying cash dividends in the foreseeable future.

RECENT SALES OF UNREGISTERED SECURITIES

     During the year ended March 31, 2000, the Company has issued the following securities pursuant to exemptions from registration under the Securities Act of 1933, as amended (the "Securities Act"). All such sales were made in reliance upon the exemptions from registration provided under Sections 3(b) and 4(2) of the Securities Act.

     In the quarter ended March 31, 2000, the Company issued a five-year warrant to purchase up to 225,000 shares of common stock for services performed by Merrill, Lynch, Pierce, Fenner & Smith. The first 150,000 shares under this warrant were priced at $35.89, which was valued at 110% of fair market value on the effective date of the grant. The remaining 75,000 shares under this warrant will be priced at 110% of the fair market value on the date earned.