Form 10-K, Exhibit 13
period 2001-03-31
INTRANET SOLUTIONS INC
filed 2001-06-29
CIK 867347

                                                                    EXHIBIT 13.1

                            INTRANET SOLUTIONS, INC.
                         INDEX TO FINANCIAL INFORMATION
                                      2001

                                                                PAGE
                                                                ----
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................      1
Quantitative and Qualitative Disclosures About Market
  Risk......................................................     16
Report of Independent Certified Public Accountants..........     17
Consolidated Balance Sheets.................................     18
Consolidated Statements of Operations.......................     19
Consolidated Statements of Shareholders' Equity.............     20
Consolidated Statements of Cash Flows.......................     21
Notes to Consolidated Financial Statements..................     22
Selected Consolidated Financial Data........................     34
Market for Registrant's Common Equity and Related
  Stockholder Matters.......................................     35

    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                 OF OPERATIONS

OVERVIEW

     IntraNet Solutions, Inc., is a leading provider of business content management solutions, providing browser-based Web and wireless access to content-centric business Web sites and content-supported e-business applications. IntraNet Solutions' products enable customers to rapidly deploy business Web sites by automating the content contribution, editing, management, and publishing processes for these sites. Business and Web content from a wide variety of enterprise sources, including desktop applications, business applications, and templates, is automatically converted to output formats. These output formats, which include XML, HTML, WML, cHTML, and PDF, allow content to be viewed on the Web with just a standard browser or on a wireless device. Personalization and compatibility with corporate security models ensure that users access only the information they need. Our customers are primarily located throughout the United States and Europe. The company responsible for developing our current business was founded in 1990. In July 1996, it merged with and into a publicly traded corporation, which was organized under Minnesota law in November 1989. The name of the entity surviving this merger was changed to IntraNet Solutions, Inc. Following the merger, our business included content management software, on-demand publishing and hardware integration services. In mid-1998, we completed the final sale of substantially all of our on-demand publishing assets, and we sold our hardware integration operations in late 1998. Since October 1998, we have focused exclusively on developing and marketing Web content management solutions. In September 1999, we acquired InfoAccess, Inc. in a transaction accounted for as a pooling-of-interests. In July 2000, we acquired the Information Exchange Division of eBT International, Inc. (formerly Inso Corporation) in a transaction accounted for as a purchase.

     We derive all of our revenues from licenses of our software products and related services. Revenues are recognized on product licenses when a purchase order has been received, the product has been shipped and accepted by the customer and collection is probable. Revenues for services consist of fees from consulting and maintenance. Consulting services include needs assessment, software integration, security analysis, application development and training. We bill consulting fees either on a time and materials basis or on a fixed price schedule. Our clients typically purchase annual maintenance agreements, and we price maintenance agreements based on a percentage of the product license fee. Clients purchasing maintenance agreements receive product upgrades, Web-based technical support and telephone hot-line support. We recognize revenues from maintenance agreements ratably over the term of the agreement, typically one year.

     Cost of revenues consists of technology royalties, costs to manufacture, package and distribute our products and related documentation, as well as personnel and other expenses related to providing services. Sales and marketing expenses consist primarily of employee salaries, commissions, and costs associated with marketing programs such as advertising, public relations and trade shows. Research and development expenses consist primarily of salaries and related costs associated with the development of new products, the enhancement of existing products and the performance of quality assurance and documentation activities. General and administrative expenses consist primarily of salaries and other personnel-related costs for executive, financial, human resources, information services and other administrative personnel, as well as legal, accounting, insurance costs and provisions for doubtful accounts. Losses from discontinued operations consist primarily of losses on the operations of our former on-demand publishing distribution group and losses on the write-down and sale of its assets.

     Since our inception, we have incurred substantial costs to develop and acquired our technology and products, to recruit and train personnel for our sales and marketing, research and development and services departments, and to establish an administrative organization. As a result, we had an accumulated deficit of $20.2 million at March 31, 2001. We anticipate that our operating expenses will increase substantially in future quarters as we increase sales and marketing operations, develop new distribution channels, fund greater levels of research and development, broaden services and improve operational and financial systems. In addition, our limited operating history makes it difficult for us to predict future operating results. We cannot be certain that we will sustain revenue growth or profitability.

RESULTS OF OPERATIONS -- THREE MONTHS ENDED MARCH 31, 2001 COMPARED TO THREE MONTHS ENDED MARCH 31, 2000

REVENUES

     Total revenues increased by $14.6 million, or 194%, to $22.1 million for the three months ended March 31, 2001 from $7.5 million for the three months ended March 31, 2000. The increase in revenues was attributable to the expansion of our customer base including the addition of customers from the acquisition of IED, and increased sales to existing customers.

     Product Licenses. Revenues for product licenses increased by $12.0 million, or 207%, to $17.8 million for the three months ended March 31, 2001 from $5.8 million for the three months ended March 31, 2000. The increase in revenues was attributable to the expansion of our customer base, including the additional customers from the acquisition of IED, and increased sales to existing customers.

     Services. Revenues for services increased by $2.6 million, or 152%, to $4.3 million for the three months ended March 31, 2001 from $1.7 million for the three months ended March 31, 2000. The increase in revenues for services was primarily attributable to a larger installed base of products.

COST OF REVENUES AND GROSS PROFIT

     Total cost of revenues increased by $2.5 million, or 184%, to $3.8 million for the three months ended March 31, 2001 from $1.3 million for the three months ended March 31, 2000. Total cost of revenues as a percentage of total revenues was 17% for the three months ended March 31, 2001 compared to 18% for the three months ended March 31, 2000. Gross profit increased by $12.1 million, or 196%, to $18.3 million for the three months ended March 31, 2001 from $6.2 million for the three months ended March 31, 2000. Total gross profit as a percentage of total revenues was 83% for the three months ended March 31, 2001 compared to 82% for the three months ended March 31, 2000. The increase in gross profit dollars was primarily due to increased revenues for product licenses and services.

     Product Licenses. Cost of revenues for product licenses increased by $0.8 million, or 168%, to $1.3 million for the three months ended March 31, 2001 from $0.5 million for the three months ended March 31, 2000. Gross profit as a percentage of revenues for product licenses was 93% for the three months ended March 31, 2001 compared to 92% for the three months ended March 31, 2000.

     Services. Cost of revenues for services increased by $1.6 million, or 193%, to $2.5 million for the three months ended March 31, 2001 from $0.9 million for the three months ended March 31, 2000. Gross profit as a percentage of revenues for services was 41% for the three months ended March 31, 2001 compared to 50% for the three months ended March 31, 2000. The decrease in the gross profit as a percentage of revenues for services was primarily due to increased staffing.

OPERATING EXPENSES

     Sales and Marketing. Sales and marketing expenses increased by $6.8 million, or 202%, to $10.1 million for the three months ended March 31, 2001 from $3.3 million for the three months ended March 31, 2000. Sales and marketing expenses as a percentage of total revenues were 46% for the three months ended March 31, 2001 compared to 44% for the three months ended March 31, 2000. The increase in sales and marketing expense was primarily due to increased staffing and marketing expenses for advertising, public relations and trade shows.

     General and Administrative. General and administrative expenses increased by $1.7 million, or 162%, to $2.7 million for the three months ended March 31, 2001 from $1.0 million for the three months ended March 31, 2000. General and administrative expenses as a percentage of total revenues were 12% for the three months ended March 31, 2001 compared to 14% for the three months ended March 31, 2000. General and administrative expenses decreased as a percentage of revenues due primarily to an increase in total revenues partially offset by an increase in personnel expenses.

     Research and Development. Research and development expenses increased by $2.3 million or 227%, to $3.3 million for the three months ended March 31, 2001 from $1.0 million for the three months ended March 31, 2000. Research and development expenses as a percentage of total revenues were 15% for the three months ended March 31, 2001 compared to 13% for the three months ended March 31, 2000. The increase in research and development expenses as a percentage of total revenues was primarily due to increased staffing through the acquisition of IED.

OTHER INCOME (EXPENSE)

     Interest income was $1.5 million for the three months ended March 31, 2001 compared to $0.7 million for the three months ended March 31, 2000. Interest income for the three months ended March 31, 2001 was primarily related to short-term investments purchased with the proceeds of our public stock offerings completed in June 1999 and March 2000.

RESULTS OF OPERATIONS -- FISCAL YEAR ENDED MARCH 31, 2001 COMPARED TO FISCAL YEAR ENDED MARCH 31, 2000

REVENUES

     Total revenues increased by $44.3 million, or 198%, to $66.7 million for the year ended March 31, 2001 from $22.4 million for the year ended March 31, 2000. The increase in revenues was primarily attributable to the organic expansion of our customer base and the expansion of customers as a result of our acquisition of IED, increased sales to existing customers and increased sales of our Xpedio Content Management Suite, which typically has a higher sales price than our other products.

     Product Licenses. Revenues for product licenses increased by $36.4 million, or 208%, to $53.9 million for the year ended March 31, 2001 from $17.5 million for the year ended March 31, 2000. The increase in revenues was primarily attributable to the organic expansion of our customer base and the expansion of customers as a result of our acquisition of IED, increased sales to existing customers and increased sales of our Xpedio Content Management Suite, which typically has a higher sales price than our other products.

     Services. Revenues for services increased by $8.0 million, or 164%, to $12.9 million for the year ended March 31, 2001 from $4.9 million for the year ended March 31, 2000. The increase in revenues for services was primarily attributable to a larger installed base of products.

COST OF REVENUES AND GROSS PROFIT

     Total cost of revenues increased by $7.0 million, or 170%, to $11.1 million for the year ended March 31, 2001 from $4.1 million for the year ended March 31, 2000. Total cost of revenues as a percentage of total revenues was 17% for the year ended March 31, 2001 compared to 18% for the year ended March 31, 2000. Gross profit increased by $37.3 million, or 205%, to $55.6 million for the year ended March 31, 2001 from $18.3 million for the year ended March 31, 2000. Total gross profit as a percentage of total revenues was 83% for the year ended March 31, 2001 compared to 82% for the year ended March 31, 2000. The increase in gross profit was primarily attributable to the increase in product license revenues and certain fixed royalty costs offset by increased service staffing.

     Product Licenses. Cost of revenues for product licenses increased by $2.2 million or 128%, to $3.9 million for the year ended March 31, 2001 from $1.7 million for the year ended March 31, 2000. Gross profit as a percentage of revenues for product licenses was 93% for the year ended March 31, 2001 compared to 90% for the year ended March 31, 2000 the increase in gross margin percentage is due primarily to an increase in our OEM business, which typically has higher product margins, and to certain royalty amounts remaining constant while revenues are increased.

     Services. Cost of revenues for services increased by $4.8 million, or 200%, to $7.2 million for the year ended March 31, 2001 from $2.4 million for the year ended March 31, 2000. Gross profit as a percentage of revenues for services was 44% for the year ended March 31, 2001 compared to 51% for the year ended

March 31, 2000. The decrease in the gross profit as a percentage of revenues for services was primarily due to increased staffing.

OPERATING EXPENSES

     Sales and Marketing. Sales and marketing expenses increased by $19.3 million, or 192%, to $29.4 million for the year ended March 31, 2001 from $10.1 million for the year ended March 31, 2000. Sales and marketing expenses as a percentage of total revenues were 44% for the year ended March 31, 2001 compared to 45% for the year ended March 31, 2000. Sales and marketing expenses decreased as a percentage of total revenues primarily due to the increase in total revenues.

     General and Administrative. General and administrative expenses increased by $5.1 million, or 134%, to $9.0 million for the year ended March 31, 2001 from $3.9 million for the year ended March 31, 2000. General and administrative expenses as a percentage of total revenues were 14% for the year ended March 31, 2001 and 17% for the year ended March 31, 2000. General and administrative expenses increased primarily due to the acquisition of IED and increased personnel expenses but declined as a percentage of revenues due to increased revenue.

     Research and Development. Research and development expenses increased by $6.9 million, or 239% to $9.8 million for the year ended March 31, 2001 from $2.9 million for the year ended March 31, 2000. Research and development expenses as a percentage of total revenues were 15% for the year ended March 31, 2001 and 13% for the year ended March 31, 2000. The increase in research and development expenses was primarily due to increased staffing and costs related to the acquisition of IED.

     Acquisition Costs. Acquisition and related amortization and in-process research and development costs of $21.7 million in the year ended March 31, 2001 consisted primarily of amortization of intangible assets acquired, acquired in-process research and development and other uncapitalizeable costs related to our acquisition of IED in July 2000, accounted for as a purchase. Acquisition costs of $2.0 million in the year ended March 31, 2000 consisted primarily of financial advisory, legal, accounting and other costs related to our acquisition of InfoAccess, Inc. in September 1999, accounted for as a pooling-of-interests.

OTHER INCOME (EXPENSE)

     Interest income was $7.0 million for the year ended March 31, 2001 compared to $1.5 million for the year ended March 31, 2000. Interest income for both years was primarily related to short-term investments purchased with the proceeds of our public stock offerings completed in June 1999 and March 2000. Other expenses of $0.4 million for the year ended March 31, 2001 related to the permanent decline in the value of an investment we made in fiscal year 2000.

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

     Services. Revenues for services increased by $2.8 million, or 132%, to $4.9 million for the year ended March 31, 2000 from $2.1 million for the year ended March 31, 1999. The increase in revenues for services was primarily attributable to a larger installed base of products.

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

     Product Licenses. Cost of revenues for product licenses increased by $0.9 million, or 111%, to $1.7 million for the year ended March 31, 2000 from $0.8 million for the year ended March 31, 1999. Gross profit as a percentage of revenues for product licenses was 90% for the year ended March 31, 2000 compared to 91% for the year ended March 31, 1999.

     Services. Cost of revenues for services increased by $1.2 million, or 95%, to $2.4 million for the year ended March 31, 2000 from $1.2 million for the year ended March 31, 1999. Gross profit as a percentage of revenues for services was 51% for the year ended March 31, 2000 compared to 41% for the year ended March 31, 1999. The increase in the gross profit as a percentage of revenues for services was primarily due to increased utilization of consulting services resources and a shift in the mix of revenues for services to higher margin maintenance revenues from lower margin consulting services.

     Hardware Integration and Support. There were no cost of revenues for hardware integration and support in the year ended March 31, 2000 compared to $4.6 million in cost of revenues for hardware integration and support for the year ended March 31, 1999. We sold our hardware integration business during the quarter ended September 30, 1998.

OPERATING EXPENSES

     Sales and Marketing. Sales and marketing expenses increased by $4.4 million, or 75%, to $10.1 million for the year ended March 31, 2000 from $5.7 million for the year ended March 31, 1999. Sales and marketing expenses as a percentage of total revenues were 45% for the year ended March 31, 2000 compared to 34% for the year ended March 31, 1999. Sales and marketing expenses increased as a percentage of total revenues primarily due to decreased revenues for hardware integration and support, combined with increased staffing and marketing expenses for advertising, public relations and trade shows. The increase was partially offset by decreased sales and marketing expenses related to hardware integration and support programs.

     General and Administrative. General and administrative expenses increased by $0.3 million, or 8%, to $3.9 million for the year ended March 31, 2000 from $3.6 million for the year ended March 31, 1999. General and administrative expenses as a percentage of total revenues were 17% for the year ended March 31, 2000 and 21% for the year ended March 31, 1999. General and administrative increased primarily due to increased personnel expenses.

     Research and Development. Research and development expenses increased by $0.7 million, or 30%, to $2.9 million for the year ended March 31, 2000 from $2.2 million for the year ended March 31, 1999. Research and development expenses as a percentage of total revenues were 13% for both the year ended March 31, 2000 and the year ended March 31, 1999. The increase in research and development expenses was primarily due to increased staffing and costs related to product enhancements, partially offset by decreased expenses related to our hardware integration operations.

     Acquisition Costs. Acquisition costs of $2.0 million in the year ended March 31, 2000 consisted primarily of financial advisory, legal, accounting and other costs related to our acquisition of InfoAccess, Inc. in September 1999, accounted for as a pooling-of-interests.

OTHER INCOME (EXPENSE)

     Interest income was $1.5 million for the year ended March 31, 2000 compared to interest expense of $0.2 million for the year ended March 31, 1999. Interest income for the year ended March 31, 2000 was primarily related to short-term investments purchased with the proceeds of our public stock offerings completed in June 1999 and March 2000. Interest expense for the year ended March 31, 1999 related primarily to our revolving line-of-credit.

DISCONTINUED OPERATIONS

     Losses on discontinued operations of $0.5 million for the year ended March 31, 1999 consisted of losses on the operation and disposition of our on-demand publishing operations, the final disposition of which occurred in June 1998.

QUARTERLY RESULTS

     The following tables present unaudited consolidated statements of operations data both in absolute dollars and as a percentage of total revenues for each of our last eight quarters. This data has been derived from unaudited consolidated financial statements that have been prepared on the same basis as the annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for a fair presentation of such information. These unaudited quarterly results should be read in conjunction with the Consolidated Financial Statements and related Notes appearing elsewhere in this 2001 Annual Report. The consolidated results of operations for any quarter are not necessarily indicative of the results for any future period.

                                                                 THREE MONTHS ENDED
                               ---------------------------------------------------------------------------------------
                               JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,
                                 1999       1999        1999       2000       2000       2000        2000       2001
                               --------   ---------   --------   --------   --------   ---------   --------   --------
                                                      (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues:
  Product licenses...........   $3,475     $ 3,549     $4,671     $5,785     $7,447    $ 12,747    $15,903    $17,756
  Services...................      972       1,025      1,159      1,724      2,015       2,875      3,633      4,345
                                ------     -------     ------     ------     ------    --------    -------    -------
Total revenues...............    4,447       4,574      5,830      7,509      9,462      15,622     19,536     22,101
                                ------     -------     ------     ------     ------    --------    -------    -------
Cost of revenues:
  Product licenses...........      324         401        510        473        665         834      1,131      1,269
  Services...................      412         553        568        867      1,158       1,551      1,938      2,543
                                ------     -------     ------     ------     ------    --------    -------    -------
Total cost of revenues.......      736         954      1,078      1,340      1,823       2,385      3,069      3,812
                                ------     -------     ------     ------     ------    --------    -------    -------
Gross profit.................    3,711       3,620      4,752      6,169      7,639      13,237     16,467     18,289
                                ------     -------     ------     ------     ------    --------    -------    -------
Operating expenses:
  Sales and marketing........    1,941       2,054      2,741      3,340      4,256       6,545      8,564     10,083
  General and
    administrative...........      914         863      1,052      1,024      1,427       2,317      2,588      2,684
  Research and development...      572         576        731        999      1,054       2,652      2,783      3,267
  Acquisition costs..........       --       1,972         --         --         --         590        185         --
  Amortization of intangible
    assets and other.........       --          --         --        460        163       3,466      3,381      3,498
  Acquired in-process
    research and
    development..............       --          --         --         --         --      10,400         --         --
                                ------     -------     ------     ------     ------    --------    -------    -------
Total operating expenses.....    3,427       5,465      4,524      5,823      6,900      25,970     17,501     19,532
                                ------     -------     ------     ------     ------    --------    -------    -------
Income (loss) from
  operations.................      284      (1,845)       228        346        739     (12,733)    (1,034)    (1,243)
Other income (expense):
  Interest income net........       33         361        380        692      2,250       1,719      1,577      1,454
  Other expense..............       --          --         --         --         --          --       (400)        --
                                ------     -------     ------     ------     ------    --------    -------    -------
Net income (loss)(a)(b)......   $  317     $(1,484)    $  608     $1,038     $2,989    $(11,014)   $   143    $   211
                                ======     =======     ======     ======     ======    ========    =======    =======
Net income (loss) per common
  share
  Basic......................   $ 0.02     $ (0.09)    $ 0.04     $ 0.06     $ 0.14    $  (0.52)   $  0.01    $  0.01
  Diluted....................     0.02       (0.09)      0.03       0.05       0.13       (0.52)      0.01       0.01

---------------
(a) The September 2000 quarter includes a $10,400 charge for acquired in-process research and development and $590 of acquisition and related costs.

(b) The September 1999 quarter includes $1,972 of acquisition and related costs.

                                                                   THREE MONTHS ENDED
                                 ---------------------------------------------------------------------------------------
                                 JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,
                                   1999       1999        1999       2000       2000       2000        2000       2001
                                 --------   ---------   --------   --------   --------   ---------   --------   --------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA (CONT'D):
AS A PERCENTAGE OF TOTAL
  REVENUES:
Revenues:
  Product licenses.............    78.1%       77.6%      80.1%      77.0%      78.7%       81.6%      81.4%      80.3%
  Services.....................    21.9        22.4       19.9       23.0       21.3        18.4       18.6       19.7
                                  -----       -----      -----      -----      -----       -----      -----      -----
Total revenues.................   100.0       100.0      100.0      100.0      100.0       100.0      100.0      100.0
                                  -----       -----      -----      -----      -----       -----      -----      -----
Cost of revenues:
  Product licenses.............     7.3         8.8        8.7        6.3        7.0         5.4        5.8        5.7
  Services.....................     9.3        12.1        9.8       11.5       12.3         9.9        9.9       11.5
                                  -----       -----      -----      -----      -----       -----      -----      -----
Total cost of revenues.........    16.6        20.9       18.5       17.8       19.3        15.3       15.7       17.2
                                  -----       -----      -----      -----      -----       -----      -----      -----
Gross profit...................    83.4        79.1       81.5       82.2       80.7        84.7       84.3       82.8
                                  -----       -----      -----      -----      -----       -----      -----      -----
Operating expenses:
  Sales and marketing..........    43.6        44.9       47.0       44.5       45.0        41.9       43.8       45.6
  General and administrative...    20.5        18.8       18.1       13.6       15.1        14.8       13.2       12.2
  Research and development.....    12.9        12.6       12.5       13.3       11.1        17.0       14.3       14.8
  Acquisition costs............      --        43.1         --         --         --         3.7        1.0         --
  Amortization of intangible
    assets and other...........      --          --         --        6.1        1.7        22.2       17.3       15.8
  Acquired in-process research
    and development............      --          --         --         --         --        66.6         --         --
                                  -----       -----      -----      -----      -----       -----      -----      -----
Total operating expenses.......    77.0       119.4       77.6       77.5       72.9       166.2       89.6       88.4
                                  -----       -----      -----      -----      -----       -----      -----      -----
Income (loss) from
  operations...................     6.4       (40.3)       3.9        4.7        7.8       (81.5)      (5.3)      (5.6)
Other income (expense):
  Interest income, net.........     0.7         7.9        6.5        9.1       23.8        11.0        8.1        6.6
  Other expense................      --          --         --         --         --          --       (2.1)        --
                                  -----       -----      -----      -----      -----       -----      -----      -----
Net income (loss)..............     7.1%      (32.4)%     10.4%      13.8%      31.6%      (70.5)%      0.7%       1.0%
                                  =====       =====      =====      =====      =====       =====      =====      =====

     As a result of our limited operating history and the significant changes that are occurring in the Web content management software sector in which we compete, it is difficult for us to forecast our revenues or earnings accurately. It is possible that in some future periods our results of operations may not meet or exceed the expectations of current and future public market analysts and investors. For instance, if revenues or earnings per share do not meet projections, we expect our business, operating results and financial condition to be materially adversely affected and the price of our common stock to decline. We expect our revenues and operating results may vary significantly from quarter to quarter. Factors that have caused our results to fluctuate in the past, and will likely cause fluctuations in the future, include:

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

     In addition, our products are typically shipped when the orders are received, so our license backlog at the beginning of any quarter in the past has represented only a small portion of expected license revenues for that quarter. Further, we recognize a substantial percentage of product license revenues in the last month of the quarter, frequently in the last week or even the last days of the quarter. As a result, our sales pipeline at the beginning of a quarter may not give us reasonable assurance about the sales that will be closed in that quarter, and the delay or cancellation of any large orders could result in a significant shortfall from anticipated revenues. Since our expenses are relatively fixed in the near term, any shortfall from anticipated revenues could result in significant variations in operating results from quarter to quarter.

     As a result of these and other factors, we believe that period-to-period comparisons of our results of operations may not be meaningful and should not be relied upon as indicators of our future performance.

PRO FORMA NET INCOME PER COMMON SHARE

     Our pro forma basic net income per share is computed by dividing pro forma net income by the weighted average number of outstanding common shares and our pro forma diluted net income per share is computed by dividing pro forma net income by the weighted average number of outstanding common shares and common share equivalents relating to stock options and warrants, when dilutive. Common stock equivalent shares consist of stock options and warrants (using the treasury stock method). The accompanying pro forma supplemental financial information is presented for informational purposes only and is not a substitute for the historical financial information presented in accordance with accounting principles generally accepted in the United States of America.

                                                              THREE MONTHS ENDED
                            ---------------------------------------------------------------------------------------
                            JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,
                              1999       1999        1999       2000       2000       2000        2000       2001
                            --------   ---------   --------   --------   --------   ---------   --------   --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
SUPPLEMENTAL INFORMATION
Net income (loss).........  $   317    $ (1,484)   $   608     $1,038     $2,989    $ (11,014)   $  143     $  211
Add back charges:
  Acquisition costs.......       --       1,972         --         --         --          590       185         --
  Amortization of
    intangible assets and
    other.................       --          --         --        460        163        3,466     3,381      3,498
  Acquired in-process
    research and
    development...........       --          --         --         --         --       10,400        --         --
                            -------    --------    -------     ------     ------    ---------    ------     ------
Total add back............       --       1,972         --        460        163       14,456     3,566      3,498
                            -------    --------    -------     ------     ------    ---------    ------     ------
Pro forma net income......  $   317    $    488    $   608     $1,498     $3,152    $   3,442    $3,709     $3,709
                            =======    ========    =======     ======     ======    =========    ======     ======
Pro forma net income per
  share:
  Basic...................  $  0.02    $   0.03    $  0.04     $ 0.08     $ 0.15    $    0.16    $ 0.17     $ 0.17
  Diluted.................  $  0.02    $   0.03    $  0.03     $ 0.07     $ 0.14    $    0.15    $ 0.16     $ 0.16
Weighted average common
  shares outstanding
  Basic...................   13,463      16,695     17,123     18,283     21,195       21,331    21,552     21,810
  Diluted.................   14,760      18,366     19,608     20,366     23,092       23,555    23,849     23,411

                                YEAR ENDED
                            -------------------
                            MAR. 31,   MAR. 31,
                              2000       2001
                            --------   --------

SUPPLEMENTAL INFORMATION
Net income (loss).........   $  479    $ (7,671)
Add back charges:
  Acquisition costs.......    1,972         775
  Amortization of
    intangible assets and
    other.................      460      10,508
  Acquired in-process
    research and
    development...........       --      10,400
                             ------    --------
Total add back............    2,432      21,683
                             ------    --------
Pro forma net income......   $2,911    $ 14,012
                             ======    ========
Pro forma net income per
  share:
  Basic...................   $ 0.18    $   0.65
  Diluted.................   $ 0.16    $   0.60
Weighted average common
  shares outstanding
  Basic...................   16,462      21,472
  Diluted.................   18,057      23,477

NET OPERATING LOSS CARRYFORWARDS

     As of March 31, 2001, we had net operating loss carryforwards of approximately $43.8 million. The net operating loss carryforwards will expire at various dates beginning in 2011, if not utilized. The Tax Reform Act of 1986 imposes substantial restrictions on the utilization of net operating losses and tax credits in the event of an "ownership change" of a corporation. Our ability to utilize net operating loss carryforwards on an annual basis will be limited as a result of "ownership changes" in connection with the sale of equity securities. We have provided a valuation allowance against a portion of the deferred tax asset because of uncertainty regarding its full realization. Our accounting for deferred taxes involves the evaluation of a number of factors concerning the realizability of our deferred tax assets. In concluding that a valuation allowance was required, management considered such factors as our history of operating losses, potential future losses and the nature of our deferred tax assets. See Note 9 to the Consolidated Financial Statements included elsewhere in this 2001 Annual Report.

LIQUIDITY AND CAPITAL RESOURCES

     We have funded our operations and satisfied our capital expenditure requirements primarily through revolving working capital and term loans from banking institutions, private placements and public offerings of securities and proceeds from the sales of assets related to prior lines of business. Net cash provided by operating activities was $3.66 million for the year ended March 31, 2001, compared to net cash used in operating activities of $1.25 million for the year ended March 31, 2000.

     To date, we have invested our capital expenditures primarily in property and equipment, consisting largely of computer hardware and software. Capital expenditures for the year ended March 31, 2001 and 2000 were $2.5 million and $0.5 million, respectively. We have also entered into capital and operating leases for facilities and equipment. We expect that our capital expenditures will increase as our employee base grows. At March 31, 2001, we did not have any material commitments for capital expenditures.

     As of March 31, 2001, we had $106.5 million in cash and marketable securities and $109.8 million in working capital. Net cash provided by financing activities was $28.7 million for the year ended March 31, 2001 and $134.5 million for the year ended March 31, 2000. In June 1999, we completed a public offering of our common stock that raised approximately $27.0 million in proceeds for the Company, net of underwriting discounts and offering costs of approximately $3.0 million. In March 2000, we completed a public offering of our common stock that raised approximately $100.1 million in proceeds for the Company, net of underwriting discounts and offering costs of approximately $5.7 million. In April 2000, the underwriters exercised their over-allotment option, raising additional net proceeds of approximately $22.7 million. In July 1999, we closed our revolving line-of-credit facility with Diversified Business Credit, Inc.

     We currently believe that the cash and cash equivalents on hand will be sufficient to meet our working capital requirements for the foreseeable future, particularly through March 31, 2002. On a longer term basis, we may require additional funds to support our working capital requirements or for other purposes and may seek to raise such additional funds through public or private equity financings or from other sources. We cannot be certain that additional financing will be available on terms favorable to us, or on any terms, or that any additional financing will not be dilutive.

     The Company continues to evaluate potential strategic acquisitions that could utilize equity and/or cash resources. Such opportunities could develop quickly due to market and competitive factors.

RISK FACTORS

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements made in this Annual Report on Form 10-K are forward-looking statements based on our current expectations, assumptions, estimates and projections about our business and our industry. These forward-looking statements involve risks and uncertainties. Our business, financial condition and results of operations could differ materially from those anticipated in these forward-looking statements as a result of certain factors, as more fully described below and elsewhere in this Form 10-K. You should consider carefully the risks and uncertainties described below, which are not the only ones facing our Company. Additional risks and uncertainties also may impair our business operations. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

OUR SUCCESS DEPENDS ON OUR ABILITY TO SUCCESSFULLY INTEGRATE IED WITH OUR OPERATIONS.

     On July 10, 2000, we acquired IED from eBT Technologies, Inc. (formerly INSO Corporation) in a transaction accounted for under the purchase method of accounting. We are continuing to integrate the business and products of IED. We may incur unanticipated costs in the course of this integration. In addition, the integration of IED with our operations involves the following risks:

     - failure to develop complementary product offerings and marketing strategies;

     - failure to maintain the customer relationships of IED;

     - failure to retain the employees of IED;

     - failure to coordinate product development efforts; and

     - diversion of management's time and attention from other aspects of our business.

We cannot be sure that we will be successful in integrating the business and products of IED with our business and products. If we are not, our business, operating results and financial condition may be materially adversely affected.

FLUCTUATIONS IN OUR OPERATING RESULTS MAY MAKE IT DIFFICULT TO PREDICT OUR FUTURE PERFORMANCE.

     While our products and services are not seasonal, our revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. If our quarterly revenues or operating results fall below the expectations of investors or securities analysts, the price of our common stock could fall substantially. A large part of our sales typically occur in the last month of a quarter. If these sales were delayed from one quarter to the next for any reason, our operating results could fluctuate dramatically. In addition, our sales cycles may vary, making the timing of sales difficult to predict. Furthermore, our infrastructure costs are generally fixed. As a result, modest fluctuations in revenues between quarters may cause large fluctuations in operating results. These factors all tend to make the timing of revenues unpredictable and may lead to high period-to-period fluctuations in operating results.

     Our quarterly revenues and operating results may fluctuate for several additional reasons, many of which are outside of our control, including the following:

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

OUR SUCCESS DEPENDS ON OUR ABILITY TO EXPAND OUR SALES FORCE AND DISTRIBUTION CHANNELS.

     To increase our market share and revenues, we must increase the size of our sales force and the number of our distribution channel partners. Our failure to do so may have a material adverse effect on our business, operating results and financial condition. There is intense competition for sales personnel in our business, and we cannot be sure that we will be successful in attracting, integrating, motivating and retaining new sales personnel. Our existing or future distribution channel partners may choose to devote greater resources to marketing and supporting the products of other companies. In addition, we will need to resolve potential conflicts among our sales force and distribution channel partners.

POTENTIAL ACQUISITIONS MAY BE DIFFICULT TO COMPLETE OR TO INTEGRATE AND MAY DIVERT MANAGEMENT'S ATTENTION.

     We may seek to acquire or invest in businesses, products or technologies that are complementary to our business. If we identify an appropriate acquisition opportunity, we may be unable to negotiate favorable terms for that acquisition, successfully finance the acquisition or integrate the new business or products into our existing business and operations. In addition, the negotiation of potential acquisitions and the integration of acquired businesses or products may divert management time and resources from our existing business and operations. To finance acquisitions, we may use a substantial portion of our available cash or we may issue additional securities, which would cause dilution to our shareholders.

WE MAY NOT BE PROFITABLE IN THE FUTURE.

     Our revenues may not grow in future periods, may not grow at past rates and we may not sustain our quarterly pro forma profitability If we do not sustain our quarterly pro forma profitability, the market price of our stock may fall. Our ability to sustain our recent profitable operations depends upon many factors beyond our direct control. These factors include, but are not limited to:

     - the demand for our products;

     - our ability to quickly introduce new products;

     - the level of product and price competition;

     - our ability to control costs; and

     - general economic conditions.

THE INTENSE COMPETITION IN OUR INDUSTRY MAY REDUCE OUR FUTURE SALES AND PROFITS.

     The market for our products is highly competitive and is likely to become more competitive. We may not be able to compete successfully in our chosen marketplace, which may have a material adverse effect on our business, operating results and financial condition. Additional competition may cause pricing pressure, reduced sales and margins, or prevent our products from gaining and sustaining market acceptance. Many of our current and potential competitors have greater name recognition, access to larger customer bases, and substantially more resources than we have. Competitors with greater resources than ours may be able to respond more quickly than we can to new opportunities, changing technology, product standards or customer requirements.

WE MAY HAVE DIFFICULTY MANAGING OUR GROWTH.

     Any failure to properly manage our growth may have a material adverse effect on our business, operating results and financial condition. The rapid growth that we have experienced places significant challenges on our management, administrative and operational resources. To properly manage this growth, we must, among other things, implement and improve additional and existing administrative, financial and operational systems, procedures and controls on a timely basis. We will also need to expand our finance, administrative and operations staff. We may not be able to complete the improvements to our systems, procedures and controls necessary to support our future operations in a timely manner. Management may not be able to hire, train, integrate, retain, motivate and manage required personnel and may not be able to successfully identify, manage and exploit existing and potential market opportunities. In connection with our expansion, we plan to increase our operating expenses to expand our sales and marketing operations, develop new distribution channels, fund greater levels of research and development, broaden services and support and improve operational and financial systems. Our failure to generate additional revenue commensurate with an increase in operating expenses during any fiscal period could have a material adverse effect on our financial results for that period.

WE DEPEND ON THE INTEGRATION AND CONTINUED SERVICE OF OUR KEY PERSONNEL.

     We are a small company and depend greatly on the knowledge and experience of our senior management team, many of whom have only recently joined us, and other key personnel. If we fail to quickly integrate our team, or lose any of these key personnel, our business, operating results and financial condition could be materially adversely affected. We must hire additional employees to meet our business plan and alleviate the negative effect that the loss of a senior manager could have on us. Our success will depend in part on our ability to attract and retain additional personnel with the highly specialized expertise necessary to engineer, design and support our products and services. Like other software companies, we face intense competition for qualified personnel. We may not be able to attract or retain such personnel.

WE HAVE RELIED AND EXPECT TO CONTINUE TO RELY ON SALES OF OUR CONTENT MANAGEMENT AND VIEWING SOFTWARE PRODUCTS FOR OUR REVENUES.

     We currently derive all of our revenues from product licenses and services associated with our suite of content management and viewing software products. The market for content management and viewing software products is new and rapidly evolving. We cannot be certain that a viable market for our products will emerge, or if it does emerge, that it will be sustainable. If we do not continue to increase revenues related to our existing products or generate revenues from new products and services, our business, operating results and financial condition may be materially adversely affected. We will continue to depend on revenues related to new and enhanced versions of our software products for the foreseeable future. Our success will largely depend on our ability to increase sales from existing products and generate sales from product enhancements and new products.

     We cannot be certain that we will be successful in upgrading and marketing our existing products or that we will be successful in developing and marketing new products and services. The market for our products is highly competitive and subject to rapid technological change. Technological advances could make our products less attractive to customers and adversely affect our business. In addition, complex software product development involves certain inherent risks, including risks that errors may be found in a product enhancement or new product after its release, even after extensive testing, and the risk that discovered errors may not be corrected in a timely manner.

OUR SUCCESS DEPENDS ON OUR ABILITY TO PROTECT OUR PROPRIETARY TECHNOLOGY.

     If we are unable to protect our intellectual property, or incur significant expense in doing so, our business, operating results and financial condition may be materially adversely affected. Any steps we take to protect our intellectual property may be inadequate, time consuming and expensive. We currently have no patents or pending patent applications. Without significant patent or copyright protection, we may be vulnerable to competitors who develop functionally equivalent products. We may also be subject to claims that our current products infringe on the intellectual property rights of others. Any such claim may have a material adverse effect on our business, operating results and financial condition.

     We anticipate that software product developers will be increasingly subject to infringement claims due to growth in the number of products and competitors in our industry, and the overlap in functionality of products in different industries. Any infringement claim, regardless of its merit, could be time-consuming, expensive to defend, or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements may not be available on commercially favorable terms, or at all. We are not currently involved in any intellectual property litigation. We have been notified by a third party that it believes our Xpedio mark infringes its trademark. We intend to cease the use of this mark by September 30, 2001 and will develop and adopt a new mark.

     We rely on trade secret protection, confidentiality procedures and contractual provisions to protect our proprietary information. Despite our attempts to protect our confidential and proprietary information, others may gain access to this information. Alternatively, other companies may independently develop substantially equivalent information.

OUR PRODUCTS MAY NOT BE COMPATIBLE WITH COMMERCIAL WEB BROWSERS AND OPERATING SYSTEMS.

     Our products utilize interfaces that are compatible with commercial Web browsers. In addition, Xpedio is a server-based system written in Java that functions in both Windows NT and UNIX environments. We must continually modify our products to conform to commercial Web browsers and operating systems. If our products were to become incompatible with commercial Web browsers and operating systems, our business would be harmed. In addition, uncertainty related to the timing and nature of product introductions or modifications by vendors of Web browsers and operating systems may have a material adverse effect on our business, operating results and financial condition.

WE COULD BE SUBJECT TO PRODUCT LIABILITY CLAIMS IF OUR PRODUCTS FAIL TO PERFORM TO SPECIFICATIONS.

     If software errors or design defects in our products cause damage to customers' data and our agreements do not protect us from related product liability claims, our business, operating results and financial condition may be materially adversely affected. In addition, we could be subject to product liability claims if our security features fail to prevent unauthorized third parties from entering our customers' intranet, extranet or Internet Web sites. Our software products are complex and sophisticated and may contain design defects or software errors that are difficult to detect and correct. Errors, bugs or viruses spread by third parties may result in the loss of market acceptance or the loss of customer data. Our agreements with customers that attempt to limit our exposure to product liability claims may not be enforceable in certain jurisdictions where we operate.

FUTURE REGULATIONS COULD BE ADOPTED THAT RESTRICT OUR BUSINESS.

     Federal, state or foreign agencies may adopt new legislation or regulations governing the use and quality of Web content. We cannot predict if or how any future laws or regulations would impact our business and operations. Even though these laws and regulations may not apply to our business directly, they could indirectly harm us to the extent that they impact our customers and potential customers.

SIGNIFICANT FLUCTUATION IN THE MARKET PRICE OF OUR COMMON STOCK COULD RESULT IN SECURITIES LITIGATION AGAINST US.

     In the past, securities class action litigation has been brought against publicly held companies following periods of volatility in the price of their securities. If we were subject to such litigation due to volatility in our stock price, we may incur substantial costs. Such litigation could divert the attention of our senior management away from our business, which could have a material adverse effect on our business, operating results and financial condition.

     The market price of our common stock has fluctuated significantly in the past and may do so in the future. The market price of our common stock may be affected by each of the following factors, many of which are outside of our control:

     - variations in quarterly operating results;

     - changes in estimates by securities analysts;

     - changes in market valuations of companies in our industry;

     - announcements by us of significant events, such as major sales, acquisitions of businesses or losses of major customers;

     - additions or departures of key personnel; and

     - sales of our equity securities.

OUR PERFORMANCE WILL DEPEND ON THE CONTINUING GROWTH AND ACCEPTANCE OF THE WEB.

     Our products are designed to be used with intranets, extranets and the Internet. If the use of these methods of electronic communication does not grow, our business, operating results and financial condition may be materially adversely affected. Continued growth in the use of the Web will require ongoing and widespread interest in its capabilities for communication and commerce. Its growth will also require maintenance and expansion of the infrastructure supporting its use and the development of performance improvements, such as high speed modems. The Web infrastructure may not be able to support the demands placed on it by continued growth. The ongoing development of corporate intranets depends on continuation of the trend toward network-based computing and on the willingness of businesses to reengineer the processes used to create, store, manage and distribute their data. All of these factors are outside of our control.

OUR EXISTING SHAREHOLDERS HAVE SIGNIFICANT INFLUENCE OVER US.

     Robert F. Olson, our Chairman and Chief Executive Officer, holds approximately 10.5% of our outstanding common stock. Accordingly, Mr. Olson is able to exercise significant control over the affairs of IntraNet Solutions. Additionally, our directors and executive officers beneficially own approximately 10.7% of our common stock. These persons have significant influence over IntraNet Solutions' affairs, including approval of the acquisition or disposition of assets, future issuances of common stock or other securities and the authorization of dividends on our common stock. Our directors and executive officers could use their stock ownership to delay, defer or prevent a change in control of IntraNet Solutions, depriving shareholders of the opportunity to sell their stock at a price in excess of the prevailing market price.

WE CAN ISSUE SHARES OF PREFERRED STOCK WITHOUT SHAREHOLDER APPROVAL, WHICH COULD ADVERSELY AFFECT THE RIGHTS OF COMMON SHAREHOLDERS.

     Our Articles of Incorporation permit us to establish the rights, privileges, preferences and restrictions, including voting rights, of unissued shares of our capital stock and to issue such shares without approval from our shareholders. The rights of holders of our common stock may suffer as a result of the rights granted to holders of preferred stock that may be issued in the future. In addition, we could issue preferred stock to prevent a change in control of IntraNet Solutions, depriving shareholders of an opportunity to sell their stock at a price in excess of the prevailing market price.

CERTAIN PROVISIONS OF MINNESOTA LAW MAY MAKE A TAKEOVER OF INTRANET SOLUTIONS DIFFICULT, DEPRIVING SHAREHOLDERS OF OPPORTUNITIES TO SELL SHARES AT ABOVE-MARKET PRICES.

     Certain provisions of Minnesota law may have the effect of discouraging attempts to acquire IntraNet Solutions without the approval of our Board of Directors. Consequently, our shareholders may lose opportunities to sell their stock for a price in excess of the prevailing market price.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our interest income on cash and marketable securities is affected by changes in interest rates in the United States. Through March 31, 2001, changes in these rates have not had a material effect on the Company, and the Company does not anticipate that future exposure to interest rate market risk will be material.

     Our investments are held in commercial paper which are affected by equity price market risk and other factors. The Company does not anticipate that exposure to these risks will have a material impact on the Company, due to the nature of its investments.

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

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
IntraNet Solutions, Inc.

     We have audited the accompanying consolidated balance sheets of IntraNet Solutions, Inc. and subsidiaries as of March 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2001. These financial statements are the responsibility of our management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IntraNet Solutions, Inc. and subsidiaries as of March 31, 2001 and 2000 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended March 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

                                          /s/ GRANT THORNTON LLP

Minneapolis, Minnesota
April 25, 2001

                            INTRANET SOLUTIONS, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   MARCH 31,
                                                              --------------------
                                                                2000        2001
                                                              --------    --------
ASSETS
Current assets
  Cash and equivalents......................................  $  8,859    $ 14,355
  Short-term marketable securities..........................   124,883      81,262
  Accounts receivable, net..................................     7,446      21,403
  Prepaid royalties.........................................     1,231       2,231
  Prepaid expenses and other current assets.................       938       4,071
                                                              --------    --------
          Total current assets..............................   143,357     123,322
Long-term marketable securities.............................        --      10,893
Property and equipment, net.................................       887       4,051
Investments in other companies..............................       832       3,968
Prepaid royalties, net of current portion...................     1,644       2,074
Goodwill, net...............................................        --      11,642
Other intangible assets, net................................        --      19,476
Deferred income taxes.......................................        --       4,894
Other.......................................................       595       1,266
                                                              --------    --------
                                                              $147,315    $181,586
                                                              ========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable..........................................  $  2,922    $  1,380
  Deferred revenues.........................................     1,433       5,942
  Commissions payable.......................................       811       2,226
  Accrued expenses..........................................       964       3,829
  Other.....................................................       115         122
                                                              --------    --------
          Total current liabilities.........................     6,245      13,499
Deferred revenue, net of current portion....................        89         606
Other long-term obligations.................................        11          37
                                                              --------    --------
          Total liabilities.................................     6,345      14,142
Commitments and contingencies...............................        --          --
Shareholders' equity
  Capital stock, $0.01 par value, 50,000 and 100,000 shares
     authorized at March 31, 2000 and 2001
     Series A convertible preferred stock...................        --          --
     Series B convertible preferred stock...................        --          --
     Common stock, 20,665 and 21,984 shares issued and
      outstanding at March 31, 2000 and 2001................       207         220
  Additional paid-in capital................................   153,485     187,512
  Accumulated deficit.......................................   (12,533)    (20,204)
  Unearned compensation.....................................        (8)         --
  Accumulated other comprehensive income (loss).............      (181)        (84)
                                                              --------    --------
          Total shareholders' equity........................   140,970     167,444
                                                              --------    --------
          Total liabilities and shareholders' equity........  $147,315    $181,586
                                                              ========    ========

                            INTRANET SOLUTIONS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   YEAR ENDED MARCH 31,
                                                              ------------------------------
                                                               1999       2000        2001
                                                              -------    -------    --------
Revenues
  Product licenses..........................................  $ 9,303    $17,480    $ 53,853
  Services..................................................    2,099      4,880      12,868
  Hardware integration and support..........................    5,629         --          --
                                                              -------    -------    --------
          Total revenues....................................   17,031     22,360      66,721
Cost of revenues
  Product licenses..........................................      811      1,708       3,899
  Services..................................................    1,229      2,400       7,190
  Hardware integration and support..........................    4,601         --          --
                                                              -------    -------    --------
          Total cost of revenues............................    6,641      4,108      11,089
                                                              -------    -------    --------
Gross profit................................................   10,390     18,252      55,632
Operating expenses
  Sales and marketing.......................................    5,742     10,076      29,448
  General and administrative................................    3,577      3,853       9,016
  Research and development..................................    2,214      2,878       9,756
  Acquisition costs.........................................       --      1,972         775
  Amortization of intangible assets and other...............       --        460      10,508
  Acquired in-process research and development..............       --         --      10,400
                                                              -------    -------    --------
          Total operating expenses..........................   11,533     19,239      69,903
                                                              -------    -------    --------
Loss from operations........................................   (1,143)      (987)    (14,271)
Other income (expense)
  Gain on sale of hardware integration unit.................      517         --          --
  Interest income (expense), net............................     (212)     1,466       7,000
  Other expense.............................................       --         --        (400)
                                                              -------    -------    --------
Income (loss) from continuing operations....................     (838)       479      (7,671)
Discontinued operations
  Loss on sale of distribution group........................     (111)        --          --
  Loss from operations of distribution group................     (410)        --          --
                                                              -------    -------    --------
Net income (loss)...........................................   (1,359)       479      (7,671)
Preferred stock dividends and accretion.....................     (718)        --          --
                                                              -------    -------    --------
Income (loss) attributable to common shareholders...........  $(2,077)   $   479    $ (7,671)
                                                              =======    =======    ========
Earnings (loss) per common share - basic and diluted
  Continuing operations.....................................  $ (0.08)   $  0.03    $  (0.36)
  Discontinued operations...................................    (0.05)        --          --
  Net income (loss).........................................    (0.12)      0.03       (0.36)
  Income (loss) attributable to common shareholders.........    (0.19)      0.03       (0.36)
                                                              =======    =======    ========
Weighted average shares -- basic............................   11,151     16,462      21,472
                                                              =======    =======    ========
Weighted average shares -- diluted..........................   11,151     18,057      21,472
                                                              =======    =======    ========

                            INTRANET SOLUTIONS, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                     SERIES A           SERIES B
                                   CONVERTIBLE        CONVERTIBLE                                       RETAINED
                                 PREFERRED STOCK    PREFERRED STOCK     COMMON STOCK     ADDITIONAL     EARNINGS
                                 ----------------   ----------------   ---------------    PAID-IN     (ACCUMULATED     UNEARNED
                                 SHARES   AMOUNT    SHARES   AMOUNT    SHARES   AMOUNT    CAPITAL       DEFICIT)     COMPENSATION
                                 ------   -------   ------   -------   ------   ------   ----------   ------------   ------------
Balance at April 1, 1998.......    450    $ 2,004     --     $    --   10,247    $102     $ 10,768      $(11,143)       $(118)
Exercise of stock options and
 warrants......................     --         --     --          --      343       4        1,377            --           --
Cancellation of compensatory
 stock options.................     --         --     --          --       --      --          (91)           --           91
Issuance of common stock.......     --         --     --          --       29      --          120            --           --
Issuance of warrants...........     --         --     --          --       --      --          200            --           --
Issuance of convertible
 preferred stock...............     --         --      1       2,851       --      --           --            --           --
Conversion of preferred stock
 to common stock...............   (375)    (1,670)    (1)     (2,851)   1,832      18        4,503            --           --
Record non-cash deemed
 dividend......................     --         --     --        (570)      --      --          570            --           --
Record deemed dividend
 accretion.....................     --         --     --         570       --      --           --          (570)          --
Preferred dividends............     --         --     --          --       --      --           14          (148)          --
Other..........................     --         --     --          --       (1)     --           48            (3)           2
Net loss.......................     --         --     --          --       --      --           --        (1,359)          --
                                  ----    -------     --     -------   ------    ----     --------      --------        -----
Balance at March 31, 1999......     75        334     --          --   12,450     124       17,509       (13,223)         (25)
Exercise of stock options and
 warrants......................     --         --     --          --    2,094      22        8,130            --           --
Issuance of common stock net of
 costs of $8,688...............     --         --     --          --    6,020      60      126,998            --           --
Conversion of preferred stock
 to common.....................    (75)      (334)    --          --      101       1          333            --           --
Other..........................     --         --     --          --       --      --          515           211           17
Net income.....................     --         --     --          --       --      --           --           479           --
                                  ----    -------     --     -------   ------    ----     --------      --------        -----
Balance at March 31, 2000......     --         --     --          --   20,665     207      153,485       (12,533)          (8)
Exercise of stock options and
 warrants......................     --         --     --          --      778       8        5,608            --           --
Issuance of common stock, net
 of costs of $1,279............     --         --     --          --      520       5       22,641            --           --
Issuance of common stock in
 employee stock purchase
 plan..........................     --         --     --          --       21      --          557            --           --
Tax benefit from employee stock
 option exercises..............     --         --     --          --       --      --        4,894            --           --
Other..........................     --         --     --          --       --      --          327            --            8
Net loss.......................     --         --     --          --       --      --           --        (7,671)          --
                                  ----    -------     --     -------   ------    ----     --------      --------        -----
Balance at March 31, 2001......     --    $    --     --     $    --   21,984    $220     $187,512      $(20,204)       $  --
                                  ====    =======     ==     =======   ======    ====     ========      ========        =====


                                  ACCUMULATED
                                     OTHER           TOTAL
                                 COMPREHENSIVE   SHAREHOLDERS'   COMPREHENSIVE
                                 INCOME (LOSS)      EQUITY       INCOME (LOSS)
                                 -------------   -------------   -------------
Balance at April 1, 1998.......      $  --         $  1,613
Exercise of stock options and
 warrants......................         --            1,381
Cancellation of compensatory
 stock options.................         --               --
Issuance of common stock.......         --              120
Issuance of warrants...........         --              200
Issuance of convertible
 preferred stock...............         --            2,851
Conversion of preferred stock
 to common stock...............         --               --
Record non-cash deemed
 dividend......................         --               --
Record deemed dividend
 accretion.....................         --               --
Preferred dividends............         --             (134)
Other..........................         --               47
Net loss.......................         --           (1,359)        $(1,359)
                                     -----         --------         -------
Balance at March 31, 1999......         --            4,719         $(1,359)
                                                                    =======
Exercise of stock options and
 warrants......................         --            8,152
Issuance of common stock net of
 costs of $8,688...............         --          127,058
Conversion of preferred stock
 to common.....................         --               --
Other..........................       (181)             562         $  (181)
Net income.....................         --              479             479
                                     -----         --------         -------
Balance at March 31, 2000......       (181)         140,970         $   298
                                                                    =======
Exercise of stock options and
 warrants......................         --            5,616
Issuance of common stock, net
 of costs of $1,279............         --           22,646
Issuance of common stock in
 employee stock purchase
 plan..........................         --              557
Tax benefit from employee stock
 option exercises..............         --            4,894
Other..........................         97              432         $    97
Net loss.......................         --           (7,671)         (7,671)
                                     -----         --------         -------
Balance at March 31, 2001......      $ (84)        $167,444         $(7,574)
                                     =====         ========         =======

                            INTRANET SOLUTIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                   YEAR ENDED MARCH 31,
                                                             --------------------------------
                                                              1999        2000         2001
                                                             -------    ---------    --------
Operating activities:
Net income (loss)..........................................  $(1,359)   $     479    $ (7,671)
  Adjustments to reconcile net loss to cash flows from
     operating activities:
     Depreciation and amortization.........................      566          798       1,253
     Acquired in-process research and development..........       --           --      10,400
     Amortization of intangible assets and other...........       --          460      10,508
     Gain on sale of hardware integration unit.............     (517)          --          --
     Discontinued operations...............................      709           --          --
  Tax benefit from employee stock option exercises.........       --           --       4,894
  Changes in operating assets and liabilities..............   (1,124)      (2,829)    (13,523)
  Other....................................................       94         (160)     (2,197)
                                                             -------    ---------    --------
          Net cash flows provided by (used in) operating
            activities.....................................   (1,631)      (1,252)      3,664
Investing activities:
  Maturities (purchases) of marketable securities, net.....       --     (124,883)     32,728
  Business acquisitions, net of cash acquired..............       --           --     (54,521)
  Proceeds from sale of the hardware integration group, net
     of related expenses...................................    1,279           --          --
  Purchases of property and equipment......................     (380)        (534)     (2,494)
  Purchase of intangibles..................................       --         (357)       (189)
  Investments in other companies...........................       --           --      (1,136)
  Other....................................................        8         (759)     (1,250)
                                                             -------    ---------    --------
          Net cash flows provided by (used in) investing
            activities.....................................      907     (126,533)    (26,862)
Financing activities:
  Net repayments from revolving credit facility............   (1,424)        (822)         --
  Payments on long-term obligations........................     (860)        (204)       (148)
  Issuance of preferred stock..............................    2,851           --          --
  Issuance of common stock.................................       --      127,058      23,203
  Payment of dividends on preferred stock..................     (134)          --          --
  Proceeds from stock options and warrants.................    1,381        8,152       5,616
  Other....................................................      (75)         283          23
                                                             -------    ---------    --------
          Net cash flows provided by financing
            activities.....................................    1,739      134,467      28,694
                                                             -------    ---------    --------
          Net increase in cash.............................    1,015        6,682       5,496
Cash and equivalents at beginning of year..................    1,162        2,177       8,859
                                                             -------    ---------    --------
Cash and equivalents at end of year........................  $ 2,177    $   8,859    $ 14,355
                                                             =======    =========    ========
Supplemental disclosure of cash flows information:
  Cash paid for interest...................................  $   226    $      42    $     13
  Cash paid for income taxes...............................        7            7          --
Non-cash financing and investing activities:
  Equipment acquired with capital lease obligation.........  $   122    $      --    $     --
  Issuance of common stock and warrants for assets.........      320           --          --
  Capitalized software licenses payable related to license
     agreement.............................................      200           --          --
Detail of changes in operating assets and liabilities, net
  of amounts acquired:
  Accounts receivable......................................  $ 1,065    $  (3,451)   $ (7,991)
  Prepaid expenses and other current assets................       78       (3,004)     (1,460)
  Accounts payable.........................................   (2,421)       2,338      (2,498)
  Accrued expenses and other liabilities...................      154        1,288      (1,574)
                                                             -------    ---------    --------
          Net changes in operating assets and
            liabilities....................................  $(1,124)   $  (2,829)   $(13,523)
                                                             =======    =========    ========

                            INTRANET SOLUTIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         MARCH 31, 1999, 2000 AND 2001
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     IntraNet Solutions, Inc. (the "Company") is a leading provider of business content management solutions, including mobile and wireless access for intranet, extranet and Internet applications that offer customers the ability to rapidly access, manage and publish business data. The Company's customers are primarily located throughout the United States and in Europe.

     Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

     Revenue Recognition: The Company currently derives all of its revenues from licenses of software products and related services. Product license revenue is recognized when a purchase order has been received or license agreement has been signed, the product has been shipped and accepted by the customer, and collection is probable. Services revenue consists of fees from consulting and maintenance. Consulting services include needs assessment, software integration, security analysis, application development and training. The Company bills consulting fees either on a time and materials basis or on a fixed-price schedule. The Company's customers typically purchase maintenance agreements annually, and the Company prices maintenance agreements based on a percentage of the product license fee. Customers purchasing maintenance agreements receive product upgrades, Web-based technical support and telephone hot-line support. The Company recognizes revenue from maintenance agreements ratably over the term of the agreement, typically one year.

     Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue.

     Cost of Revenues: The Company expenses all manufacturing, packaging and distribution costs associated with product license revenue as cost of revenues. The Company also expenses all technical support service costs associated with service revenue as cost of revenues.

     Cash and Equivalents: The Company considers all short-term, highly liquid investments that are readily convertible into known amounts of cash and have original maturities of three months or less to be cash equivalents.

     Marketable Securities: Investments in debt securities (generally commercial paper) with a remaining maturity of one year or less at the date of purchase are classified as short-term marketable securities. Investments in debt securities with a remaining maturity of greater than one year are classified as long-term marketable securities. All investments are classified as held to maturity and recorded at amortized cost. At March 31, 2000 and 2001, cost approximated market value of these investments. Purchases of investment were $306,479 and $1,540,791 for the years ended March 31, 2000 and 2001. Maturities of investments were $181,596 and $1,573,519 for the years ended March 31, 2000 and 2001.

     Investments in Other Companies: Investments in other equity securities are classified as long-term as the Company anticipates holding them for more than one year. A portion of these investments are publicly traded and are deemed by management to be available for sale. Accordingly, they are reported at fair value with net unrealized losses reported within shareholders' equity as accumulated other comprehensive income (loss). No sales of available for sale investments have occurred through March 31, 2001. During fiscal 2001, the Company determined that a permanent decline in the value of an available for sale investment had occurred. As a result, the Company recorded a write-down on this investment of $400 in its statement of operations.

                            INTRANET SOLUTIONS, INC.

                         MARCH 31, 1999, 2000 AND 2001
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     Also included in investments in other companies are investments in several non-public, start-up technology companies for which the Company uses the specific identification method to determine cost and fair value for computing gains and losses. The Company reviewed its non-public investments and does not believe there is any permanent decline in the value of these investments as of March 31, 2001.

     Accounts Receivable: Accounts receivable is presented net of allowances of $530 and $2,143 as of March 31, 2000 and 2001, respectively. No customer has accounted for 10% or more of the Company's revenues in the years ended March 31, 1999, 2000 and 2001. Credit is extended based on an evaluation of the customer's financial condition and a cash deposit is generally not required. The Company estimates its potential losses on trade receivables on an ongoing basis and provides for anticipated losses in the period in which the revenues are recognized. Credit losses have historically been within management's expectations.

     Property and Equipment: Property and equipment, including leasehold improvements, are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, ranging from three to eight years, or the life of the lease for leasehold improvements, whichever is shorter. Maintenance, repairs and minor renewals are expensed when incurred.

     Goodwill: Goodwill, representing the excess of purchase price over fair value of net assets acquired, is being amortized on a straight line basis over three years. Accumulated amortization was $3,880 at March 31, 2001.

     Other Intangible Assets: Other intangible assets, representing core technology, customer base, workforce, capitalized software, trademarks, and other intangible assets acquired through business acquisitions, are being amortized on a straight line basis over three to four years. Accumulated amortization was $6,313 at March 31, 2001.

     Impairment of Long-Lived Assets: The Company evaluates the recoverability of its long-lived assets, including goodwill, in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 requires recognition of impairment of long-lived assets in the event that events or circumstances indicate an impairment may have occurred and when net book value of such assets exceeds the future undiscounted cash flows attributed to such assets.

     Software Development Costs: Software development costs may be capitalized once the technological feasibility of the project is established. The amount of software development costs that may be capitalized is subject to limitations based on the net realizable value of the potential product. To date, the period between achieving technological feasibility of the Company's products and the general availability of the products has been short. Software development costs qualifying for capitalization have, consequently, been immaterial. Accordingly, the Company has not capitalized any software development costs and has instead charged all such costs to research and development expense. However, certain capitalized software costs have been recorded through acquisitions (see note 2).

     Advertising: The Company expenses the cost of advertising as it is incurred. Advertising expense for the years ended March 31, 1999, 2000, and 2001 was $903, $1,290 and $3,044.

     Net Income (Loss) per Common Share: The Company's basic net income (loss) per share amounts have been computed by dividing net income (loss) by the weighted average number of outstanding common shares. The Company's diluted net income per share is computed by dividing net income by the weighted average number of outstanding common shares and common share equivalents relating to stock options, when dilutive. For the years ended March 31, 1999 and 2001, the Company incurred net losses and therefore, basic and diluted per share amounts are the same. Common stock equivalent shares consist of convertible preferred

                            INTRANET SOLUTIONS, INC.

                         MARCH 31, 1999, 2000 AND 2001
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

stock (using the if converted method) and stock options and warrants (using the treasury stock method), as follows (in thousands):

                                                                     MARCH 31,
                                                              -----------------------
                                                              1999     2000     2001
                                                              -----    -----    -----
Shares related to stock options and warrants................  1,927    1,595    2,005
Shares related to convertible preferred stock...............     68       --       --
                                                              -----    -----    -----
                                                              1,995    1,595    2,005
                                                              =====    =====    =====

     Options and warrants to purchase 108, 175, and 906 shares of common stock were outstanding at March 31, 1999, 2000, and 2001, but were excluded from the computation of common share equivalents because they were antidilutive.

     Recently Issued Accounting Standards: Financial Accounting Standards Board ("FASB") Interpretation 44, Interpretation of APB Opinion 25 (FIN 44) was issued in March 2000. FIN 44 provides an interpretation of APB Opinion 25 on accounting for employee stock compensation and describes its application to certain transactions. FIN 44 was effective on July 1, 2000. It primarily applies on a prospective basis to events occurring after that date, except for certain transactions involving options granted to nonemployees, repriced fixed options, and modifications to add reload option features, which apply to awards granted after December 31, 1998. The provisions of FIN 44 did not have a material effect on the Company's March 31, 2001 financial statements.

     The Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101") in December 1999. SAB 101 summarizes certain aspects of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. In 2000, the Securities and Exchange Commission issued SAB 101A and 101B, which extended the transition provision of SAB 101 to the Company's fourth quarter of fiscal 2001. SAB 101 has not had a material impact on the Company's financial statements.

     Financial Accounting Standard Board Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") is effective for fiscal years beginning after June 15, 2000, as amended by SFAS 137. SFAS 133 requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value, The statement also specifies new methods of accounting for derivatives used in risk management strategies (hedging activities), prescribes the items and transactions that may be hedged, and specifies detailed criteria required to qualify for hedge accounting. The adoption of this standard is not expected to have a material affect on the financial statements of the Company.

     In March 2000, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 00-14, "Accounting for Certain Sales Incentives." This consensus provides guidance on the recognition, measurement and income statement classification of sales incentives which are offered voluntarily by a vendor without charge to customers that can be used in, or that are exercisable by a customer as a result of a single exchange transaction. The Company evaluated the provisions of the EITF and concluded that it will not impact the Company's financial statements.

     In July 2000, the EITF issued EITF Issue No. 00-15 "Classification in the Statement of Cash Flows of the Income Tax Benefit Realized by a Company upon Employee Exercise of a Non-qualified Stock Option." EITF 00-15 addresses the cash flow statement presentation of the tax benefit associated with nonqualified stock options. A company receives an income tax deduction for the difference between the exercise price and the market price of a nonqualified stock option upon exercise by the employee. EITF 00-15 concludes that the

                            INTRANET SOLUTIONS, INC.

                         MARCH 31, 1999, 2000 AND 2001
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

income tax benefit realized by the company upon employee exercise should be classified in the operating section of the cash flow statement. The Company adopted EITF 00-15 during the third quarter of fiscal 2001.

     In June 2001, the FASB announced they intend to issue two statements in late July 2001: Business Combinations and Goodwill and Intangible Assets. These pronouncements are expected to, among other things, eliminate the pooling-of-interest method of accounting for business combinations and eliminate the amortization of goodwill for financial reporting purposes. However, goodwill will then be tested for impairment annually or whenever an impairment indicator arises. The goodwill and intangible asset statement is expected to be effective for the Company April 1, 2002. The terms and conditions of these statements could change significantly before they are issued, including implementation guidelines and effective dates.

     Stock-based Compensation: The Company utilizes the intrinsic value method for stock-based compensation. Under this method, compensation expense is recognized for the amount by which the market price of the common stock on the date of grant exceeds the exercise price of an option.

     Fair Value of Financial Instruments: The Company's financial instruments including cash and cash equivalents, short-term marketable securities, long-term marketable securities, accounts receivable and accounts payable, and are carried at cost, which approximate fair value due to the short-term maturity of these instruments.

     Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassifications: Certain reclassifications have been made to the 1999 and 2000 financial statements to conform with the presentation used in the 2001 financial statements.

2. BUSINESS COMBINATIONS

     On September 29, 1999, the Company merged with InfoAccess, Inc. (InfoAccess) in a transaction accounted for as a pooling-of-interests. In recording the combination, the Company's consolidated statements of operations for the year ended March 31, 1999 have been combined with that of InfoAccess for the year ended December 31, 1998. InfoAccess net income of $213 for the three months ended March 31, 1999 has been included in the Company's accumulated deficit for the year ended March 31, 2000.

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

     All costs associated with completion of this acquisition, approximately $1,972, were expensed as incurred. Activity previously reported by the separate companies and the combined amounts presented in these consolidated financial statements for the year ended March 31,1999 are summarized as follows:

     On July 10, 2000, the Company acquired the Information Exchange Division ("IED") of eBT International, Inc. (formerly Inso Corporation ("Inso")). IED is a producer of software products used in mobile and wireless device viewing technologies, applications and Web file conversion. The total cost of the

                            INTRANET SOLUTIONS, INC.

                         MARCH 31, 1999, 2000 AND 2001
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

acquisition, including transaction costs, was approximately $55,300. The transaction was accounted for under the purchase method of accounting and, accordingly, the acquired net assets were recorded at their estimated fair values at the date of acquisition. The following table presents the allocation of the purchase price:

In-process research and development.........................    $10,400
Core technology.............................................     13,200
Customer base...............................................      3,500
Workforce...................................................      3,000
Capitalized software........................................      2,800
Trademarks..................................................      1,700
Other intangibles...........................................      1,400
Excess of cost over fair value of net assets acquired.......     15,212
Net fair value of tangible assets acquired and liabilities
  assumed...................................................      4,058
                                                                -------
Purchase price..............................................    $55,270
                                                                =======

     In connection with the acquisition of IED, the purchased in-process research and development of $10,400 was charged to operations. The fair values of the in-process research and development projects acquired were estimated utilizing a discounted economic income method which is based on estimates of operating results and capital expenditures for an eight to ten year estimated life including a life-cycle phase out beginning in year seven to nine and a risk adjusted discount rate of 26.0%. Since the acquisition date the projects have been completed and the Company has begun to receive benefits from these development projects. The purchased in-process research and development consisted of the following:

          OIVT Symbian Viewer -- The Symbian Viewer technology is a port of the Outside in Viewer Technology to the Symbian operating system platform. The technology is targeted at wireless devices built on the Symbian platform that require viewing business documents. This project was estimated to be 75% complete as of the acquisition date. At the date of acquisition, the fair value of the project was $3,000 and the total cost to complete the project was estimated to be approximately $500, primarily consisting of engineering salaries. The project was completed as expected in August 2000.

          WML Export -- The WML Export technology adds value to any wireless application that requires access to documents created in current legacy word processing, spreadsheet, and presentation applications. WML Export is designed to be incorporated into a server-side application with no additional software requirements on the wireless device beyond a WAP-compatible micro-browser. This project was estimated to be 50% complete as of the acquisition date with the Beta Version of WML Export for Windows NT having been released on March 15, 2000 and IED focusing on an additional beta release. At the date of acquisition the fair value of the project was $1,000 and the total cost to complete the project was estimated to be approximately $10, primarily consisting of engineering salaries. The project was completed as expected in July 2000.

          XML Export -- XML Export provides fully attributed access to a wide range of business documents through XML using an Inso defined DTD. This project includes development of an enterprise grade XML-based transformation architecture applicable to a wide range of conversion markets. As of the acquisition date the Beta 2 version was in the market and IED was focused on reaching the final release. This project was estimated to be 95% complete as of the acquisition date. At the date of acquisition, the fair value of the project was $6,400 and the total cost to complete the project was estimated to be approximately $55, primarily consisting of engineering salaries. The project was completed as expected in July 2000.

                            INTRANET SOLUTIONS, INC.

                         MARCH 31, 1999, 2000 AND 2001
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following unaudited pro forma statement of operations information was prepared assuming the IED acquisition had occurred on April 1, 1999 and in-process research and development had been expensed as of that date:

                                                              TWELVE MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                2000        2001
                                                              --------    --------
                                                                  (UNAUDITED)
Total revenues..............................................  $49,361     $72,581
In process research and development.........................  (10,400)         --
Net income (loss)...........................................  (12,231)        970
Net income (loss) per share:
  Basic.....................................................  $ (0.74)    $  0.05
  Diluted...................................................  $ (0.74)    $  0.04
Weighted-average shares outstanding
  Basic.....................................................   16,462      21,472
  Diluted...................................................   16,462      23,477

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

     Revenues, cost of revenues, and gross profit for the hardware integration and support unit are as follows for the year ended March 31, 1999:

Revenues:
  Hardware integration......................................  $4,358
  Support...................................................   1,271
                                                              ------
                                                               5,629
                                                              ------
Cost of revenues:
  Hardware integration......................................   3,712
  Support...................................................     889
                                                              ------
                                                               4,601
                                                              ------
Gross profit................................................  $1,028
                                                              ======

4. DISCONTINUED OPERATIONS

     During the fiscal year ended March 31, 1999, the Company sold substantially all of the remaining assets of its on-demand publishing operations, located in Phoenix, Arizona for approximately $487. The Company incurred a loss on the sale of the related assets of $111.

                            INTRANET SOLUTIONS, INC.

                         MARCH 31, 1999, 2000 AND 2001
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     Summarized financial information for the discontinued operations are as follows for the year ended March 31, 1999:

Operating revenues..........................................  $   729
Operating expenses..........................................   (1,104)
Interest....................................................      (35)
Income taxes................................................       --
                                                              -------
  Net loss from discontinued operations.....................  $  (410)
                                                              =======

5. RELATED PARTY TRANSACTIONS

     During fiscal 2000, the Company entered into a sales agreement with a company whose president and CEO is a member of IntraNet Solutions, Inc.'s Board of Directors. Revenue of $340 was recorded under this contract during the year ended March 31, 2000. No revenue was recorded under this agreement for the year ended March 31, 2001.

6. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                 MARCH 31,
                                                              ----------------
                                                               2000      2001
                                                              ------    ------
Equipment and furniture.....................................  $2,363    $5,456
Leasehold improvements......................................      91     1,141
                                                              ------    ------
                                                               2,454     6,597
Less accumulated depreciation...............................   1,567     2,546
                                                              ------    ------
                                                              $  887    $4,051
                                                              ======    ======

7. SHAREHOLDERS' EQUITY

     Series A convertible preferred stock: During the year ended March 31, 1998, the Company issued $4,000 of Series A 5% convertible preferred stock, in the form of 800 units, each consisting of one share of $5.00 stated value preferred stock and a warrant to acquire one share of the Company's common stock at an exercise price of $5.18. Through March 2000 all preferred shares were converted into common shares of the Company.

     Preferred stock dividends and accretion of original discount is reflected in the statement of operations as an adjustment to net loss, but had no net effect on total shareholders' equity. Prior to conversion the Company paid $148 in preferred stock dividends during the year ended March 31, 1999.

     Series B convertible preferred stock: In May, 1998, the Company issued $3,000 of Series B 4% convertible preferred stock. During the year ended March 31, 1999, all the Series B convertible preferred stock, including accrued dividends, were converted into 1,037 of shares of common stock.

     In connection with this transaction, the Company recognized a non-cash deemed dividend as a discount to preferred stock with a corresponding credit to additional paid-in capital. The discount was recognized at the date of issue of the preferred stock, the same date at which the shares were eligible for conversion. The accretion of the discount is reflected in the statement of operations as an adjustment to net loss, but has no net effect on total shareholders' equity.

                            INTRANET SOLUTIONS, INC.

                         MARCH 31, 1999, 2000 AND 2001
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     Common Stock: On July 8, 1999, the Company completed a secondary stock offering, including the underwriters' over allotment option of 3,715 shares of its common stock and received net proceeds of approximately 27,000. On March 9, 2000, the Company completed a secondary offering of 2,305 shares of its common stock and received net proceeds of approximately $100,000.

     On April 10, 2000, 520 shares of the underwriters' over allotment option from the Company's March 9, 2000 secondary offering were issued for net proceeds of $22,646.

     Warrants: The Company has 300 stock purchase warrants with exercise prices of $3.50 to $8.44 outstanding at March 31, 2001. The warrants expire on various dates through June, 2004.

     In February 2000, the Company issued a warrant with a five year term in exchange for various product related marketing services. The warrant entitles the holder to purchase 150 shares of the Company's common stock at an exercise price of $35.89 per share. An independent valuation of the warrant was used to value the marketing services received at $460. During fiscal 2001, the Company issued 75 additional warrants for product related marketing services at an average exercise price of $42.78 per share. These services were valued at $248.

     Stock Repurchase: In April 2000, the board of directors authorized the repurchase of up to $10,000 of the Company's common stock at a price not exceeding $20 per share.

     Stock Options: The Company maintains the 1994-1997 Stock Option Plan, the 1997 Director Stock Option Plan, the 1999 Employee Stock Option and Compensation Plan, the 2000 Employee Stock Incentive Plan and the 2000 Stock Incentive Plan (collectively, the "Plan"), pursuant to which options and other awards to acquire an aggregate of 3,100, 300, 1,000, 1,600 and 2,000 shares, respectively, of the Company's common stock may be granted. The Company integrated all previously granted options into the Plan. The Plan is administered by the Board of Directors, which has the discretion to determine the number and purchase price of shares subject to stock options (which may be below the fair market value of the common stock on the date thereof), the term of each option, and the terms of exercisability.

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

     Pro forma information regarding the fair value of stock options is determined at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                               YEARS ENDED MARCH 31,
                                                              -----------------------
                                                              1999     2000     2001
                                                              -----    -----    -----
Risk free interest rates....................................   5.0%     6.8%     5.7%
Dividend yield..............................................    --       --       --
Volatility factor of expected market price of company's
  stock.....................................................    75%      75%      85%
Weighted average expected life of options (years)...........   8.5      4.0      4.0

                            INTRANET SOLUTIONS, INC.

                         MARCH 31, 1999, 2000 AND 2001
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The Company's pro forma information had the fair value method been used is as follows:

                                                           YEARS ENDED MARCH 31,
                                                       ------------------------------
                                                        1999       2000        2001
                                                       -------    -------    --------
Pro forma loss from continuing operations............  $(2,273)   $(1,359)   $(20,333)
Pro forma loss from continuing operations per common
  share, basic and diluted...........................     (.20)      (.08)       (.95)
Pro forma net loss...................................   (2,794)    (1,359)    (20,333)
Pro forma net loss per common share, basic and
  diluted............................................     (.25)      (.08)       (.95)
Pro forma loss attributable to common shareholders...   (3,513)    (1,359)    (20,333)
Pro forma loss attributable to common shareholders
  per common share, basic and diluted................     (.32)      (.08)       (.95)

     These pro forma results are not representative of future effects of applying this method, for the years ended March 31, 1999 and 2000 because they do not take into consideration the pro forma effect of grants made prior to 1996.

     A summary of the Company's stock option activity, and related information through March 31, 2001 is as follows:

                                                                          WEIGHTED-
                                                                           AVERAGE
                                                              SHARES    EXERCISE PRICE
                                                              ------    --------------
Outstanding as of April 1, 1998.............................   2,415        $ 3.90
  Granted...................................................     435          4.29
  Exercised.................................................    (230)         4.48
  Forfeited.................................................    (321)         5.26
                                                              ------
Outstanding as of March 31, 1999............................   2,299          3.68
  Granted...................................................   1,159         12.70
  Exercised.................................................  (1,059)         3.37
  Forfeited.................................................    (249)         5.00
                                                              ------
Outstanding as of March 31, 2000............................   2,150          8.51
  Granted...................................................   3,780         35.60
  Exercised.................................................    (649)         7.66
  Forfeited.................................................    (259)        26.28
                                                              ------
Outstanding as of March 31, 2001............................   5,022        $27.25
                                                              ======

                                                                    MARCH 31,
                                                            -------------------------
                                                             1999     2000      2001
                                                            ------    -----    ------
Options exercisable at end of year........................   1,308      696       627
                                                            ======    =====    ======
Weighted-average fair value of options granted during the
  year....................................................  $ 3.52    $7.13    $23.06
                                                            ======    =====    ======

                            INTRANET SOLUTIONS, INC.

                         MARCH 31, 1999, 2000 AND 2001
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table summarizes information about the stock options outstanding at March 31, 2001:

                                    OPTIONS OUTSTANDING
                                ----------------------------       OPTIONS EXERCISABLE
                                                   WEIGHTED-   ----------------------------
                                WEIGHTED-AVERAGE    AVERAGE                    WEIGHTED-
   RANGE OF         NUMBER         REMAINING       EXERCISE      NUMBER         AVERAGE
EXERCISE PRICE    OUTSTANDING   CONTRACTUAL LIFE     PRICE     EXERCISABLE   EXERCISE PRICE
---------------   -----------   ----------------   ---------   -----------   --------------
 $0.20 -  $0.99         69            3.7           $ 0.24          69           $ 0.24
 $1.00 -  $1.99          2            8.5             1.60          --             1.60
 $2.00 -  $3.99        306            6.8             3.23         167             3.15
 $4.00 -  $5.99        187            6.4             5.05          97             4.89
 $6.00 -  $7.99        508            8.0             7.32          66             7.04
 $8.00 -  $9.99        194            8.3             8.81          32             8.71
$10.00 - $14.99          7            7.1            10.54           1            10.75
$15.00 - $19.99        416            9.2            17.65           2            18.88
$20.00 - $29.99        505            9.6            24.15          40            24.53
$30.00 - $39.99      2,076            9.4            37.20         147            37.90
$40.00 - $49.99        705            9.6            42.59           6            45.17
$50.00 - $59.99         40            9.7            53.29          --               --
$60.00 - $69.99          7            9.7            63.50          --               --
                     -----                                         ---
                     5,022            8.9           $27.25         627           $13.74
                     =====                                         ===

8. EMPLOYEE BENEFIT PLANS

     The Company maintains pre-tax salary reduction/profit sharing plans under the provisions of Section 401(k) of the Internal Revenue Code. The plans cover substantially all full-time employees who have reached the age of 21. Total Company contributions to the plans for the years ended March 31, 1999, 2000, and 2001 were $50, $41 and $536.

     During fiscal 2000, the Company adopted an employee stock purchase plan (the Plan), which allows eligible employees to purchase stock of the Company at 85% of its fair market value through elected payroll deductions equal up to 10% of their compensation. During fiscal 2001, 21 shares of common stock had been purchased under the Plan. No stock had been purchased by employees under this plan prior to fiscal 2001.

                            INTRANET SOLUTIONS, INC.

                         MARCH 31, 1999, 2000 AND 2001
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

9. INCOME TAXES

     Due to net operating loss carryforwards through March 2001, the Company has recorded no current income tax provision. The tax effects of temporary differences giving rise to deferred income taxes consisted of the following:

                                                                   MARCH 31,
                                                              --------------------
                                                                2000        2001
                                                              --------    --------
Deferred tax liabilities:
  Depreciation..............................................  $    (12)   $    (52)
Deferred tax assets:
  Deferred revenue..........................................       300          --
  Accounts receivable and other reserves....................       212         750
  Net operating loss carryforwards..........................    14,291      15,346
  Amortization of intangibles...............................        --       6,292
  Foreign tax credits.......................................        --         150
  Prepaid license agreement.................................        --         499
  Other.....................................................       288         395
                                                              --------    --------
                                                                15,079      23,380
Valuation allowance.........................................   (15,079)    (18,486)
                                                              --------    --------
     Net deferred tax asset.................................  $     --    $  4,894
                                                              ========    ========

     Deferred tax liabilities and deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The valuation allowance has been established due to the uncertainty of future taxable income, which is necessary to realize the benefits of the deferred tax assets. The Company had net operating loss (NOL) carryforwards of approximately $43,800 at March 31, 2001, which begin to expire in 2011. These NOL's are subject to annual utilization limitations due to prior ownership charges.

     Although realization of the net deferred tax asset is not assured, the Company believes based on its projections of future taxable income, that it is more likely than not that the net deferred tax asset will be realized. The amount of net deferred tax assets considered realizable however, could be adjusted in the future based on changes in conditions or assumptions.

     The Company's provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 34.0% to income (loss) before taxes as a result of the following:

                                                               YEAR ENDED MARCH 31,
                                                            --------------------------
                                                            1999       2000      2001
                                                            -----    --------    -----
Federal statutory rate....................................  (34.0)%      34.0%   (34.0)%
State taxes, net of federal benefit.......................    0.9          --       --
Stock based compensation..................................  (27.9)   (2,504.4)   (34.5)
Change in valuation allowance.............................   66.8     2,458.4     69.0
Other.....................................................   (5.8)       12.0      (.5)
                                                            -----    --------    -----
                                                               --%         --%      --%
                                                            =====    ========    =====

                            INTRANET SOLUTIONS, INC.

                         MARCH 31, 1999, 2000 AND 2001
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

10. COMMITMENTS AND CONTINGENCIES

     Operating leases -- The Company has entered into certain non-cancelable operating lease agreements related to office/warehouse space, equipment and vehicles. Total rent expense under operating leases net of sublease income, was, $588, $710 and $2,804 for the years ended March 31, 1999, 2000 and 2001.

     Minimum remaining rental commitments under operating leases net of sublease arrangements are as follows as of March 31, 2001:

For the year ended March 31,
2002........................................................  $2,927
2003........................................................   2,307
2004........................................................   1,326
2005........................................................   1,161
2006........................................................     784
Thereafter..................................................     329
                                                              ------
                                                              $8,834
                                                              ======

     Software royalties -- The Company has entered into several software royalty agreements whereby it is required to pay a royalty amount based upon predetermined payment schedules. At March 31, 2000 and 2001, the Company recorded advanced royalties as prepaid expense of $2,875 and $4,305. Royalties are recognized as expense based on sales, and during the years ended March 31, 1999, 2000 and 2001 royalty expense totaled $596, $1,061 and $3,064.

11. SEGMENTS OF BUSINESS AND GEOGRAPHIC AREA INFORMATION

     The Company operates in a single reporting segment. A summary of the Company's operations by geographic area follows:

                                                            YEAR ENDED MARCH 31,
                                                        -----------------------------
                                                         1999       2000       2001
                                                        -------    -------    -------
Revenues:
  United States.......................................  $14,118    $18,444    $50,889
  Europe..............................................    2,612      3,445      9,622
  Canada..............................................      131        320      4,913
  Other...............................................      170        151      1,297
                                                        -------    -------    -------
          Total revenues..............................  $17,031    $22,360    $66,721
                                                        =======    =======    =======
Identifiable assets:
  United States.......................................  $   879    $   874    $ 3,972
  Europe..............................................       21         13         66
  Other...............................................       --         --         13
                                                        -------    -------    -------
          Total.......................................  $   900    $   887    $ 4,051
                                                        =======    =======    =======

     Sales are attributed to countries or region based on the location of the customer.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The Selected Consolidated Financial Data presented below as of and for each of the fiscal years in the five period ended March 31, 2001 have been derived from our Consolidated Financial Statements. The Selected Consolidated Financial Data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the related Notes included in the 2001 Annual Report.

                                                                YEAR ENDED MARCH 31,
                                                  ------------------------------------------------
                                                   1997      1998      1999      2000       2001
                                                  -------   -------   -------   -------   --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  Product licenses..............................  $ 3,986   $ 4,501   $ 9,303   $17,480   $ 53,853
  Services......................................    1,492     1,233     2,099     4,880     12,868
  Hardware integration and support..............   15,277    16,477     5,629        --         --
                                                  -------   -------   -------   -------   --------
Total revenues..................................   20,755    22,211    17,031    22,360     66,721
                                                  -------   -------   -------   -------   --------
Cost of revenues:
  Product licenses..............................      489       482       811     1,708      3,899
  Services......................................      523       797     1,229     2,400      7,190
  Hardware integration and support..............   11,894    12,883     4,601        --         --
                                                  -------   -------   -------   -------   --------
Total cost of revenues..........................   12,906    14,162     6,641     4,108     11,089
                                                  -------   -------   -------   -------   --------
Gross profit....................................    7,849     8,049    10,390    18,252     55,632
                                                  -------   -------   -------   -------   --------
Operating expenses:
  Sales and marketing...........................    4,125     4,506     5,742    10,076     29,448
  General and administrative....................    2,536     3,100     3,577     3,853      9,016
  Research and development......................    1,937     2,196     2,214     2,878      9,756
  Acquisition costs.............................       --        --        --      1972        775
  Amortization of intangible assets.............       --        --        --       460     10,508
  Acquired in-process research and
     development................................       --        --        --        --     10,400
                                                  -------   -------   -------   -------   --------
Total operating expenses........................    8,598     9,802    11,533    19,239     69,903
                                                  -------   -------   -------   -------   --------
Income (loss) from operations...................     (749)   (1,753)   (1,143)     (987)   (14,271)
Other income (expense):
  Gain on sale of hardware integration unit.....       --        --       517        --         --
  Interest income (expense) net.................      (98)     (334)     (212)    1,466      7,000
  Other.........................................       --        --        --        --       (400)
                                                  -------   -------   -------   -------   --------
Income (loss) from continuing operations........     (847)   (2,087)     (838)      479     (7,671)
Income (loss) on discontinued operations........   (2,560)   (2,576)     (521)       --         --
                                                  -------   -------   -------   -------   --------
Net income (loss)...............................   (3,407)   (4,663)   (1,359)      479     (7,671)
Preferred stock dividends and accretion.........       --    (1,665)     (718)       --         --
                                                  -------   -------   -------   -------   --------
Income (loss) attributable to common
  shareholders..................................  $(3,407)  $(6,328)  $(2,077)  $   479   $ (7,671)
                                                  =======   =======   =======   =======   ========
Earnings (loss) per share -- basic and diluted:
  Income (loss) from continuing operations......  $ (0.11)  $ (0.22)  $ (0.08)  $  0.03   $  (0.36)
                                                  =======   =======   =======   =======   ========
  Net income (loss).............................  $ (0.43)  $ (0.50)  $ (0.12)  $  0.03   $  (0.36)
                                                  =======   =======   =======   =======   ========
  Income (loss) attributable to common
     shareholders...............................  $ (0.43)  $ (0.67)  $ (0.19)  $  0.03   $  (0.36)
                                                  =======   =======   =======   =======   ========
Weighted average common shares -- basic.........    7,980     9,422    11,151    16,462     21,472
Weighted average common shares -- diluted.......    7,980     9,422    11,151    18,057     21,472

                                                                    AS OF MARCH 31,
                                                     ---------------------------------------------
                                                     1997     1998     1999      2000       2001
                                                     -----   ------   ------   --------   --------
CONSOLIDATED BALANCE SHEET DATA:
Cash and equivalents...............................  $ 946   $1,162   $2,177   $  8,859   $ 14,355
Marketable Securities..............................     --       --       --    124,883     92,155
Working capital (deficit)..........................   (999)     232    3,713    137,112    109,823

                     MARKET FOR REGISTRANT'S COMMON EQUITY
                        AND RELATED SHAREHOLDER MATTERS

     Our common stock, par value $0.1 per share, is traded on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol INRS. At June 20, 2001, our common stock was held by approximately 4,187 shareholders consisting of 137 record holders and an estimated 4,050 shareholders whose stock was held in the name of a bank, broker or other nominee. On June 20, 2001, the closing sale price of a share of our common stock was $34.00.

     The high and low sale prices per share of our common stock for the four quarters during the fiscal years ended March 31, 2001 and 2000 were as follows:

                                                               HIGH      LOW
                                                              ------    ------
FISCAL YEAR ENDED MARCH 31, 2000:
First Quarter...............................................  $13.38    $ 7.25
Second Quarter..............................................   10.50      6.88
Third Quarter...............................................   39.50      7.50
Fourth Quarter..............................................   55.50     27.75

FISCAL YEAR ENDED MARCH 31, 2001:
First Quarter...............................................   46.13     15.75
Second Quarter..............................................   50.50     32.00
Third Quarter...............................................   64.00     35.88
Fourth Quarter..............................................   50.88     16.63

     The company has never paid cash dividends on the common stock. The Board of Directors does not anticipate paying cash dividends in the foreseeable future.

RECENT SALES OF UNREGISTERED SECURITIES

     During the year ended March 31, 2001, the Company has issued the following securities pursuant to exemptions from registration under the Securities Act of 1933, as amended (the "Securities Act"). All such sales were made in reliance upon the exemptions from registration provided under Sections 3(b) and 4(2) of the Securities Act.

     None